Form 20-F
period 2022-12-31
G Medical Innovations Holdings Ltd.
filed 2023-05-16
CIK 1760764

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

Commission File No.: 001-39674

G Medical Innovations Holdings Ltd.

(Exact name of registrant as specified in its charter)

Translation of registrant’s name into English: Not applicable

Cayman Islands	5 Oppenheimer, Rehovot 7670105, Israel Tel: +972 8 958 4777
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)

Dr. Yacov Geva

President and Chief Executive Officer

+972 8 958 4777

Yacovg@Gmedinnovations.com

5 Oppenheimer,

Rehovot 7670105, Israel

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class to be registered	Trading Symbol(s)	Name of each exchange on which each class is to be registered
Ordinary Shares, par value $0.0001 per share	GMVD	Nasdaq Capital Market
Warrants to purchase Ordinary Shares, par value $0.0001 per share	GMVDW	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2022: 1,532,794 Ordinary Shares.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

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

Yes ☐ No ☒

i

INTRODUCTION

We are a next-generation mobile health, or mHealth, and digital health company that develops and markets clinical and consumer medical-grade health monitoring solutions and offers end-to-end support for remote monitoring and telemedicine projects. With extensive experience in the field of medical devices, digital health and patients monitoring, we are committed to raising the global level of healthcare by empowering caregivers and patients to better monitor, manage and improve clinical and personal health outcomes. We believe that we are at the forefront of the digital health revolution in developing the next generation of mobile technologies and services that are designed to empower consumers, patients, and providers to better monitor, manage and improve clinical and personal health outcomes, especially for those who suffer from cardiovascular disease, or CVD, pulmonary disease and diabetes. Our business and future revenue stream can be broken down into two business areas: monitoring services and home collection kits for lab testing.

Unless the context requires otherwise, the terms “G Medical Innovations Holdings,” “we,” “us,” “our,” the “Company” and “G Medical Innovations Holdings” refer to G Medical Innovations Holdings Ltd., a Cayman Islands exempted company, and its subsidiaries: G Medical Innovations Ltd., an Israeli corporation, G Medical Innovations USA Inc., a Delaware corporation, G Medical Health and Wellness, Inc, a Delaware corporation, G Medical Health and Wellness Lab, Inc., a Delaware corporation, G Medical Innovations MK Ltd., a Macedonian corporation, G Medical Innovations Asia Limited, a Hong Kong corporation, G Medical Diagnostic Services, Inc., a Texas corporation, G Medical Mobile Health Solutions, Inc., an Illinois corporation, Telerhythmics, LLC , a company formed under the laws of the state of Tennessee, G Medical Tests and Services, Inc., a Delaware corporation, G Medical Lab Services, Inc. a Delaware corporation, G Medical Innovations UK Ltd., a UK corporation, all of which are wholly-owned subsidiaries, G-Medical Lab Services Inc., a Delaware corporation and 80%-owned subsidiary, and Guangzhou Yimei Innovative Medical Science and Technology Co., Ltd., or G Medical China, a 70%-owned subsidiary of G Medical Innovations Asia Limited.

References to “Ordinary Shares”, “warrants” and “share capital” refer to our ordinary shares, warrants and share capital, respectively, of G Medical Innovations Holdings.

Our reporting currency and functional currency is the U.S. dollar. Unless otherwise expressly stated or the context otherwise requires, references in this annual report to “dollars” or “$” mean U.S. dollars, and references to “A$” are to Australian dollars. Unless derived from our consolidated financial statements or otherwise indicated, U.S. dollar translations of A$ amounts presented in this annual report are translated using the rate of A$1.469 to $1.00, based on the exchange rates certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2022.  References to “Ordinary Shares” are to our ordinary shares, par value $3.15 per share. We report under International Financial Reporting Standards (or IFRS), as issued by the International Accounting Standards Board (or the IASB). None of the financial statements were prepared in accordance with generally accepted accounting principles in the United States.

Our shareholders have approved three reverse stock splits since 2020: on October 29, 2020, our shareholders approved, at an extraordinary general shareholders meeting, a one-for-18 consolidation (the “October 2020 Reverse Stock Split”) of our Ordinary Shares pursuant to which holders of our Ordinary Shares received one Ordinary Share for every 18 Ordinary Shares held; on March 25, 2021, our shareholders approved, at an extraordinary general shareholders meeting, a one-for-five consolidation (the “March 2021 Reverse Stock Split”) of our Ordinary Shares pursuant to which holders of our Ordinary Shares received one Ordinary Share for every five Ordinary Shares held; and on November 15, 2022, our shareholders approved, at an extraordinary general shareholders meeting, a 35-for-one consolidation of our Ordinary Shares pursuant to which holders of our Ordinary Shares received one Ordinary Share for every 35 Ordinary Shares held which took effect on November 16, 2022 (the “November 2022 Reverse Stock Split”). Unless the context expressly dictates otherwise, all reference to share and per share amounts referred to herein reflect the October 2020 Reverse Stock Split, the March 2021 Reverse Stock Split and the November 2022 Reverse Stock Split.

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

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our expectation regarding the sufficiency of our existing cash and cash equivalents to fund our current operations;

●	our ability and plans to manufacture, market and sell our products and services, including those related to our new direct to customer at-home health testing kit business;

●	our expectation regarding government and third-party payors providing adequate coverage and reimbursement for the use of our products and services, including our testing services;

●	the commercial launch and future sales of our existing products or services or any other future potential product candidates or services;

●	planned pilot programs with healthcare providers for our products;

●	our plan to further expand by targeting healthcare providers who can benefit from our comprehensive service offerings;

●	our intention to drive multiple recurring revenue streams, across consumer and professional healthcare verticals and in geographical territories;

●	our expectations regarding future growth;

●	our planned level of capital expenditures;

●	our plans to continue to invest in research and development to develop technology for both existing and new products;

●	our anticipation that we will penetrate a higher number of distribution channels and markets with a relatively low overhead;

●	our anticipation that the monitoring services will continue to grow thereby increasing monthly recurring revenues payable to us;

●	anticipated actions of the U.S. Food and Drug Administration, or the U.S. FDA, state regulators, if any, or other similar foreign regulatory agencies, including approval to conduct clinical trials, the timing and scope of those trials and the prospects for regulatory approval or clearance of, or other regulatory action with respect to our products or services;

●	our ability to launch and penetrate markets in new locations, including taking steps to expand our activities;

●	our ability to retain key executive members;

●	our ability to internally develop new inventions and intellectual property;

●	interpretations of current laws and the passages of future laws;

●	acceptance of our business model by investors; and

●	those factors referred to in “Item 3.D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects”, as well as in this annual report on Form 20-F generally.

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

Statements made in this annual report on Form 20-F concerning the contents of any agreement, contract or other document are summaries of such agreements, contracts or documents and are not a complete description of all of their terms. If we filed any of these agreements, contracts or documents as exhibits to this Report or to any previous filing with the Securities and Exchange Commission (or the SEC), you may read the document itself for a complete understanding of its terms.

v

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

Summary Risk Factors

Our business is subject to numerous risks, as more fully described in the section entitled “Risk Factors” immediately following this annual report summary. You should read these risks before you invest in the Securities. In particular, our risks include, but are not limited to, the following:

●	we have identified material weaknesses in our internal control over financial reporting that could, if not remediated, result in material misstatements in our financial statements. If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our Ordinary Shares;

●	we have a limited operating history on which to assess the prospects for our business, have generated little revenue from sales of our products, have incurred losses since inception and we anticipate that we will continue to incur significant losses until we are able to successfully commercialize our products and services globally;

●	we expect that we will need to raise substantial additional funding before we can expect to become profitable from sales of our products and services and this additional financing may not be available on acceptable terms, or at all;

●	raising additional capital would cause dilution to holders of our equity securities, and may affect the rights of existing holders of equity securities;

●	we may not succeed in completing the development and commercialization of our products and services and generating significant revenues;

●	the expansion of our home testing kit business presents important challenges to our ability to manage our business;

●	our success depends upon market acceptance of our products and services, our ability to develop and commercialize new products and services and generate revenues and our ability to identify new markets for our technology;

●	medical device development is costly and involves continual technological change which may render our current or future products obsolete;

●	we will be dependent upon success in our customer acquisition strategy and successfully integrating acquired companies and technology;

●	we have recently invested significant capital in our COVID-19 related services, including the purchase of COVID-19 testing kits, however, the future of COVID-19 related services is uncertain and we have stopped operations in our COVID-19 testing related business, which has led to the write off of inventory and fixed assets in our fiscal year ended December 31, 2022;

●	we are dependent upon third-party manufacturers and suppliers making us vulnerable to supply shortages and problems and price fluctuations, which could harm our business, and we have no timely ability to replace our current manufacturing capabilities;

●	we have limited manufacturing history on which to assess the prospects for our business, and we anticipate that we will incur significant losses once we initiate our in-house manufacturing until we are able to successfully commercialize our products globally;

●	we have applied for various patents, but there is a risk that our patent applications will not be granted or that we will receive enforceable patent rights, which could leave us at a competitive disadvantage;

●	we face intense competition in the market, and as a result we may be unable to effectively compete in our industry;

●	the level of our commercial success will depend in part on our ability to generate and grow sales with our sales and marketing team, strategies and partnerships, and we may be unsuccessful in these efforts;

●	if third-party payors do not provide adequate coverage and reimbursement for the use of our products and services, our revenue will be negatively impacted;

●	we may not be able to obtain the necessary clearance(s) or approval(s) of the U.S. FDA or any applicable state equivalents, or similar foreign regulatory agencies, such as European Economic Area (or EEA) Notified Bodies, or the NMPA or may not be able to obtain such approvals in a timely fashion;

●	the operation of our monitoring centers is subject to rules and regulations governing Independent Diagnostic Testing Facility (or IDTF) and state licensure requirements; failure to comply with these rules could prevent us from receiving reimbursement from Medicare and some commercial payors;

●	changes in the regulatory environment may constrain or require us to restructure our operations, which may delay or prevent us from marketing our products and services and as a result harming our revenue and operating results;

●	we may be party to or target of lawsuits, investigations and proceedings arising out of claims alleging negligence, product liability, breach of warranty or malpractice that may involve large claims and significant defense costs whether or not such liability is imposed. Such potential claims may be costly to defend, could consume management resources and could adversely affect our reputation and business;

●	we are a Cayman Islands exempted company with limited liability. The rights of our shareholders may be different from the rights of shareholders governed by the laws of U.S. jurisdictions. In addition, our shareholders may face difficulties in protecting their interests because we are a Cayman Islands exempted company and United States civil liabilities and certain judgments obtained against us by our shareholders may not be enforceable;

●	failure to meet Nasdaq’s continued listing requirements could result in the delisting of our Ordinary Shares, negatively impact the price of our Ordinary Shares and negatively impact our ability to raise additional capital;

●	our principal manufacturing facility is located in China and we plan to operate in the Chinese market. Changes in the Chinese government’s macroeconomic policies or its public policy could have a negative effect on our business and results of operations. The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. In addition, uncertainties with respect to the Chinese legal system could adversely affect us;

●	we maintain material operations in Israel. It may be difficult to enforce a judgment of a U.S. court against us and our officers and directors and the Israeli experts named in this annual report in Israel or the United States, to assert U.S. securities laws claims in Israel or to serve process on our officers and directors and these experts. In addition, potential political, economic and military instability in the State of Israel, where our management team and our research and development facilities are located, may adversely affect our results of operations; and

●	we may be required to pay monetary remuneration to our Israeli employees for their inventions, even if the rights to such inventions have been duly assigned to us.

Risks Related to Our Financial Condition and Capital Requirements

We have identified material weaknesses in our internal control over financial reporting that could, if not remediated, result in material misstatements in our financial statements. If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our Ordinary Shares.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures are designed to prevent fraud. Our management will be required to assess the effectiveness of our internal controls and procedures and disclose changes in these controls on an annual basis. However, for as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act (or Section 404).

Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our Ordinary Shares.

We have identified material weaknesses in our internal control over financial reporting as of December 31, 2022. As defined in Regulation 12b-2 under the Exchange Act, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual financial statements will not be prevented or detected on a timely basis. Specifically, we determined that the material weaknesses are related to having an insufficient number of financial reporting personnel with an appropriate level of knowledge, experience and training in the application of IFRS and SEC rules and regulations commensurate with our reporting requirements.

We have taken action toward remediating these material weaknesses by providing enhanced training to existing financial and accounting employees on related IFRS issues. In addition, to remediate these material weaknesses, we are implementing measures and developing, communicating, and implementing an accounting policy manual for our financial reporting personnel for recurring transactions, period-end closing processes and policy relating to segregation of duties.

If we are unable to certify that our internal control over financial reporting is effective and in compliance with Section 404, we may be subject to sanctions or investigations by regulatory authorities, such as the SEC or stock exchanges, and we could lose investor confidence in the accuracy and completeness of our financial reports, which could hurt our business, the price of our Ordinary Shares and our ability to access the capital market.

We have a limited operating history on which to assess the prospects for our business, have generated little revenue from sales of our products, and have incurred losses since inception. We anticipate that we will continue to incur significant losses until we are able to successfully commercialize our products and services globally.

Since inception, we have devoted substantially all of our financial resources to develop our products and their related services. We have financed our operations primarily through the issuance of equity securities and loans, have incurred losses since inception including net losses of approximately $25.1 million in 2022 and $14.9 million in 2021 and $12.7 million in 2020. Our accumulated deficit as of December 31, 2022 was $115,263 thousand. We have financed our operations primarily through the issuance of equity securities. We have generated little revenue from the sale of our products to date and have incurred significant losses. The amount of our future net losses will depend, in part, on on-going development of our products and their related services, the success of our new home testing kit related business, the rate of our future expenditures and our ability to obtain funding through the issuance of our securities, strategic collaborations or grants. We expect to continue to incur significant losses until we are able to successfully commercialize our products and services globally. We anticipate that our expenses will increase substantially if and as we:

●	continue the development of our products and services, including with respect to our new home testing kit business;

●	establish a sales, marketing and distribution infrastructure to commercialize our products and services;

●	seek to identify, assess, acquire, license and/or develop other products and services and subsequent generations of our current products and services;

●	seek to maintain, protect and expand our intellectual property portfolio;

●	seek to attract and retain skilled personnel; and

●	continue to support our operations as a public company, our product development and planned future commercialization efforts.

Our ability to generate future revenue from product and service sales depends heavily on our success in many areas, including but not limited to:

●	Successfully establishing and our ability to manage our home testing kit business;

●	addressing any competing technological and market developments;

●	negotiating favorable terms in any collaboration, licensing or other arrangements into which we may enter;

●	establishing and maintaining resale and distribution relationships with third-parties that can provide adequate (in amount and quality) infrastructure to support market demand for our products;

●	launching and commercializing current and future products and services, either directly or with a collaborator or distributor; and

●	maintaining, protecting and expanding our portfolio of intellectual property rights, including patents, trade secrets and know-how.

We expect that we will need to raise substantial additional funding before we can expect to become profitable from sales of our products and services. This additional financing may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations.

As of December 31, 2022, we had approximately $0.295 million in cash and cash equivalents and an accumulated deficit of $115,263 thousands. Based upon our currently expected level of operating expenditures, we expect that our current existing cash and cash equivalents, future fund raisings and the Company’s major shareholder commitment to continue and support the Company’s ongoing operation for the foreseeable future (if other sources of funding would not be available to the Company and under certain conditions) will be sufficient to fund our current operations for the foreseeable future. We will require substantial additional capital to fund our current operation and to grow our business and commercialize our products and services. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned.

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

While we recently expanded our business to provide home test kits related services, including hormones, sexual transmitted diseases, nutrition, colon cancer, food sensitivity and allergies testing, since commencing our operations, we have focused on the research and development and limited clinical trials of our products and services. Some of our products and services are not approved for commercialization and have never generated any revenues. Our ability to generate revenues and achieve profitability depends on our ability to successfully complete the development of these products and services, obtain regulatory approvals and generate significant revenues. The future success of our business cannot be determined at this time, and we do not anticipate generating revenues from some of our products and services for the foreseeable future. In addition, we have limited experience in commercializing our products and services and we may face several challenges with respect to our commercialization efforts, including, among others, that:

●	we may not have adequate financial or other resources to complete the development of our products or services associated with a given product;

●	we may not have adequate financial or other resources to complete the development of our lab and the equipment involved for such operations;

●	we may not have adequate financial or other resources to support the ongoing operation of our lab, including materials required for the tests analysis, physician network costs and other unforeseen expenses

●	we may not be able to manufacture our products in commercial quantities, at an adequate quality or at an acceptable cost;

●	we may not be able to establish adequate sales, marketing and distribution channels;

●	healthcare professionals and patients may not accept our products or fully utilize our products’ services;

●	we may not be aware of possible complications from the continued use of our products or services since we have limited clinical experience with respect to the actual use of our products and services;

●	technological breakthroughs in the mobile and e-health solutions and services may reduce the demand for our products;

●	changes in the market for mobile and e-health solutions and services, new alliances between existing market participants and the entrance of new market participants may interfere with our market penetration efforts;

●	third-party payors may not agree to reimburse patients for any or all of the purchase price of our products, which may adversely affect patients’ willingness to purchase our products;

●	uncertainty as to market demand may result in inefficient pricing of our products and services;

●	we may face third-party claims of intellectual property infringement for any of our technologies, services and at home testing kits; and

●	we may fail to obtain or maintain regulatory approvals for our products or services in our target markets or may face adverse regulatory or legal actions relating to our products or services even if regulatory approval is obtained.

If we are unable to meet any one or more of these challenges successfully, our ability to effectively commercialize our products and services could be limited, which in turn could have a material adverse effect on our business, financial condition and results of operations.

The expansion of our home testing kit business presents important challenges to our ability to manage our business.

In July 2022, we launched our home testing kit related business with seven types of at home testing kits. In October 2022, we expanded our business to offer an additional 24 different at-home health tests kits. Since the COVID-19 pandemic, there has been an increase in home testing for medical conditions and there is existing competition in the home testing kit market and we expect new entrants to enter the market, and these competitors may cause price declines or reduced market share for us. We expect this competition to intensify in the future. We face competition from a variety of sources, including, among others, an increasing number of companies seeking to develop and commercialize, or who have developed and commercialized home testing kit services, such as specialty and reference laboratories, and established and emerging healthcare, information technology and service companies that may develop and sell competitive products or services. There can be no assurance that our investments in our home testing kit business and capabilities will result in desirable returns, and if our operating results continue to decline as a result of decreased demand, our stock price could decline.

We may be subject to liability and our insurance may not be sufficient to cover damages.

Our business exposes us to potential liability risks that are inherent in the marketing and sale of testing kits and diagnostics. The use of our products may expose us to professional and product liability claims and possible adverse publicity. We may be subject to claims resulting from incorrect results of analysis with respect to our products and services. Litigation of such claims could be costly. Further, if a court were to require us to pay damages to a plaintiff, the amount of such damages could be significant and severely damage our financial condition. Although we have public and product liability insurance coverage under broad form liability and professional indemnity policies, the level or breadth of our coverage may not be adequate to fully cover any potential liability claims. In addition, we may not be able to obtain additional liability coverage in the future at an acceptable cost. A successful claim or series of claims brought against us in excess of our insurance coverage and the effect of professional and/or product liability litigation upon the reputation and marketability of our technology and products, together with the diversion of the attention of key personnel, could negatively affect our business.

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

We have developed, and are engaged in the development of, mobile and e-health solutions and services using our suite of devices and software solutions. Our success will depend on the acceptance of our products and services in the healthcare market. We are faced with the risk that the marketplace will not be receptive to our products and services over competing products and that we will be unable to compete effectively. Factors that could affect our ability to successfully commercialize our current and any potential future products and services include:

●	the challenges of developing (or acquiring externally) technology solutions that are adequate and competitive in meeting the requirements of next-generation design challenges;

●	our ability to successfully complete the validation process of each home test kit to be able to launch it to the market. Delays in launching kits might affect our ability to meet the sales forecast;

●	the dependence upon physicians’ acceptance of our products and their willingness to prescribe our product to their patients for the sale of our products and provision of our services; and

●	retailer acceptance of our products and their interest in selling it in their stores. There might be cases that due to private labelling of home testing kits by the retailer, the retailers won’t be interested in promoting our product but its own product, or in case a retailer signed an exclusive agreement with a large competitor, we might receive a negative response to our interest to work with a retailer in a specific area or stores.

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

We have recently invested significant capital in our COVID-19 related services, including the purchase of COVID-19 testing kits, however, the future of COVID-19 related services is uncertain and we have stopped operations in our COVID-19 testing related business, which has led to the write off of inventory and fixed assets in our fiscal year ended December 31, 2022.

In December 2021 we launched our COVID-19 testing business, which entailed a significant investment of capital, including, among others, to establish several of testing facilities and laboratories throughout the state of California and the purchase of COVID-19 testing kits. We also entered into various agreements and arrangements regarding our COVID-19 testing business. The level of demand for COVID-19 testing has varied depending on, among other things, changes in the number of reported cases of COVID-19, discoveries of new variants or subvariants of the virus, different COVID-19 mitigation efforts and policies adopted by various governments or businesses, all of which are subject to change and beyond our control. Moreover, the future of COVID-19 related services may be dependent on changes to laws and regulations governing healthcare service providers, including measures to control costs, or reductions in reimbursement levels from government payors or insurance companies. These changes are difficult to predict and may also impact our revenue recognition or collecting accounts receivables. We currently have no expectations to open any new COVID-19 testing centers as the volume of COVID-19 testing has decreased significantly since April 2022. Given the decrease in COVID-19 cases, in the second half of fiscal year 2022 we decided to stop our COVID-19 testing related business and have closed all the locations performing point-of-care tests in communities in Southern and Northern California. We have incurred a write off charge of approximately $2.1 million related to our COVID-19 test inventory and fixed assets in our audited financial statements for the year ended December 31, 2022.

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

We expect that our Prizma device and Extended Holter Patch System will be primarily manufactured by a third party in China. However, due to the current complexities of traveling to China as a result of the COVID-19 pandemic, we use a contract manufacturer in Israel to meet our manufacturing requirements. Manufacturers in Israel are generally more expensive that in China. In the future, we may not be able to quickly establish additional or alternative suppliers and manufacturers if necessary, in part because we may need to undertake additional activities to establish such suppliers as required by the regulatory approval process. Any interruption or delay in obtaining products from our third-party suppliers, or our inability to obtain products from qualified alternate sources at acceptable prices in a timely manner, could impair our ability to meet the demand of our customers and cause them to switch to competing products.

Regarding our home testing kits, our sole manufacturer is currently located in China and the current COVID-19 situation in China might pose delays on supply chain interruptions which might have an adverse effect on our revenues. We are exploring other supplier located in North America to reduce such possible delays and interruptions. In addition, government restrictions on goods originating from China and increase of import fees might lead to delays in goods delivered to the United States and adversely affect the Company’s operations and revenues.

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

As of May 15, 2023, we had 85 employees. Our future performance depends to a large extent on the continued services of members of our current management including, in particular, Dr. Yacov Geva, our Chief Executive Officer. Any of our employees and consultants may leave our company at any time, subject to certain notice periods. The loss of the services of any of our executive officers or any key employees or consultants would adversely affect our ability to execute our business plan and harm our operating results.

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

With respect to our products and monitoring services we compete directly and primarily with arrhythmia monitoring providers such as Philips Healthcare, iRhythm Technologies and other smaller companies. These companies hold significant market share in the United States. Their dominant market position and significant control over the market could significantly limit our ability to introduce or effectively market and generate sales of our products and service offerings. We will also compete with numerous second-tier and third-tier competitors, such as Teledoc Health, Inc., DarioHealth Corp. and Itamar Medical, Inc., and may in the future face further competition from smartwatch makers such as Apple and Samsung, and app developers using the smartwatch platforms for products that will compete with our current and future products.

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

In addition, the home kit testing market has become increasingly competitive and, following the COVID-19 pandemic, competitive home kit testing solutions have entered and may continue to enter the market. We expect this competition to intensify in the future. We face competition from a variety of sources, including, among others, an increasing number of companies seeking to develop and commercialize, or who have developed and commercialized home testing services, such as specialty and reference laboratories, and established and emerging healthcare, information technology and service companies that may develop and sell competitive products or services.

The level of our commercial success will depend in part on our ability to generate and grow sales with our sales and marketing team, strategies and partnerships, and we may be unsuccessful in these efforts.

We may not be able to market or sell our testing and services in order to drive demand sufficiently to support our desired growth. We are currently marketing our testing and services through a small internal sales team. Although we have made efforts to enhance and improve our internal sales department, it remains significantly smaller than many of our competitors’ sales teams. We have historically relied significantly on organic growth but our ability to rely on this type of interest in future periods is uncertain.

We believe our ability to maintain and grow sales volume in the future will depend in large part on our ability to further develop our sales team and create and implement effective sales and marketing strategies. We plan to focus on these objectives and to take steps to pursue them, including hiring new key members and restructuring the organization of our sales and marketing team, re-focusing our sales and marketing initiatives and strategies, and increasing the overall scope of our marketing activities. These efforts will require and involve significant time and expense. Moreover, these efforts may be unsuccessful. For instance, we may not be able to attract and hire the qualified personnel we need to grow or otherwise improve our sales and marketing team for our testing services as quickly or as successfully as we would like for various reasons, including intense competition in our industry for qualified personnel and our relative lack of experience selling and marketing our tests. Even if we are able to further develop our sales and marketing team and strategy, we may not be successful in growing our customer base or increasing testing volumes from our existing customers.

If third-party payors do not provide adequate coverage and reimbursement for the use of our products and services, our revenue will be negatively impacted.

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

In addition, collecting revenue from third party payors can be time consuming, may be subject to delays and invoicing third parties may not lead to immediate revenue recognition in connection with tests that have been performed. The timing of invoicing and collection of payments from third party payors may have a material adverse effect on our business, financial condition and results of operations. For example, during the six month period ended June 30, 2022, we performed over 100,000 tests, for which we expected to submit approximately $5 million in invoices related to COVID-19 to collection from payors; however, as of December 31, 2022, we recorded only $200,000 in recorded revenue from COVID-19 tests performed during the period.

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

Moreover, changes in regulation associated with operation of labs, might also lead to interruptions in the operation of the Company’s lab and/or generate revenues and profit.

If we, our affiliates, manufacturers or suppliers fail to comply with the U.S. FDA’s Quality System Regulation, or QSR, or any applicable state or foreign equivalent, our operations could be interrupted and our operating results could suffer.

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

Broad-based domestic and international government initiatives to reduce spending, particularly those related to healthcare costs may reduce reimbursement rates for medical procedures, which will reduce the cost-effectiveness of our products and services.

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

The medical device industry has been under heightened scrutiny as the subject of government investigations and enforcement actions involving manufacturers who allegedly offered unlawful inducements to potential or existing customers in an attempt to procure their business, including arrangements with physician consultants. If our operations or arrangements are found to be in violation of such governmental regulations, we may be subject to civil and criminal penalties, damages, fines, exclusion from the Medicare and Medicaid programs and the curtailment of our operations. All of these penalties could adversely affect our ability to operate our business and our financial results.

The operation of our monitoring centers is subject to rules and regulations governing IDTF and state licensure requirements; failure to comply with these rules could prevent us from receiving reimbursement from Medicare and some commercial payors.

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

Our three largest payors in the aggregate accounted for approximately 50% of our monitoring service revenue for the year ended December 31, 2022. Our contracts with commercial payors may allow either party to terminate the agreement by providing between 60 and 120 days’ prior written notice to the other party at any time following the end of the initial term of the contract. Commercial payors may choose to terminate or not renew their contracts with us for any reason and, in some instances, can change the reimbursement rates they agree to pay. A commercial payor who terminates or does not renew their contract with us may, or may not, alter their coverage of our services. In the event any of our key commercial payors terminate their agreements with us, elect not to renew or enter into new agreements with us upon expiration of their current agreements, or do not renew or establish new agreements on terms as favorable as are currently contracted, our business, operating results and prospects would be adversely affected.

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

We have applied for various patents, in different territories. We presently have seven patents that have been granted or allowed and four patent applications which are still pending. In addition to the protection afforded by any patents that may be granted, historically, we have relied on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable or that we elect not to patent, processes that are not easily known, knowable or easily ascertainable, and for which patent infringement is difficult to monitor and enforce and any other elements of our product candidate discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. However, trade secrets can be difficult to protect. We seek to protect our proprietary technology and processes, in part, by entering into confidentiality agreements with our employees, consultants, scientific advisors, and contractors. We also seek to preserve the integrity and confidentiality of our data, trade secrets and intellectual property by maintaining physical security of our premises and physical and electronic security of our information technology systems. Agreements or security measures may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets and intellectual property may otherwise become known or be independently discovered by competitors.

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

Competitors may infringe our intellectual property. If we were to initiate legal proceedings against a third-party to enforce a patent covering one of our new products or services, the defendant could counterclaim that the patent covering our product candidate is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the United States Patents Trademarks Office (or USPTO), or made a misleading statement, during prosecution. Under the Leahy-Smith Act, the validity of U.S. patents may also be challenged in post-grant proceedings before the USPTO. The outcome following legal assertions of invalidity and unenforceability is unpredictable.

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

We are a Cayman Islands exempted company with limited liability. Our corporate affairs are governed by our Amended and Restated Memorandum and Articles of Association adopted by special resolution passed on February 16, 2023 (or the Amended and Restated Memorandum and Articles of Association) and by the laws of the Cayman Islands. The rights of shareholders and the responsibilities of members of our board of directors may be different from the rights of shareholders and responsibilities of directors in companies governed by the laws of U.S. jurisdictions. In the performance of its duties, the board of directors of a solvent Cayman Islands exempted company is required to consider that company’s interests, and the interests of its shareholders as a whole, which may differ from the interests of one or more of its individual shareholders.

Our shareholders may face difficulties in protecting their interests because we are a Cayman Islands exempted company.

Our corporate affairs are governed by our Amended and Restated Memorandum and Articles of Association, by the Companies Act (as amended) of the Cayman Islands (or the Cayman Islands Companies Act) and the common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under the laws of the Cayman Islands are not as clearly defined as under statutes or judicial precedent in existence in jurisdictions in the United States. Therefore, you may have more difficulty protecting your interests than would shareholders of a corporation incorporated in a jurisdiction in the United States, due to the comparatively less formal nature of Cayman Islands law in this area.

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

Additionally, the newly elected Israeli government has announced plans to significantly reduce the Israeli Supreme Court’s judicial oversight, including reducing its ability to strike down legislation that it deems unreasonable, and plans to increase political influence over the selection of judges. These plans have prompted protests of Israeli citizens and criticism of leading Israeli business leaders as well as some foreign leaders. If such government plans are eventually enacted, they may cause operational challenges for us since we are headquartered in Israel and almost all of our employees are located in Israel. In addition, if foreign policy is negatively impacted with regard to Israel, this could impact our business with suppliers and customers which could in turn adversely impact our reputation, results of operations or financial condition.

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

Risks Related to the Ownership of our Ordinary Shares

Failure to meet Nasdaq’s continued listing requirements could result in the delisting of our Ordinary Shares, negatively impact the price of our Ordinary Shares and negatively impact our ability to raise additional capital.

On November 22, 2022, we received deficiency letter from the Listing Qualifications Department of the Nasdaq Stock Market (or the Staff) notifying us that, based on our shareholders’ deficit of $1,240 thousand as of June 30, 2022, as reported in our Report of Foreign Private Issuer on Form 6-K on November 18, 2022, we were no longer in compliance with the minimum shareholders’ equity requirement for continued listing on the Nasdaq Capital Market under Nasdaq Listing Rule 5550(b)(1), which requires listed companies to maintain shareholders’ equity of at least $2.5 million. We had 45 calendar days, or until January 6, 2023, to submit a plan to regain compliance. We submitted our compliance plan on January 6, 2023 and made a subsequent submission on January 19, 2023.

On February 16, 2023, we received a letter from the Staff of the Nasdaq notifying us that Nasdaq had determined to delist our Ordinary Shares and tradeable warrants from Nasdaq based on (i) our non-compliance with the minimum $2,500,000 stockholders’ equity requirement for continued listing set forth in Nasdaq Listing Rule 5550(b) and (ii) providing the Staff a submission of information that contained material misrepresentations, in violation of Nasdaq Listing Rule 5250(a)(1), in relation to our extraordinary general meeting of shareholders, which was adjourned on February 9, 2023 and ultimately held and concluded on February 16, 2023. On February 23, 2023, we requested a hearing before a Nasdaq Hearings Panel (or the Panel), which stays any delisting or suspension action pending the hearing and the expiration of any additional extension period granted by the Panel following the hearing.

On May 11, 2023, the Panel granted the request for continued listing on Nasdaq subject to the requirement that we, by no later than August 4, 2023 (or the Exception Period), provide the Panel with unaudited interim financial statements for the second quarter of 2023 and demonstrate to the Panel that we continue to meet the equity requirement. Upon review of our interim financial statements for the second quarter of 2023, the Panel will decide if we demonstrated an ability to maintain compliance with the continued listing requirements on a long-term basis. In addition, from May 11, 2023 until the end of the Exception Period, the Panel reserves the right to reconsider the terms of this exception based on any event, condition or circumstance that exists or develops that would, in the opinion of the Panel, make the continued listing of our securities on Nasdaq inadvisable or unwarranted. Until the end of the Exception Period, we are required to provide prompt notification to the Panel of any significant events that may affect our compliance with Nasdaq requirements.

In addition, on May 15, 2023 we received a written notice from the Staff indicating that we were no longer in compliance with the minimum bid price requirement for continued listing set forth in Nasdaq Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1.00 per share. Under Nasdaq Listing Rule 5810(c)(3)(A), we have been granted a period of 180 calendar days, which can be extended by Nasdaq, to regain compliance with the minimum bid price requirement.

There can be no assurance that we will ultimately regain compliance with all applicable requirements for continued listing on the Nasdaq Capital Market in the future. If our Ordinary Shares are delisted from Nasdaq, it will have material negative impact on the actual and potential liquidity of our securities, as well as material negative impact on our ability to raise future capital.

If, for any reason, Nasdaq should delist our Ordinary Shares from trading on its exchange and we are unable to obtain listing on another national securities exchange or take action to restore our compliance with the Nasdaq continued listing requirements, a reduction in some or all of the following may occur, each of which could have a material adverse effect on our shareholders:

●	the liquidity of our Ordinary Shares;

●	the market price of our Ordinary Shares;

●	our ability to obtain financing for the continuation of our operations;

●	the number of institutional and general investors that will consider investing in our Ordinary Shares;

●	the number of investors in general that will consider investing in our Ordinary Shares;

●	the number of market makers in our Ordinary Shares;

●	the availability of information concerning the trading prices and volume of our Ordinary Shares; and

●	the number of broker-dealers willing to execute trades in shares of our Ordinary Shares.

Further, we would likely become a “penny stock”, which would make trading of our Ordinary Shares much more difficult.

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

Our principal shareholders, officers and directors currently beneficially own approximately 14.7 %  of our Ordinary Shares . They will therefore be able to exert significant control over matters submitted to our shareholders for approval.

As of the date of this annual report, our principal shareholders, officers and directors beneficially own approximately 14.7% of our Ordinary Shares. This significant concentration of share ownership may adversely affect the trading price for our Ordinary Shares because investors often perceive disadvantages in owning shares in companies with controlling shareholders. As a result, these shareholders, if they acted together, could significantly influence or even unilaterally approve matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of these shareholders may not always coincide with our interests or the interests of other shareholders.

The market price of our Ordinary Shares may be highly volatile and such volatility could cause you to lose some or all of your investment and also subject us to litigation.

The market price of our Ordinary Shares may fluctuate significantly in response to numerous factors, some of which are beyond our control, such as:

●	the announcement of new products or product enhancements by us or our competitors;

●	government and third-party payors providing adequate coverage and reimbursement for the use of our products and services;

●	developments concerning intellectual property rights;

●	changes in legal, regulatory, and enforcement frameworks impacting our technology or the application of our technology;

●	variations in our and our competitors’ results of operations;

●	fluctuations in earnings estimates or recommendations by securities analysts, if our securities are covered by analysts;

●	the results of product liability or intellectual property lawsuits;

●	future issuances of securities;

●	the addition or departure of key personnel;

●	announcements by us or our competitors of acquisitions, investments or strategic alliances; and

●	general market conditions and other factors, including factors unrelated to our operating performance.

●	other events or factors, including those resulting from war, incidents of terrorism or responses to these events; and

●	general economic and market conditions.

Furthermore, in recent years, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies, including medical device related technology companies in particular. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may negatively impact the market price of our Ordinary Shares.

In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could also harm our business.

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

For so long as we remain an “emerging growth company” as defined in the JOBS Act, we intend to take advantage of certain exemptions from various requirements that are applicable to public companies that are not “emerging growth companies” including:

●	the provisions of the Sarbanes-Oxley Act requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting;

●	Section 107 of the JOBS Act, which provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This means that an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are electing to delay such adoption of new or revised accounting standards. As a result of this adoption, our financial statements may not be comparable to companies that comply with the public company effective date;

●	any rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report on the financial statements; and

●	our ability to furnish two rather than three years of income statements and statements of cash flows in various required filings.

We intend to take advantage of these exemptions until we are no longer an “emerging growth company.” We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the date of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior June 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. We cannot predict if investors will find our securities less attractive because we may rely on these exemptions. If some investors find our securities less attractive as a result, there may be a less active trading market for the Ordinary Shares, and our market prices may be more volatile and may decline.

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

The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2023. In the future, we would lose our foreign private issuer status if a majority of our shareholders, directors or management are U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic registrant may be significantly higher.

We may be a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes in the current taxable year or may become one in any subsequent taxable year. There generally would be negative tax consequences for U.S. taxpayers that are holders of the Ordinary Shares if we are or were to become a PFIC.

Based on the projected composition of our income and valuation of our assets, we do not expect to be a PFIC for 2022, and we do not expect to become a PFIC in the future, although there can be no assurance in this regard.  The determination of whether we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of the Ordinary Shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC in the future. If we are a PFIC in any taxable year during which a U.S. taxpayer holds the Ordinary Shares, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund”, or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of the Ordinary Shares by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for the Ordinary Shares; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. U.S. taxpayers that have held the Ordinary Shares during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. We do not intend to notify U.S. taxpayers that hold the Ordinary Shares if we believe we will be treated as a PFIC for any taxable year in order to enable U.S. taxpayers to consider whether to make a QEF election. In addition, we do not intend to furnish such U.S. taxpayers annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. U.S. taxpayers that hold the Ordinary Shares are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to the Ordinary Shares in the event that we are a PFIC (see “Item 10.E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Companies” for additional information).

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

Future sales of our Ordinary Shares could reduce the market price of our Ordinary Shares.

Substantial sales of our Ordinary Shares on Nasdaq may cause the market price of our Ordinary Shares to decline. Sales by us or our security holders of substantial amounts of our Ordinary Shares, or the perception that these sales may occur in the future, could cause a reduction in the market price of our Ordinary Shares.

The issuance of any additional Ordinary Shares or any securities that are exercisable for or convertible into Ordinary Shares, may have an adverse effect on the market price of our Ordinary Shares and will have a dilutive effect on our existing shareholders and holders of Ordinary Shares.

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

We are an emerging growth company, as defined in Section 2(a) of the Securities Act, as implemented under the JOBS Act. While we currently qualify as an “emerging growth company” under the JOBS Act, we will cease to be an emerging growth company on or before June 25, 2026. As such, we are eligible to, and intend to, take advantage of certain exemptions from reporting requirements that generally apply to public companies, including the auditor attestation requirements with respect to internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act, compliance with new standards adopted by the Public Company Accounting Oversight Board which may require mandatory audit firm rotation or auditor discussion and analysis, exemption from say on pay, say on frequency, and say on golden parachute voting requirements, and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We will be an emerging growth company until the earliest of: (i) the last day of the fiscal year during which we had total annual gross revenues of $1.235 billion or more, (ii) the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement (i.e. June 25, 2026), (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt, or (iv) the date on which we are deemed a “large accelerated filer” as defined in Regulation S-K under the Securities Act, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior June 30th.

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

Our capital expenditures for December 31, 2022, 2021 and 2020 amounted to $2,121,000, $550,000, and $507,000, respectively. Our purchases of fixed assets primarily include laboratory equipment and establishment of our production site in Rehovot, Israel. We financed these expenditures primarily from cash on hand.

B. Business Overview

Overview

We are a next-generation mobile health (mHealth) and digital health company that develops and markets clinical and consumer medical-grade health monitoring solutions and offers end-to-end support for remote monitoring and telemedicine projects. With extensive experience in the field of medical devices, digital health and patients monitoring, we are committed to raising the global level of healthcare by empowering caregivers and patients to better monitor, manage and improve clinical and personal health outcomes. We believe that we are at the forefront of the digital health revolution in developing the next generation of mobile technologies and services that are designed to empower consumers, patients, and providers to better monitor, manage and improve clinical and personal health outcomes, especially for those who suffer from CVD, pulmonary disease and diabetes. Our business and future revenue stream can be broken down into two business areas: monitoring services and home collection kits for lab testing.

Monitoring Services

We possess innovative MCT monitors purchased from third parties that utilize sophisticated Deep Neural Network based Artificial Intelligence (AI) backend ECG processing software--Cardiologs, which we use as a powerful secondary analysis tool once the monitoring session ends. This dual analysis approach is not offered by most of our competitors. Further, we have two CMS-approved IDTFs, each staffed with experienced clinical staff and billing teams, nationwide insurance contracts, and a full portfolio of diagnostic monitoring tools, including the G-Patch devices for extended holter (AECG), the Spider device for mobile cardiac telemetry (MCT), and the Prizma device for remote patient monitoring (RPM).

As medicine and technology become integrated, we believe we are well positioned to capture market share and grow in this business area. Our product line consists of our Prizma medical device, a clinical grade device that can transform a smartphone into a medical monitoring device, enabling both healthcare providers and individuals to monitor, manage and share a wide range of vital signs and biometric indicators. In addition, we are developing a Wireless Vital Signs Monitoring System, which is expected to provide full, continuous, and real time monitoring of a wide range of vital signs and biometrics. The monitoring services include Independent Diagnostic Testing Facility monitoring services and private monitoring services.

Home Collection Kits for Lab Testing

In the second half of 2022, we took a strategic decision to divert to more comprehensive home testing solutions as an expansion of our patient services and as part of our vision to move towards a home-based health care system. On July 13, 2022, we announced that our wholly owned subsidiary, G Medical Health and Wellness, Inc., has developed seven different at-home tests to collect samples of blood, saliva, stool, urine or a vaginal swab which we expect will be available to be purchased privately by the user in a retail store or online. Once purchased, the user will be able to collect the sample in the privacy and comfort of his or her home and send the sample to our CLIA certified lab for analysis. Once it arrives at the lab, the sample will be analyzed, and results typically will be available to the customer within days in our secured and HIPAA compliant portal. In addition, on October 6, 2022, we introduced a Monkeypox consumer home health test kit, along with 23 additional new direct to consumer home collection kits with 24 to 48 hours results, all of which are expected to be available to consumers the third quarter of 2023 through popular big-box retailers, pharmacies and online. The collection kits are developed for testing health issues related to hormones, sexual transmitted disease, nutrition, colon cancer, food sensitivity, and allergies, with results going directly to the user within days. The entire data, from both vital signs and laboratory tests, is collected, and managed under one database, and give the user the ability to create, manage and control their EMR, with the ability to retrieve and share it with third parties anywhere and anytime. The prices for our at-home testing kits will range from $49 to $259.

During the first half of 2022, we operated six locations performing point-of-care tests in communities in Southern and Northern California. The volume of COVID-19 testing has decreased significantly since April 2022.  Given the decrease in COVID-19 cases, in the second half of fiscal year 2022 we decided to discontinue our COVID-19 related business activities. We have written off inventory and fixed assets related to our COVID-19 business for the fiscal year ended December 31, 2022.

Our management team is led by individuals with over 25 years of experience in developing mobile embedded medical sensors and software, algorithms and ambulatory medical devices, and with extensive experience filing for, and obtaining approval from, the FDA for medical devices, including devices approved when the members of our management team were employed at other companies. Our management has proven their ability to execute our go-to-market strategy as described below, with a proven track record medical device development and commercialization experience in the United States, China, Europe, Australia, South Africa, Japan, the Asia Pacific region and Brazil.

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

Our current product lines consist of our Prizma device, the G-Patch for extended holter, the Spider for MCT as well as our new Patch which has received an Emergency Use Authorization (or EUA) from the FDA  for QT analysis . In addition, we are developing our VSMS.

Prizma Medical Device

The innovative Prizma is a “plug-and-play” medical device that measures vital signs with electronic medical records functionality and clinical grade reporting standards. Our Prizma can transform almost any smartphone into a medical monitoring device using wireless Bluetooth connection. Prizma presents a comprehensive health profile of the user, measuring a wide range of vital signs and biometrics including ECG, oxygen saturation, temperature, heart rate, pain levels and stress levels. Blood pressure, body weight and blood glucose measurements may be entered via Bluetooth connection to the Prizma from an external device or manually entered and tracked on the Prizma app. All of the measurements are saved and tracked on the Prizma app and on the cloud portal. Users may generate reports and share with third-parties (i.e., medical providers, family members).

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

The Prizma is capable of monitoring the following:

ECG	Body temperature	Heart rate	Sp02	Stress	Blood pressure	Weight	Blood glucose

The Prizma device is currently available as a standalone model, as pictured below.

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

Our Prizma device addresses the monitoring needs of many individuals, including those suffering from a wide range of diseases:

In August 2017, we received 510(k) clearance (under prescription) for our Prizma device from the U.S. FDA, and in September 2017 we received CE mark. These clearances were followed by approval received in November 2017 from the Therapeutic Goods Administration (or the TGA). In March 2020, we received registration with the Italian Health Ministry’s database of medical products. In April 2020, the U.S. FDA granted us OTC authorization based on an EUA policy which remained in force during the public health emergency related to COVID-19 until May 11, 2023, during which time we were allowed to sell the Prizma device directly to consumers without a physician’s prescription.  In April 2020, we received Taiwan FDA approval for our Prizma device. We are also preparing our application to the Chinese National Medical Products Administration (or NMPA) for our Prizma device.

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

In May 2020, the U.S. FDA approved under EUA the use of our Patch in order to detect QT prolongation syndrome in a hospital setting for remote monitoring of the QT interval prolongation of an ECG. The EUA policy remained in force during the public health emergency related to COVID-19 until May 11, 2023.

Our Market Opportunity

Telemedicine and Mobile Health Market Opportunity

In 2019, health care spending in the United States topped $3.8 trillion—nearly 18% of the gross domestic product, or GDP—as projected by the CMS Office of the Actuary. Prior to the COVID-19 pandemic, Deloitte projected health spending would continue to grow at a rate of 5.3% a year, reaching nearly $6.2 trillion by 2028. If those increases were to continue unabated over the next 20 years, health spending could reach a staggering $11.8 trillion by 2040. Although the pandemic caused people to defer care throughout much of 2020, a rebound and then continuation of the trends beyond 2021 would drive health care spending to historic levels in the coming years.

According to data published by the American Hospital Association, in 2020 there were approximately 33 million admissions in all U.S. hospitals. The total expenses for all U.S. hospitals were approximately $1 trillion.

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

With the growing penetration of smartphones and internet connectivity, the adoption of mHealth technologies by physicians and patients has increased considerably. According to research by Grand View Research, the global mHealth market size was valued at $56.8 billion in 2022 and is expected to expand at a compound annual growth rate of 10.8% from 2023 to 2030. The mHealth apps segment dominated the market for mHealth and accounted for the largest revenue share of 76.5% in 2022, that was a result of increasing penetration of the internet and smartphones and the growing adoption of mobile health apps by healthcare professionals and the patient.

According to a report published by Precedence Research in August 2022, the IoT healthcare market (meaning the market for interrelated computing devices and mechanical and digital machines targeting healthcare such as our products) is projected to reach approximately $261.7 billion by 2023 and $960 billion by 2030. According to SEC filings made by Fitbit, Inc., it was able to sell 16 million of its devices in 2019 alone. We believe that a rising adoption of wearable technology and a growing geriatric population coupled with the rising prevalence of chronic conditions, which affects six in ten Americans, are among the key factors driving the market expansion.

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

In addition, in November 2018, CMS finalized changes to the 2019 Physician Fee Schedule and the Quality Payment Program and will now pay providers for communication technology-based services. Through the rule, CMS is also expanding the number of Medicare-covered telemedicine services to include “prolonged preventive service(s)”. CMS will pay physicians for their time when they check in with Medicare beneficiaries via telephone or another telecommunications device. Physicians will also be paid for the time it takes to review a video or image sent by a patient to assess whether a visit is needed.

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

Data source: chyxx.com - The proportion of third-level grade-A hospitals in the three regions in 2018

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

According to a July 2020 article in the Journal of Medical Internet Research titled “The Internet Hospital as a Telehealth Model in China: Systematic Search and Content Analysis”, by January 2019, the number of registered internet hospitals expanded to approximately 130 in 25 provinces, accounting for 73.5% of all provinces or province-level municipalities in China. Internet hospitals, as a new telehealth model, are distinct but overlap with online health, telemedicine, and mobile medical.

Source: J Med Internet Res (July 2020)

The figure below, included in a September 2021 article in the Journal of Medical Internet Research titled “Running an Internet Hospital in China: Perspective Based on a Case Study”, shows the number of patients that received services from internet hospitals from October 2019 to September 2020. From January to April 2020, due to the COVID-19 epidemic, the number of patients using internet hospitals soared. Since then, the epidemic in China has been stable, and most patients have returned to offline treatment; however, the overall number has increased.

Source: Running an Internet Hospital in China: Perspective Based on a Case Study. J Med Internet Res 2021

Source: Asian Hospital & Healthcare Management. mHealth in China

Monitoring Services Market Opportunity

According to CMS, two-thirds of Medicare beneficiaries have two or more chronic conditions. Such conditions often require continuous medical monitoring. In addition, an estimated 5.86 million ambulatory ECG diagnostic tests were prescribed by physicians in the United States in 2020, which represents a $2.21 billion market opportunity. With an estimated 13% CAGR (from 2015 to 2025), this represents a very healthy market for our arrhythmia monitoring technologies and service platform. Although there is little data outside of the United States, we believe additional markets exist due to an ageing global population, unhealthy lifestyles and prevalence of Atrial fibrillation. Clinical research has also shown that traditional ambulatory cardiac monitoring tools, such as Holter and event monitors, do not collect the required amount of data for making a definitive diagnosis, as these older devices may have too short of a monitoring time, may not continuously collect ECG data, or patients will not wear the device (low patient compliance). Hospitals and physicians are also outsourcing more of their ambulatory ECG monitoring needs, in order to minimize costs and workflow burden. According to a report on Mobile Cardiac Telemetry Systems Market Size, Share and Trends by Grand View Research, the global mobile cardiac telemetry systems market size was estimated at $833.8 million in 2021 and is expected to register a compound annual growth rate (CAGR) of 12.1% from 2022 to 2030.

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

Our Strategy

Our strategic objective is to participate in the large and growing worldwide mHealth marketplace by developing and commercializing innovative next generation telemedicine solutions and monitoring service platforms. Using our proprietary and patented suite of devices and software solutions, we are implementing a go-to-market strategy aimed at establishing and growing multiple recurring revenue streams across consumer and professional healthcare verticals, with a primary geographical focus on the United States and China. Our business activities in the United Kingdom, Europe, Australia and elsewhere in Asia have been paused to focus on the United States and China.

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

In consideration of GRS’ marketing advisory and creative services, we shall pay to GRS a low five-digit monthly retainer and a low single digit percentage gross sales commission on all of our U.S. sales of consumer products and services, but excluding IDTF revenue. We have also agreed to issue to GRS the GRS Warrant, which is a nine year warrant exercisable for 526,338 Ordinary Shares (after giving effect to adjustments including the November 2022 Reverse Split). The GRS Warrant vested in two equal tranches, the first immediately (with such warrant having an exercise price of A$4.5 (approximately $3.15) and the second on the first anniversary of the execution of the GRS Agreement (with such warrant to have an exercise price the lesser of a fifty percent discount to the price to the public in our initial public offering or fifty percent discount to the price of our Ordinary Shares on the date of vesting).

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

We have suspended our obligations under the GRS Agreement due to a failure by GRS to fulfill its obligations. We have begun to evaluate our options for legal recourse against GRS to obtain fulfilment of GRS’s obligations or to receive amounts that were previously paid by us to GRS.

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

In consideration for the licensing rights and distribution, we will pay to Heartbuds the following royalties with respect to each subscription, lease, sale or other similar transaction involving the Prisma that includes any HB Device: (i) a recurring $0.25 per month royalty for each lease or subscription; and (ii) a one-time royalty of $2.50 for each sale. In return, Heartbuds will pay us the following royalties with respect to each subscription, lease, sale or other similar transaction of an HB Device that does not include a Prisma unit and is with a party that is unaffiliated with our marketing or sales: (i) a recuring monthly royalty of 5% of lease or subscription fees for each lease or subscription and (ii) a one-time royalty of 5% of the sales price for each sale. In addition, on the date of the agreement, we provided Heartbuds with the following additional consideration: (i) 3,265 of our Ordinary Shares, and (ii) $1,000,000 in options to acquire our Ordinary Shares at an exercise price of $114.45 per share. From the date that the HB2 will be approved by the U.S. FDA until the last day of the 18-calendar month thereafter, the options shall vest on a pro rata basis based on the actual number of devices that Heartbuds will sell to be calculated relative to the agreed target of 20,000 devices.

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

We have commenced the process of penetrating the Chinese market. To this end, we:

●	submitted the NMPA files; and

●	are in process NMPA approval process for the Extended Holter Patch System.

Our Home Testing Kits Business

In summer 2022, we took a strategic decision to divert to more comprehensive home testing solutions as an expansion of our patient services and as part of our vision to move towards a home-based health care system. On July 13, 2022, we announced that out wholly owned subsidiary, G Medical Health and Wellness, Inc., has developed seven different at-home tests. In addition, on October 6, 2022, we introduced a Monkeypox consumer home health test kit, along with 23 additional new direct to consumer home collection kits with 24 to 48 hours results, all of which are expected to be available to consumers during the third quarter of 2023 through popular big-box retailers, pharmacies and online. The tests are developed for testing health issues related to hormones, sexual transmitted disease, nutrition, colon cancer, food sensitivity, and allergies, with results going directly to the user within days. The prices for our at-home testing kits will range from $49 to $259.

On June 27, 2022, we entered into a wholesale sales consulting agreement with Ideaology 360, LLC (“Ideaology 360”) to engage Ideaology 360 to serve as our exclusive wholesale sales representative in the United States to assist us with, among other things, developing and implementing our overall strategic plan for online and retail sales of our at-home test kits, developing marketing and advertising campaigns to create awareness and drive sales of our at-home test kits as well as educating a national sales broker team about our at-home test kits. The term of our agreement with Ideaology 360 is one year and automatically renewable for successive one year terms, unless either of us provides the other party with 60 days written notice prior to the end of the relevant term. Ideaology 360 will be paid a monthly fee plus sales commission for its services to us.

Our COVID-19 Testing and Laboratories Services

In December 2021, we launched our COVID-19 testing business in the State of California, providing four kinds of diagnostic tests –Rapid Antigen, A/B Flu, PCR and Antibody tests and operated in six locations performing point-of-care tests in communities in communities in Southern and Northern California. The volume of COVID-19 testing has decreased significantly since April 2022.  Given the decrease in COVID-19 cases, in the second half of fiscal year 2022 we decided to discontinue our COVID-19 related business activities. We have written off inventory and fixed assets related to our COVID-19 business for the fiscal year ended December 31, 2022.

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

The graphic below represents the workflow being done by our medical monitoring service centers, from the moment a single patient is enrolled in the service until a summary medical report is delivered to the prescribing physician.

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

Under the IDTF umbrella, we offer four types of services for remote cardiac monitoring:

●	MCT: a 24/7 remote cardiac monitoring and transmission in near-real time of specific arrhythmias recognized by the algorithm. This service can be provided to patients for up to 30 days and is reimbursed for up to twice a year per patient. The reimbursement under CPT code 93229 will range from $400 to $1,000 depending on the insurance company, locality, and coverage. Our MCT product’s marketing name is the Spider.

●	Extended Holter (AECG): cardiac recording 24/7 for more than 48 hours and up to 14 days. Analysis is done off-line when the device is returned to the physician’s office and data is uploaded. This service can be reimbursed multiple times a year per patient. Reimbursement under CPT codes 93243 and 93247 will range from $36 to $300 depending on the insurance company, locality and coverage. Our AECG product’s marketing name is the Gpatch.

●	Cardiac Event Monitor (CEM): cardiac monitoring and recording only when the patient has an arrhythmia. This service is available for up to 30 days and reimbursed per patient multiple times a year. Reimbursement under CPT code 93271 will range from $150 to $250 depending on the insurance company, locality and coverage.

●	24/48 Hours Holter Monitoring: cardiac recording for up to 24-48 hours only. This service can be provided per patient, multiple times per year. Reimbursement under CPT code 93226 will range from $38 to $55 depending on the insurance company, locality and coverage.

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

We have entered into approximately 140 commercial payor agreements across local, regional and national markets as well as an agreement with CMS, which provides health coverage to more than 100 million people.

In May 2019, we entered into PPAs with Prime Health Services, Inc and Ancillary Care Services, Inc. The PPAs have further and significantly increased our footprint in the healthcare delivery system of cardiac monitoring and provide more exposure to our future patient base and third-party payer populations.

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

Our Home Collection Kits are expected to be manufactured by a high quality third party in China, which has all the applicable regulatory approvals in order to distribute the products in the US.

Competition and Competitive Advantages

The monitoring services industry is very competitive and characterized by rapidly advancing technologies with a strong emphasis on proprietary products and software. We recognize that our competitive success will depend upon constant investments in innovative, pioneering technological solutions. We believe that many of our competitors only offer one narrow scope of capabilities and are not perceived as convenient for all monitoring scenarios, or have not received regulatory approvals for product enhancements. We believe that our competitive advantages include:

●	Strong research and development capabilities: our management team is led by individuals with over 25 years of experience in developing mobile embedded medical sensors and software;

●	Existing regulatory approvals: currently, we have the CE mark for our Prizma device and Extended Holter Patch System, U.S. FDA clearance for our Prizma device, and OTC authorization for our Prizma device and Extended Holter Patch System based on an EUA policy (QT prolongation syndrome in hospitals). We have also been granted Australian regulatory approval by the TGA for our Prizma device and Extended Holter Patch System. We received registration with the Italian Health Ministry’s database of medical products and were granted our Permit License by the Taiwan FDA for our Prizma device. We are also preparing our application to the Chinese NMPA for our Prizma device;

●	Go-to-market strategy: our management has proven their ability to execute our go-to-market strategy as described below, with over 25 years of medical device development and commercialization experience in the United States, China, parts of Europe, Australia, South Africa, Japan, the Asia Pacific region and Brazil;

●	A one-stop multi-function and multi-account platform: with extensive experience in developing mobile embedded medical sensors, we offer multi-function devices with quick upgrades, more add-ins and multi-accounts for all family members;

●	An extensive ecosystem with greatest data monetization potential: we provide companies with medical grade solutions, efficient healthcare delivery and potential for collaboration, and enable consumers to access real-time monitoring, accurate medical data and a resource sharing platform.

United States Competitive Review

Our arrhythmia monitoring service primary competitors in the U.S. include iRhythm Technologies, Inc. (Nasdaq: IRTC), and  Philips Healthcare. These companies have either developed or acquired patch-based mobile cardiac monitors. iRhythm Technologies, Inc. became a public company in late 2016 with their proprietary ZIO patch, a single lead ECG wearable that is worn for up to 14 days. Several small start-ups are also trying to compete in the cardiac monitoring space, either with an MCT device or a patch-based service.

Other competitors are companies that sell standard Holter monitors and analysis systems including GE Healthcare, Philips Healthcare, Mortara Instrument, Inc., and Welch Allyn Holdings, Inc. (now part of Hill-Rom Holdings, Inc.).

We believe that the principal competitive strength of our arrhythmia monitoring service derives from the combination of several factors including: a range of monitoring modalities to meet a variety of patients’ needs; multi-lead ECG configurations that provide greater diagnostic yields; quality of our clinical staff to accurately detect and identify arrhythmias; clear and comprehensive reports for physician interpretation; contracted rates with third-party payors; government reimbursement for our products and services; experience, knowledge and availability of our account representative and customer support services; flexible workflow protocols to address account methodologies; and our relationships with physicians, hospitals, insurers, and other third-party payors.

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

Intellectual Property

We have made significant investments in the development of our patent portfolio to protect our technologies and programs, and we intend to continue to do so. Our intellectual property portfolio consists of seven granted patents as well as five patent applications which are still pending approval by the USPTO.

Patents

The following table sets forth our patent portfolio as of the date of this annual report:

Patent Name	Jurisdiction	Product	Type of Protection	Expiration Date
Systems and Methods for Vital Signs Monitoring with Ear Piece	United States	VSMS	Utility Patent	February 28, 2036
Jacket for Medical Module	China	Prizma	Utility Model	January 30, 2028
Health Monitoring Device that Includes A Compact Oximeter	China	Prizma	Utility Model	January 30, 2028
Jacket for Medical Module Methods and Systems for Vital Signs	United States	Prizma	Utility Patent	February 14, 2039
Methods and Systems For Vital Signs Monitoring with Ear Piece	United States	VSMS	Utility Patent	February 28, 2036
Method and System for Locating a Defibrillator	United States	VSMS	Utility Patent	August 7, 2039
Method, Device and System for Non-Invasively Monitoring Physiological Parameters	United States	VSMS, Prizma	Utility Patent	February 8, 2036
Health Monitoring Devices that Includes A Compact Oximeter(1)	United States	Prizma	Utility Patent	May 15, 2040
A Robust Medical Device and Method(2)	United States	Prizma	Utility Patent	October 27, 2040
Coating Electrodes of Medical Devices(2)	United States	Prizma	Utility Patent	February 8, 2042
Method and System for Obtaining Physical Condition That Lead to a Defibrillator Countershock(2)	United States	VSMS	Utility Patent	September 25, 2027
Methods and Systems For Vital Signs Monitoring with Ear Piece(2)	United States	VSMS	Utility Patent	February 28, 2036

(1)	Patent allowed.

(2)	Patent pending.

On January 30, 2023, we announced that we received a patent issue notification from the USPTO for a patent, which was issued on February 7, 2023, called “Method and System for Vital Signs Monitoring with Earpiece”, which covers the vital signs monitoring system that we are developing using multiple sensing mechanisms to be used on different body locations. This vital sign monitoring system will potentially provide physicians more versatility in patients’ monitoring and would simplify in and out-patients’ monitoring.

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

Trademarks

We own one U.S. trademark and one U.S. trademark application:

●	PRIZMA - US trademark 87815896 allowed April 9, 2019

●	PRIZMA-CARE - US trademark application filed December 22, 2021 serial number 97/184615

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

Despite these measures, any of our intellectual property and proprietary rights could be challenged, invalidated, circumvented, infringed or misappropriated. Intellectual property and proprietary rights may not be sufficient to permit us to take advantage of current market trends or otherwise to provide competitive one. For more information, see “Item 3.D. Risk Factors-Risks Related to our Intellectual Property.”

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

Coronavirus Disease 2019 (COVID-19) Emergency Use Authorizations for Medical Devices

On February 4, 2020, the U.S. Secretary of the Department of Health and Human Services (HHS) determined, pursuant to section 564 of the FDC, that there was a significant potential for a public health emergency that has a significant potential to affect national security or the health and security of United States citizens living abroad and that involves COVID-19. The virus which causes the illness COVID-19was named SARS-CoV-2. Based on the EUA policy, which remained in force during the public health emergency related to COVID-19, the U.S. FDA granted us OTC authorization for our Prizma device and Extended Holter Patch. On May 11, 2023, the COVID-19 public health emergency ended.

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

Mobile Medical Applications Guidance in the United States

On February 9, 2015, the U.S. FDA issued final guidance for developers of mobile medical applications, or apps, which are software programs that run on mobile communication devices and perform the same functions as traditional medical devices. The guidance outlines the U.S. FDA’s tailored approach to mobile apps. The U.S. FDA plans to exercise enforcement discretion (meaning it may choose not to enforce all requirements under the FDC Act) for the majority of mobile apps, as they pose minimal risk to consumers. The U.S. FDA currently plans to focus its regulatory oversight on a subset of mobile medical apps that present a greater risk to patients if they do not work as intended, such as mobile medical apps that:

●	are intended to be used as an accessory to a regulated medical device - for example, an application that allows a health care professional to make a specific diagnosis by viewing a medical image from a picture archiving and communication system on a smart mobile device or a mobile tablet; or

●	transform a mobile platform into a regulated medical device - for example, an application that turns a smart mobile device into an ECG machine to detect abnormal heart rhythms or determine if a patient is experiencing a heart attack.

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

C. Organizational Structure

We have 13 wholly-owned subsidiaries: G Medical Innovations Ltd., G Medical Innovations USA Inc., G Medical Health and Wellness, Inc, G Medical Health and Wellness Lab, Inc., G Medical Innovations MK Ltd., G Medical Innovations Asia Limited, G Medical Diagnostic Services, Inc, G Medical Mobile Health Solutions, Inc, Telerhythmics LLC, G Medical Tests and Services, Inc, G Medical Lab Services, Inc., G Medical Innovations UK Ltd., and Guangzhou Yimei Innovative Medical Science and Technology Co., Ltd.

In addition, G Medical Tests and Services Inc. holds 80% of G Medical Lab Services, Inc. G Medical Innovations Asia Limited wholly-owns two subsidiaries: G Medical Innovations UK Ltd and 70% of Guangzhou Yimei Innovative Medical Science and Technology Co., Ltd.

A diagram of our organizational structure as of the date of this annual report is below:

D. Property, Plant and Equipment

Our corporate headquarters is located at 5 Oppenheimer St., Rehovot 7670105, Israel, where we currently occupy approximately 3,229 square feet. We lease our facilities and our lease ends on December 31, 2023. Our current monthly rent payment is NIS 20,074 (approximately $5,900). In the United States, our primary facility is located at 12708 Riata Vista Cir Ste A-103, Austin, TX 78727, where we currently occupy approximately 3,202 square feet. We lease our facilities, and the monthly rent payment is $6,537. Our lease ends on April 30, 2026.

We consider that our current office space is sufficient to meet our anticipated needs for the foreseeable future and is suitable for the conduct of our business.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Cautionary Note Regarding Forward-Looking Statements” and under “Risk Factors” elsewhere in this annual report on Form 20-F. Our discussion and analysis for the year ended December 31, 2021 compared to the year ended December 31, 2020 can be found in our annual report on Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC on April 29, 2022.

Overview

We are a mHealth and digital health company that develops and markets clinical and consumer medical-grade health monitoring solutions and offers end-to-end support for remote monitoring and telemedicine projects. With extensive experience in the field of medical devices, digital health and patients monitoring, we are committed to raising the global level of healthcare by empowering caregivers and patients to better monitor, manage and improve clinical and personal health outcomes. We believe that we are at the forefront of the digital health revolution in developing the next generation of mobile technologies and services that are designed to empower consumers, patients, and providers to better monitor, manage and improve clinical and personal health outcomes, especially for those who suffer from CVD, pulmonary disease and diabetes. Our business and future revenue stream can be broken down into two business areas: monitoring services and home collection kits for lab testing.

Monitoring Services

We possess innovative MCT monitors purchased from third parties that utilize sophisticated Deep Neural Network based Artificial Intelligence (AI) backend ECG processing software—Cardiologs, which we use as a powerful secondary analysis tool once the monitoring session ends. This dual analysis approach is not offered by most of our competitors. Further, we have two CMS-approved IDTFs, each staffed with experienced clinical staff and billing teams, nationwide insurance contracts, and a full portfolio of diagnostic monitoring tools, including the G-Patch devices for extended holter (AECG), the Spider device for mobile cardiac telemetry (MCT), and the Prizma device for remote patient monitoring (RPM).

As medicine and technology become integrated, we believe we are well positioned to capture market share and grow in this business area. Our product line consists of our Prizma medical device, a clinical grade device that can transform a smartphone into a medical monitoring device, enabling both healthcare providers and individuals to monitor, manage and share a wide range of vital signs and biometric indicators. In addition, we are developing a Wireless Vital Signs Monitoring System, which is expected to provide full, continuous, and real time monitoring of a wide range of vital signs and biometrics. The monitoring services include IDTF monitoring services and private monitoring services.

Home Collection Kits for Lab Testing

In the second half of 2022, we took a strategic decision to divert to more comprehensive home testing solutions as an expansion of our patient services and as part of our vision to move towards a home-based health care system. On July 13, 2022, we announced that our wholly owned subsidiary, G Medical Health and Wellness, Inc., has developed seven different at-home tests to collect samples of blood, saliva, stool, urine or a vaginal swab each of which we expect will be available to be purchased privately by the user in a retail store or online. Once purchased, the user will be able to collect the sample in the privacy and comfort of his or her home and send the sample to our CLIA certified lab for analysis. Once it arrives at the lab, the sample will be analyzed, and results typically will be available to the customer within days in our secured and HIPAA compliant portal. In addition, on October 6, 2022, we introduced a Monkeypox consumer home health test kit, along with 23 additional new direct to consumer home collection kits with 24 to 48 hours results, all of which are expected to be available to consumers the third quarter of 2023 through popular big-box retailers, pharmacies and online. The collection kits are developed for testing health issues related to hormones, sexual transmitted disease, nutrition, colon cancer, food sensitivity, and allergies, with results going directly to the user within days. The entire data, from both vital signs and laboratory tests, is collected, and managed under one database and give the user the ability to create, manage and control their EMR, with the ability to retrieve and share it with third parties anywhere and anytime.

Our management team is led by individuals with over 25 years of experience in developing mobile embedded medical sensors and software, algorithms and ambulatory medical devices, and with extensive experience filing for, and obtaining approval from, the FDA for medical devices, including devices approved when the members of our management team were employed at other companies. Our management has proven their ability to execute our go-to-market strategy as described below, with over 25 years of medical device development and commercialization experience in the United States, China, Europe, Australia, South Africa, Japan, the Asia Pacific region and Brazil.

Results of Operations

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

The following table discloses the breakdown of revenues and costs of revenues:

	Year Ended December 31,
U.S. dollars in thousands, except share and per share data	2022	2021

Revenues
Services	4,404	4,911
Products	16	50
Total revenues	4,420	4,961
Cost of revenues
Cost of services	3,523	3,386
Cost of sales of products	113	66
Total cost of revenues	3,636	3,452
Gross profit (loss)	784	1,509

Operating Expenses

Our current operating expenses consist of two components - research and development expenses, and selling, general and administrative expenses.

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

Comparison of the Year Ended December 31, 2022 and the Year Ended December 31, 2021

The table below provides our results of operations for the years ended December 31, 2022 and 2021.

	Year Ended December 31,
U.S. dollars in thousands	2022	2021
Revenues
Services	4,404	4,911
Products	16	50
Total revenues	4,420	4,961
Cost of revenues
Cost of services	3,523	3,386
Cost of sales of products	113	66
Total cost of revenues	3,636	3,452
Gross profit (loss)	784	1,509
Operating expenses:
Research and development expenses	2,292	1,680
Selling, general and administrative expenses	20,605	10,797
Operating loss	22,113	10,968
Financial income (expenses), net	8,171	(3,622)
Loss before taxes on income	13,942	14,590
Income tax expense (benefit)	16	(3)
Loss for the year from continuing operation	13,958	14,587
Loss from discontinued operations	11,108	301
Total loss for the year	25,066	14,888

Revenues and Cost of Revenues

Our total revenues for the year ended December 31, 2022 amounted to $4,420 thousand, which consists primarily of services (approximately 99% of total revenues), representing a decrease of $541 thousand or 11%, compared to $4,961 thousand for the year ended December 31, 2021.

Our cost of revenues for the year ended December 31, 2022 amounted to $3,636 thousand, which consists primarily of cost of services (96% of cost of revenues), representing an increase of $184 thousand, or 5.3%, compared to $3,452 thousand for the year ended December 31, 2021. The increase of cost of revenues was mainly related to an increase in payroll and related expenses.

Research and Development Expenses

Our research and development expenses for the year ended December 31, 2022 amounted to $2,292 thousand representing an increase of $612 thousand, or 36%, compared to $1,680 thousand, for the year ended December 31, 2021. The increase was primarily attributable to increase in subcontractors’ expenses, payroll and related expenses.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses for the year ended December 31, 2022 amounted to $20,605 thousand, representing an increase of $9,808 thousand, or 91%, compared to $10,797 thousand for the year ended December 31, 2021. The increase was primarily attributable to an increase in (i) share-based compensation expenses; (ii) shares issuance costs; and (iii) payroll and related expenses in 2022 compared to 2021.

Operating loss

As a result of the foregoing, our operating loss for the year ended December 31, 2022 amounted to $22,113 thousand compared to an operating loss of $10,968 thousand, for the year ended December 31, 2021, an increase of $11,145 thousand or 102%. The increase reflects the increase in selling, general and administrative expenses, and the increase in research and development expenses for 2022 compared to 2021.

Financial Expense and Income

Financial expense and income consist of interest, bank fees, revaluation of the derivative liability and exchange rate differences.

We recognized net financial income for the year ended December 31, 2022 of $8,171 thousand compared to net financial expenses of $3,622 thousand for the year ended December 31, 2021. The increase was primarily attributable to increase in financials expenses resulted from  derivative liabilities – warrants revaluation.

Loss for the year from continuing operations

As a result of the foregoing, our total loss from continuing operations for the year ended December 31, 2022 was $13,958 thousand, compared to $14,587 thousand for the year ended December 31, 2021, a decrease of $629 thousand, or 4%.

B. Liquidity and Capital Resources

As of December 31, 2022, we had $295 thousand in cash and cash equivalents.

We expect that our sources of liquidity for the remainder of 2023 will be fund raisings and a commitment from our Chief Executive Officer (who is our major shareholder) to continue and support our ongoing operation for the foreseeable future (if other sources of funding are not available to us and under certain conditions).

The table below presents our cash flows for the periods indicated:

	Year Ended December 31,
U.S. dollars in thousands	2022	2021

Operating activities	(18,479)	(11,494)

Investing activities	(2,123)	(17)

Financing activities	14,863	17,267

Net increase (decrease) in cash and cash equivalents	(5,739)	5,756

Cash Flows Used in Operating Activities

Net cash used in operating activities was $18,479 thousand, during the year ended December 31, 2022, compared to net cash used in operating activities of $11,494 thousand during the year ended December 31, 2021, primarily resulted from (i) an increase in trade payables in the amount of $2,323 thousand during 2022 compared to decrease in trade payables of $1,736 thousand during 2021, (ii) an increase in net loss during 2022 compared to 2021 of $10,178 thousand, (iii) an increase in equity-based compensation expenses of $11,840 thousand compared to 2021, (iv) a decrease in derivatives in the amount of $10,232 thousand during 2022 compared to decrease in derivatives of $311 thousand during 2021, and (v) a decrease in fair value of convertible loans in the amount of $1,321 thousand during 2022 compared to increase in fair value of convertible securities of $3,677 thousand during 2021.

Cash Flows Used in Investing Activities

Net cash used in investing activities was $2,123 thousand during the year ended December 31, 2022, compared to net cash used in investing activities of $17 thousand during the year ended December 31, 2021, primarily resulted from purchase of property, plant and equipment of $2,121 thousand during 2022 compared to $550 thousand during 2021.

Cash Flows Provided by Financing Activities

Net cash provided by financing activities was $14,863 thousand for the year ended December 31, 2022, compared to net cash provided by financing activities of $17,267 thousand for the year ended December 31, 2021. The decrease in net cash provided by financing activities was primarily resulted from (i) issuance of shares and warrants in the amount of $3,442 thousand during 2022 compared to issuance of shares and warrants in the amount of $13,417 thousand during 2021, (ii) issuance of convertible securities and warrants in the amount of $14,851 thousand during 2022 compared to $5,750 thousand during 2021 and (iii) repayment of convertible securities and financial liability of $5,921 thousand during 2022 compared to$536 thousand during 2021.

Current Outlook

To date, we have not achieved profitability and have sustained net losses in every fiscal year since our inception, and we have financed our operations primarily through proceeds from issuance of our Ordinary Shares and warrants, loans from our controlling shareholder and other convertible debenture. We expect to generate revenues from our existing business activities and incur costs of revenues related to those activities.

We expect to generate revenues from the sale of our products and other revenues in the future. However, we do not expect these revenues to support all of our operations in the near future. We expect our expenses to increase in connection with our activities, particularly as we continue the development of our products, and continue our commercialization efforts. Accordingly, we expect that we will require substantial additional funding in connection with the growth of our operations, continuing our research and development activity, commercializing our products and to proceed with pilot projects that partly will have to be financed by us in order to penetrate relevant markets. Until we can generate significant recurring revenues and achieve profitability, we will need to seek additional sources of funds through the sale of additional equity securities, debt or other securities. However, there is no assurance that we will be successful accomplishing these plans. Any required additional capital, whether forecasted or not, may not be available on reasonable terms, or at all. If we are unable to obtain additional financing or are unsuccessful in commercializing our products and securing sufficient funding, we may be required to reduce activities, curtail or even cease operations. We expect to continue incurring losses and negative cash flows from operations until our products reach profitability.

Financial Arrangements

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

In August 2020, we secured firm commitments from institutional and professional investors to raise A$5,000,000 through the issue of 31,746 fully paid Ordinary Shares in our company at an issue price of A$157 per Ordinary Share (or the Placement). We engaged MST Financial as sole lead manager and bookrunner to the Placement. On August 13, 2020, we issued the 31,746 fully paid Ordinary Shares to the investors pursuant to the Placement.

On September 27, 2020, ASX resolved to remove our company from the Official List of ASX following the approval by our shareholders of such voluntary delisting on September 21, 2020 in accordance with ASX Listing Rule 17.11. On October 22, 2020, our Ordinary Shares were delisted from the ASX.

On December 21, 2020, we entered into a transaction (or the December 2020 CLA Transaction), whereby we entered into a securities purchase agreement, collectively with the documents ancillary thereto, including convertible debentures and warrants to purchase our Ordinary Shares, with Alpha Capital Anstalt (or Alpha), pursuant to which we obtained a convertible loan in an aggregate amount of $350,000, against issuance of convertible debentures (or the December 2020 Financing Debentures), and warrants to purchase 2,277 Ordinary Shares (or the December 2020 Financing Warrants). The December 2020 Financing Debentures had a six-month term from issuance and bared interest at 10% per annum. The December 2020 Financing Debentures were convertible into our Ordinary Shares at a conversion price equal to 80% of the public offering price per share in our initial public offering. The foregoing debentures and interest have been repaid in full.

Alpha was also granted a 12-month participation right in a future financing equal to 50% of the subsequent financing. Alpha was also provided a right to purchase $150,000 of additional debentures on the same terms for a period of six months from the date of the December 2020 CLA Transaction. On February 17, 2021, Alpha exercised the foregoing right to purchase $150,000, against issuance of additional convertible debentures (or the February 2021 Financing Debentures) and warrants to purchase 976 Ordinary Shares (or the February 2021 Financing Warrants), on the same terms as the December 2020 CLA Transaction. The foregoing debentures and interest have been repaid in full.

The December 2020 Financing Warrants and the February 2021 Financing Warrants had an exercise price per share of $1.50 per share. The December 2020 Financing Warrants and the February 2021 Financing Warrants have a five year term and will be exercisable for cash or on a cashless basis if no registration statement is available for resale of the Ordinary Shares issuable upon exercise of the December 2020 Financing Warrants and the February 2021 Financing Warrants.

On April 7, 2021, we entered into a transaction (or the April CLA Transaction), whereby we entered into a securities purchase agreement, collectively with the documents ancillary thereto, including convertible debentures and warrants to purchase our Ordinary Shares, with Jonathan B. Rubini, pursuant to which we obtained a convertible loan in an aggregate amount of $600,000, against issuance of convertible debentures (or the April 2021 Financing Debentures) and warrants to purchase 3,903 Ordinary Shares (or the April 2021 Financing Warrants). The April 2021 Financing Debentures have a six-month term from issuance and bear interest at 10% per annum until October 7, 2021. The April 2021 Financing Debentures are convertible into our Ordinary Shares at a conversion price equal to $140. As of October 7, 2021 the interest was increased to 12% per annum until April 2022 and then the interest rate shall increase to 16% per annum until a repayment date of October 7, 2023. In October 2022, we agreed inter alia, to amend the 10% convertible debenture, originally dated April 7, 2021, as amended and restated on June 1, 2022, such that the applicable interest rate is 18% per annum with effect from October 1, 2022 until the extended maturity date of October 7, 2023 and to amend the conversion price adjustment date to October 7, 2023. On April 18, 2023, we repaid in full the principal and accrued interest of the April 2021 Convertible Debentures, which amounted to $759,576.

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

In June 2021, we completed our underwritten initial public offering of 85,714 units, each consisting of one Ordinary Share and one warrant to purchase one Ordinary Share, at a combined public offering price of $175 per unit for aggregate gross proceeds of approximately $15.0 million, prior to deducting underwriting discounts, commissions, and other offering expenses. In addition, and together with the closing of the offering, the underwriter partially exercised its over-allotment offering with respect to warrants to purchase 12,858 Ordinary Shares. Such warrants were issued at an offering price of $0.35 and have an exercise price of $218.75.

In December 2021, we entered into a securities purchase agreement relating to the purchase and sale of a senior convertible note (or the December 2021 Note) for gross proceeds of $5,000,000 (or the Lind Purchase Agreement) with Lind Global Fund II LP (or Lind Global). The Lind Purchase Agreement and December 2021 Note provides for, among other things, the issuance of the December 2021 Note with a $5,800,000 face value, with a 24-month maturity, and a fixed conversion price of $122.5 per share (or December 2021 Note Conversion Price) of the Company’s Ordinary Shares. We are required to make principal payments in 20 equal monthly installments commencing 120 days after funding (or the December 2021 Note Repayment). At our discretion, the December 2021 Note Repayments can be made in: (i) cash; (ii) Ordinary Shares (after Ordinary Shares are registered) (or the Repayment Shares); or a combination of both. Repayment Shares will be priced at 90% of the average of the five lowest daily volume weighted average price (VWAPs) during the 20 trading days prior to the payment date (or the December 2021 Note Repayment Price). We have the right to buy-back the outstanding face value of the December 2021 Note at any time with no penalty (or the Buy-Back Right). Should We exercise our Buy-Back Right, Lind will have the option to convert up to 25% of the face value of the December 2021 Note at the lesser of the Conversion Price or Repayment Price. Additionally, the December 2021 Note ranks senior to other of the Company debt.

Further, pursuant to the Lind Purchase Agreement, we issued to Lind a warrant to purchase up to 32,766 Ordinary Shares (or the December 2021 Warrant). The December 2021 Warrant may be exercisable with cash payment for 60 months with an exercise price of $122.5 per Ordinary Share and may be exercised on a cashless basis at any time after the earlier of (a) 120 days following the issuing date or (b) in the event that a registration statement covering the underlying Ordinary Shares is not deemed effective. In addition, at any time prior to December 1, 2022, subject to the mutual agreement the parties may carry out a second closing for an additional $5,000,000.

In February 2022, we repaid $2,541,000 to Lind, representing $2,420,000 of the face value of the December 2021 Note, pursuant to the Lind Purchase Agreement, which required us to repay 20% of the gross proceeds received by us from the transaction contemplated by the January 2022 SPA described below, plus a 5% premium.

In January 2022, we entered into a definitive securities purchase agreement (or the January 2022 SPA) with an institutional investor for the issuance, in a private placement, of an aggregate of 68,571 Ordinary Shares par value $3.15 per share, or pre-funded warrants in lieu thereof (or each, a January 2022 Pre-Funded Warrant) and warrants (or the January 2022 Ordinary Warrants) to purchase up to an aggregate of 68,572 Ordinary Shares, at a purchase price of $175.00 per Ordinary Share (or Pre-Funded Warrant) and associated warrant (or the January 2022 Offering). The January 2022 Ordinary Warrants have an exercise price of $175.00 per share, were exercisable immediately upon issuance and have a term of five years. The Pre-Funded Warrants, and the associated Ordinary Warrant, were sold at a price of $175.00 each, including the Pre-Funded Warrant exercise price of $0.0035 per Ordinary Share. The Pre-Funded Warrants are exercisable at any time after the date of issuance upon payment of the exercise price. The Company also entered into an agreement (or the January 2022 Placement Agency Agreement) with A.G.P./Alliance Global Partners (or A.G.P.), as sole placement agent, dated January 30, 2020, pursuant to which A.G.P. agreed to serve as the placement agent for the Company in connection with the Offering. The Company agreed to pay the Placement Agent a cash placement fee equal to 7% of the gross proceeds received in the Offering. In addition, the Company agreed to issue A.G.P. warrants (or the January 2022 Placement Agent Warrants) to purchase 3,435 Ordinary Shares, or 5% of the Ordinary Shares (or Pre-Funded Warrant equivalents) issued in the Offering. The Placement Agent Warrants are exercisable six months after their issuance, are exercisable for five years from their initial exercisability and have an exercise price of $175.00 per share.

In February 2022, we entered into a definitive securities purchase agreement with Lind Global, which exercised its right of participation in the January 2022 SPA (or the Lind SPA), for the issuance, in a private placement, of an aggregate of 571 Ordinary Shares par value $3.15 per share and Ordinary Warrants to purchase up to an aggregate of 572 Ordinary Shares, at a purchase price of $175.00 per Ordinary Share and associated warrant. The terms of the Lind SPA are substantially similar to the terms of the January 2022 SPA, and the terms of the Ordinary Warrants issued pursuant to the Lind SPA are substantially similar to the terms of the warrants issued pursuant to the January 2022 SPA.

In April 2022, we entered into a definitive securities purchase agreement (or the April 2022 SPA) with an institutional investor for the issuance, in a private placement, of an aggregate of 142,857 Ordinary Shares par value $3.15 per share, or pre-funded warrants in lieu thereof (or each, an April 2022 Pre-Funded Warrant) and warrants (or the April 2022 Ordinary Warrants) to purchase up to an aggregate of 178,572 Ordinary Shares, at a purchase price of $52.50 per Ordinary Share (or the April 2022 Pre-Funded Warrant) and associated warrant (or the April 2022 Offering). The April 2022 Ordinary Warrants have an exercise price of $52.50 per share, were exercisable immediately upon issuance and have a term of five years. The April 2022 Pre-Funded Warrants, and the associated April 2022 Ordinary Warrant, were at a price of $52.50 each, including the April 2022 Pre-Funded Warrant exercise price of $0.0035 per Ordinary Share. The April 2022 Pre-Funded Warrants are exercisable at any time after the date of issuance upon payment of the exercise price. The Company also entered into an agreement (or the April 2022 Placement Agency Agreement) with A.G.P, as sole placement agent, dated April 18, 2022, pursuant to which the Placement Agent agreed to serve as the placement agent for the Company in connection with the April 2022 Offering. The Company agreed to pay the Placement Agent a cash placement fee equal to 7% of the gross proceeds received in the April Offering. In addition, the Company agreed to issue the Placement Agent warrants (or the April 2022 Placement Agent Warrants) to purchase 7,150 Ordinary Shares, or 5% of the Ordinary Shares (or Pre-Funded Warrant equivalents) issued in the April 2022 Offering. The April 2022 Placement Agent Warrants were exercisable six months after their issuance, are exercisable for five years from their initial exercisability and have an exercise price of $52.50 per share.

In addition, we entered into an amendment (or the Warrant Amendment) with the holder of our Ordinary Warrants to purchase up to an aggregate of 68,572 Ordinary Shares, with a purchase price of $175 per Ordinary Share pursuant to the January 2022 SPA. The Warrant Amendment modified the purchase price per Ordinary Share of the Ordinary Warrants to $52.50.

In April 2022, we entered into a definitive securities purchase agreement with Lind Global, which exercised its right of participation in the April 2022 SPA (or the April 2022 Lind SPA) for the issuance, in a private placement, of an aggregate of 9,523 Ordinary Shares par value $3.15 per share and Ordinary Warrants to purchase up to an aggregate of 11,905 Ordinary Shares, at a purchase price of $52.50 per Ordinary Share and associated warrant, for gross proceeds of approximately $500,000. The terms of the April 2022 Lind SPA are substantially similar to the terms of the April 2022 SPA, and the terms of the Ordinary Warrants issued pursuant to the April 2022 Lind SPA are substantially similar to the terms of the warrants issued pursuant to the April 2022 SPA. Also, certain warrants to purchase an aggregate of 572 Ordinary Shares of the Company that were issued to Lind Global in February 2022 have been amended to have a reduced exercise price of $52.50 per Ordinary Share.

In addition, on April 20, 2022, we repaid Lind Global $3,380,000 as repayment in full of that certain senior convertible note dated December 15, 2021.

On April 28, 2022, Dr. Yacov Geva signed an undertaking whereby Dr. Geva committed to finance the Company’s operations for a period of 12 months so long as he is the Company’s controlling shareholder, and/or the Company cannot be financed externally from any other sources, or until a sum of $10 million be received by the Company for its operations during 2022. In consideration therefor, the Company agreed to issued Dr. Geva 57,142 Ordinary Shares of the Company and an additional warrant to purchase 57,143 Ordinary Shares with an exercise price of $1.24 (the closing price of our Ordinary Shares on April 27, 2022).

On July 18, 2022, Armistice Capital Fund Ltd. entered into a letter agreement with us (the “Letter Agreement”). Under the terms of the Letter Agreement, in consideration for Armistice Capital Fund Ltd. agreeing to exercise $2.0 million of its existing warrants, which equals warrants to purchase 68,027 of Ordinary Shares, at a reduced exercise price of $29.4 (the “Existing Warrant Exercise”), we agreed to issue a new ordinary warrant for 264,150 warrant shares (the “New Warrant”), equal to the aggregate of (a) 85,034 warrant shares (125% of the 68,027 Ordinary Shares issued as a result of the Existing Warrant Exercise) and (b) the balance of 179,116 warrants held by Armistice Capital Fund Ltd. in the Company whose exercise price was reduced to $32.55. The 179,116 then outstanding warrants held by Armistice Capital Fund Ltd. were cancelled. The New Warrant was initially exercisable commencing 6 months following the date of the issuance thereof and has a term of exercise until April 20, 2028, and an exercise price equal to $32.55. In connection with facilitating the Existing Warrant Exercise and the issuance of the New Warrant, we and Armistice Capital Fund Ltd. also entered into an Amendment Agreement to that certain securities purchase agreement dated April 18, 2022 by and among the Company and Armistice Capital Fund Ltd. (the “Amendment Agreement”). As a result of such amendment, the exercise price of 45,242 ordinary warrants held by Lind Global Fund II LP was reduced to an exercise price equal to $32.55 and have a term of exercise until April 30, 2028.

On October 20, 2022, we entered into an agreement with Jonathan B. Rubini (the “Investor”) in connection with a private placement investment for 79,365 Ordinary Shares and warrants to purchase 79,366 Ordinary Shares with price of $6.30 per share and associated warrant, for aggregate consideration of $500,000. The warrants are exercisable at any time beginning 30 days after issuance with a term of five years from issuance. In connection with this private placement investment, the Investor and the Company agreed, inter alia, to amend the applicable interest rate and conversion price adjustment date of the April 2021 Financing Debentures.

On September 16, 2022, we entered into a sales agreement (the “Sales Agreement”) with A.G.P./Alliance Global Partners (the “Agent”) pursuant to which we could offer and sell, from time to time, our Ordinary Shares, through the Agent in an “at-the-market” offering, as defined in Rule 415(a)(4) promulgated under the Securities Act, for an aggregate offering price of up to $3.0 million. The Agent was entitled to compensation at a commission rate of 3.0% of the gross sales price per share sold pursuant to the terms of the Sales Agreement. As of January 15, 2023, sales of our Ordinary Shares under the Sales Agreement were completed and we have received net proceeds of approximately $2.9 million and have completed this “at-the-market” offering.

On October 6, 2022, Dr. Yacov Geva, committed to finance our operations for the next 12 months and until November 30, 2023, provided and as long as he continues to be a controlling shareholder and/or the Company cannot be financed externally from any other sources and/or until a sum of $10 million be received by the Company for its operations this year, whichever is earlier. In exchange, for providing this commitment, Dr. Geva was issued 71,428 Ordinary Shares and 71,429 warrants to purchase Ordinary Shares (cashless) at an exercise price of $7.70 as of the day of giving this commitment. On January 30, 2023, our Chief Executive Officer, Dr. Yacov Geva, extended his commitment to finance our operations up to February 28, 2024, which, on March 24, 2023, was further extended to April 30, 2024. On May 15, 2023, Dr. Yacov Geva extended his commitment to finance our operations up to May 30, 2024 provided and as long as the Company cannot be financed externally from any other sources and/or until a sum of $10 million be received by the Company for its operations for the year, whichever is earlier.

On December 29, 2022, the Board of Directors approved a loan agreement, dated December 21, 2022 (the “Loan Agreement”), between the Company and Dr. Geva. Under the terms of the Loan Agreement, the total amount of the loan provided by Dr. Geva to the Company is $999,552, with an annual interest rate of 12%. The following installments have been made under the terms of the Loan Agreement and advanced to the Company: $198,582 on October 9, 2022; $85,106 on October 11, 2022; $252,596 on November 10, 2022; $175,000 on December 1, 2022 (which is attributed to waived compensation to which Dr. Geva was entitled as Chief Executive Officer of the Company); and $288,268 on December 20, 2022. In addition, (i) Dr. Geva was granted 515,233 Ordinary Shares of the Company and (ii) Dr. Geva was granted 515,233 warrants to purchase Ordinary Shares of the Company with an exercise price of $1.94 per Ordinary Share.

On April 4, 2023, we closed an underwritten public offering of 5,470,000 Ordinary Shares and 6,530,000 pre-funded warrants to purchase Ordinary Shares (or each, an April 2023 Pre-Funded Warrant), each sold to the public at a price of $0.80 (inclusive of the exercise price of $0.001 of each April 2023 Pre-Funded Warrant) for aggregate gross proceeds of approximately $9,600,000 million, before deducting underwriting discounts and offering expenses. In addition, we granted the underwriters a 45-day option to purchase up to an additional 1,800,000 Ordinary Shares and/or April 2023 Pre-Funded Warrants to cover over-allotments at the public offering price, less the underwriting discount.

C. Research and development, patents and licenses, etc.

For a description of our research and development programs and the amounts that we have incurred over the last two years pursuant to those programs, please see “Item 5. Operating and Financial Review and Prospects— A. Operating Results—Operating Expenses— Research and Development Expenses” and “Item 5. Operating and Financial Review and Prospects— A. Operating Results— Comparison of the year ended December 31, 2022 to the year ended December 31, 2021— Research and Development Expenses.”

D. Trend Information

On February 16, 2023, we received a letter from the listing qualifications department staff of the Nasdaq notifying us that Nasdaq had determined to delist our Ordinary Shares and tradeable warrants from Nasdaq based on (i) our non-compliance with the minimum $2,500,000 stockholders’ equity requirement for continued listing set forth in Nasdaq Listing Rule 5550(b) and (ii) providing the Staff a submission of information that contained material misrepresentations, in violation of Nasdaq Listing Rule 5250(a)(1), in relation to our extraordinary general meeting of shareholders, which was adjourned on February 9, 2023 and ultimately held and concluded on February 16, 2023. We originally believed and communicated to the Staff that we had met the quorum requirement on February 9, 2023 and believed that an adjournment would not be necessary. However, the meeting was adjourned due to lack of the required quorum present to open and conduct the meeting, and on February 16, 2023, a quorum was present and our shareholders voted upon and approved all agenda items at the meeting.

On February 23, 2023, we requested a hearing before the Panel, which stays any delisting or suspension action pending the hearing and the expiration of any additional extension period granted by the Panel following the hearing.

On May 11, 2023, the Panel granted the request for continued listing on Nasdaq subject to the requirement that we, by no later than August 4, 2023 provide the Panel with unaudited interim financial statements for the second quarter of 2023 and demonstrate to the Panel that we continue to meet the equity requirement. Upon review of our interim financial statements for the second quarter of 2023, the Panel will decide if we demonstrated an ability to maintain compliance with the continued listing requirements on a long-term basis. In addition, from May 11, 2023 until the end of the Exception Period, the Panel reserves the right to reconsider the terms of this exception based on any event, condition or circumstance that exists or develops that would, in the opinion of the Panel, make the continued listing of our securities on Nasdaq inadvisable or unwarranted. Until the end of the Exception Period, we are required to provide prompt notification to the Panel of any significant events that may affect our compliance with Nasdaq requirements. See also “Risk Factors—Risks Related to The Ownership of our Ordinary Shares—Failure to meet Nasdaq’s continued listing requirements could result in the delisting of our Ordinary Shares, negatively impact the price of our Ordinary Shares and negatively impact our ability to raise additional capital”.

E. Critical Accounting Estimates

We describe our significant accounting policies more fully in Note 2 to our consolidated financial statements included elsewhere in this annual report. We believe that the accounting policy described in Note 2 is critical in order to fully understand and evaluate our financial condition and results of operations.

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

Share-based compensation

The consolidated entity has a share-based remuneration scheme for employees and other service providers, including options and performance rights. The fair value of options was estimated by using the Black Scholes and Monte-Carlo simulation approach model. The simulation model was designed to model the company’s equity value over time.

The abovementioned valuation models were designed to take into account the unique terms and conditions of the different classes of performance rights and/or options, as well as our capital structure and the volatility of our assets, on the date of grant, based on certain assumptions.

Those conditions are described in the share-based compensation Note 14 to our consolidated financial statements included elsewhere in this annual report. The fair value of the equity settled options granted is charged to statement of comprehensive income over the vesting period of each tranche and the credit is recorded to equity, based on the consolidated entity’s estimate of shares that will eventually vest.

Goodwill impairment testing

We review goodwill impairment once a year or more frequently if an event or change of circumstances indicate that there is an impairment. As of December 31, 2022, we did not have any goodwill in our consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information relating to our directors and senior management as of May 15, 2023. Unless otherwise stated, the address for our directors and senior management is at the Company’s registered address c/o 5 Oppenheimer, Rehovot 7670105, Israel.

Name	Age	Position

Dr. Kenneth R. Melani (1)(2)(3)(6)	70	Chairman of the Board of Directors

Dr. Yacov Geva (6)	73	President and Chief Executive Officer, Director

Igor Bluvstein	42	Chief Financial Officer

Benny Tal	64	Vice President Research and Development Corporate

Oded Shahar	63	Senior Vice President Mergers and Acquisitions Corporate

Dror Nuriel-Roth	48	Executive Vice President U.S. Operations

Dr. Yehoshua (Shuki) Gleitman (1)(3)(6)	74	Director

Prof. Zeev Rotstein (2)(3)(5)	73	Director

Urs Wettstein (1)(2)(3)(5)	68	Director and Chairman of the Audit and Risk Committee

Chanan Epstein (3)	70	Director

(1)	Member of the Nomination and Remuneration Committee

(2)	Member of the Audit and Risk Committee

(3)	Independent Director (as defined under Nasdaq Stock Market Rules)

(4)	Member of Class I with a term ending at the 2024 annual general meeting of shareholders to be held in 2025

(5)	Member of Class II with a term ending at the 2022 annual general meeting of shareholders to be held in 2023

(6)	Member of Class III with a term ending at the 2023 annual general meeting of shareholders to be held in 2024

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

Dr. Yacov Geva, President and Chief Executive Officer, Director

Dr. Yacov Geva has served as our President and Chief Executive Officer. A well-known pioneer in the industry of medical technologies and RPM services. As the founder of LifeWatch AG (former Card Guard AG and Card Guard Scientific Survival Ltd.) he successfully led the company to its initial public offering. From 1989 to 2014, Dr. Geva was a member and the Chairman of the Board of Directors and Corporate Chief Executive Officer of LifeWatch AG. During 1979 to 1989, Dr. Geva served as a Chief Mechanical Engineer with Vishay Israel - a subsidiary of Vishay Intertechnology, USA. Dr. Geva holds a B.Sc. in Mechanical and Nuclear Engineering from the Technion-Israeli Institute of Technology, a Ph.D. (with honors) in Business Administration from the International School of Management, Paris and an honorary doctorate from Oxford Brookes University. Dr. Geva is also a senior member of the royal society of medicine in the UK.

Igor Bluvstein, Chief Financial Officer

Mr. Igor Bluvstein has served as our Chief Financial Officer since July 31, 2022. Mr. Bluvstein has over fifteen years of experience working in financial leadership positions in the e-commerce, biotechnology, petrochemical, and medical cannabis industries. From 2020 through 2022, Mr. Bluvstein served as the Chief Financial Officer and Director at MDD Group of Companies. From 2016 to 2020, he served as Regional Chief Financial Officer at Frutarom Industries Ltd. (acquired by International Flavors & Fragrances Inc. (NYSE: IFF)). From 2015 until 2016, he served as the Chief Financial Officer of an e-commerce retailer. From 2011 until 2015, Mr. Bluvstein served as a Financial Controller at Mirland Development Corporation PLC. From 2008 through 2011, he served as a senior auditor at Ernst & Young Global Limited. Mr. Bluvstein holds a Bachelor of Arts in accounting and economics from the Open University in Israel. He is a Certified Public Accountant (CPA).

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

Dr. Yehoshua (Shuki) Gleitman, Director

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

B.  Compensation

Under Cayman Islands law, we are not required to disclose compensation paid to our senior management on an individual basis and we have not otherwise publicly disclosed this information elsewhere. The following table presents in the aggregate all compensation we paid, or will need to pay, to all of our directors and senior management as a group for the year ended December 31, 2022. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the tables below reflect the cost to us, in thousands of U.S. dollars, for the period ended December 31, 2022.

	Salary, bonuses and Related Benefits	Pension, Retirement and Other Similar Benefits	Share Based Compensation(1)
All directors and senior management as a group, consisting of 12 persons	$2,058	$110	$5,647

(1)	Represents the value of the entire grant calculated as of the grant date

Employment Agreements with Executive Officers

We, and through certain of our subsidiaries, have entered into written employment or consulting agreements with each of our executive officers. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. In addition, in accordance with our Amended and Restated Memorandum and Articles of Association, we have entered into agreements with each executive officer and director pursuant to which we have agreed to indemnify each of them up to a certain amount, and to the extent that these liabilities are not covered by directors and officers insurance. See “Item 7.B. Related Party Transactions” for additional information.

For a description of the terms of our options and option plan, see “Item 6.E. Share Ownership—Equity Incentive Plan.”

Directors’ Service Contracts

The terms of the appointment of our executive and non-executive directors are agreed upon and set out in writing at the time of their respective appointment in Director Appointment Letters. Dr. Yacov Geva, an executive director, is not a party to a Director Appointment Letter and receives no compensation for his service as a director. The Director Appointment Letters set out the key terms and conditions of the director’s appointment, including their duties, rights and responsibilities, time commitment and the board of directors’ expectations regarding involvement with committees of the board of directors. The Director Appointment Letters do not provide for benefits upon the conclusion of their respective service. After the election of our directors at our 2017 annual general meeting of shareholders, held in February 2017, the Director Appointment Letters provided that the Chairman of the board of directors and each of our other directors shall receive annual base compensation of A$100,000 (approximately $72,000) and A$40,000 (approximately $29,000), respectively. In May 2018, our board of directors approved the deferral of the compensation owed under the Director Appointment Letters. See “Item 7.B. Related Party Transactions” for additional information.

Non-Executive Director Remuneration

Our Amended and Restated Memorandum and Articles of Association specify that the maximum aggregate remuneration of Non-Executive Directors shall be A$350,000 (approximately $252,000). With the exception of Dr. Yacov Geva, all of our directors are Non-Executive Directors whose compensation is within the limits of our Amended and Restated Memorandum and Articles of Association. In January 2022, our Board of Directors resolved that the monthly base salary of Dr. Geva as our Chief Executive Officer will be $100,000, which was effective from February 2022.

Foreign Private Issuer Status and Voluntary Compliance with Certain Nasdaq Requirements

The Sarbanes-Oxley Act, as well as related rules subsequently implemented by the SEC, require “foreign private issuers,” such as us, to comply with various corporate governance practices. In addition, following the listing of the Ordinary Shares on the Nasdaq Capital Market, we will be required to comply with the Nasdaq Stock Market Rules. Under those rules, we may elect to follow certain corporate governance practices permitted under the Cayman Islands Companies Act in lieu of compliance with corresponding corporate governance requirements otherwise imposed by the Nasdaq Stock Market Rules for U.S. domestic registrants.

In accordance with Cayman law and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq Stock Market Rules, we have elected to follow the provisions of the Cayman Islands Companies Act rather than the Nasdaq Stock Market Rules, with respect to the following requirements:

●	Quorum. While the Nasdaq Stock Market Rules require that the quorum for purposes of any meeting of the holders of a listed company’s common voting stock, as specified in the company’s bylaws, be no less than 33 1/3% of the company’s issued and outstanding common voting stock, under Cayman Islands Companies Act there is no minimum attendance threshold for general meetings of shareholders to be quorate. Our Amended and Restated Memorandum and Articles of Association provide that twenty five percent (25%) of our issued and outstanding shares present, in person or by proxy or a duly appointed representative, who are entitled to vote on the business to be transacted, shall constitute a quorum for a general meeting. However, the quorum set forth in our Amended and Restated Memorandum and Articles of Association with respect to an adjourned meeting consists of at least one shareholder present in person or by proxy.

●	Shareholder approval. While the Nasdaq Stock Market Rules require that issuers obtain shareholder approval prior to the issuance of securities in connection with certain acquisitions, private placements of securities, or the establishment or amendment of certain stock option, purchase or other compensation plans, under the Cayman Islands Companies Act, there is no requirement for shareholder approval of share issuances (or the terms on which shares may be issued) and no statutory pre-emption rights apply. Under our Amended and Restated Memorandum and Articles of Association, our board of directors is authorized to issue shares (or to grant warrants, options or other rights to acquire shares) subject to the restriction that the number of shares in issue may not exceed our authorized share capital set forth in our Amended and Restated Memorandum and Articles of Association and generally subject to the Cayman Islands Companies Act and our Amended and Restated Memorandum and Articles of Association.

However, we have voluntarily elected to adhere to the Nasdaq Stock Market Rules and not the Cayman Islands Companies Act notwithstanding our status as a foreign private issuer, with respect to the requirements of:

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

C.  Board Practices

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

However, our board of directors has appointed a nomination and remuneration committee, which assists our board of directors in monitoring and reviewing any matters of significance affecting the remuneration of our board of directors and our employees and any matters of significance affecting the composition of our board of directors and our management. Our nomination and remuneration committee, acting pursuant to written charters, and as a single committee, is comprised of Mr. Urs Wettstein, Mr. Shuki Gleitman and Mr. Kenneth Melani. The chairman of this committee is Mr. Kenneth Melani.

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

Fiduciary Duties of Directors and Officers

As a matter of Cayman Islands law, the duties of a director primarily derive from common law, the Cayman Islands Companies Act, and our Amended and Restated Memorandum and Articles of Association. Under common law principles that will be applied by the Cayman Islands courts, directors have fiduciary duties to a company including: (i) the duty to act honestly and in good faith in what he or she considers are the best interests of the company (generally meaning the interests of the shareholders as a whole); (ii) the duty of loyalty and to avoid actual or potential conflicts of interest arising between his or her duties to the company and his or her personal interest; (iii) a duty to exercise his or her powers as a director under the Cayman Islands Companies Act and the articles of association of the company only for the purposes for which they are conferred and not for a collateral or improper purpose; (iv) a duty not to fetter his or her discretion as a director; and (v) a duty of care, diligence and skill.

Appointment and Removal of Directors

Appointment and removal by shareholders

In accordance with our Amended and Restated Memorandum and Articles of Association, the Company may by ordinary resolution at an annual general meeting (and not at any other general meeting) appoint a person who is willing to act to be a director either to fill a vacancy or as an addition to the existing directors, provided that:

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

In accordance with our Amended and Restated Memorandum and Articles of Association, the Company may by special resolution remove any Director before the expiration of his period of office, but without prejudice to any claim for damages which he may have for breach of any contract of service between him and the Company.

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

Conflicts of Interest

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

Indemnification of Directors and Executive Officers and Limitation of Liability

The Cayman Islands Companies Act does not limit the extent to which a company’s articles of association may provide for indemnification of directors and officers, except to the extent that it may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Under our Amended and Restated Memorandum and Articles of Association provide that, to the maximum extent permitted by law, every current and former director and officer (excluding an auditor) is entitled to be indemnified out of our assets against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, which such indemnified person may incur in that capacity unless such liability arose as a result of the actual fraud or willful default.

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

Approval of Related Party Transactions under Cayman Islands Law

Although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that the board of directors is required to comply with fiduciary duties which they owe to the company under Cayman Islands law, including the duty to ensure that, in their opinion, only such transactions entered into are in good faith in the best interests of the company are entered into for a proper corporate purpose and not with the effect of perpetrating a fraud on the minority shareholders. In addition, in the event that any payment obligation, transfer of property or grant of charge thereon is made to a related party that is also a creditor at a time when the company is insolvent, the Cayman Islands Companies Act provides that such transfer is deemed to be a preference and therefore is invalid if it occurred within six months immediately preceding the commencement of a liquidation.

D. Employees.

As of December 31, 2022, we had 10 members of senior management (including our Chief Executive Officer), all of which are engaged on a full-time basis, and one (Oded Shahar, our Senior Vice President Mergers and Acquisitions) is engaged as an independent contractor. In addition, we have 61 employees located in the United States, 9 employees located in Israel and an aggregate of 4 full time employees located in China and Macedonia.

As of December 31, 2021, we had 10 members of senior management (including our Chief Executive Officer), all of which are engaged on a full-time basis, and one (Oded Shahar, our Senior Vice President Mergers and Acquisitions) is engaged as an independent contractor. In addition, we have 72 employees located in the United States, 7 employees located in Israel and an aggregate of 3 full time employees located in China and Macedonia.

As of December 31, 2020, we had 10 members of senior management (including our Chief Executive Officer), all of which are engaged on a full-time basis, and one (Oded Shahar, our Senior Vice President Mergers and Acquisitions) is engaged as an independent contractor. In addition, we have 51 employees located in the United States, 8 employees located in Israel and an aggregate of 7 full time employees located in China and Macedonia.

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

E. Share Ownership.

See “Item 7.A. Major Shareholders” below.

Equity Incentive Plan

We maintain one equity incentive plan - the Global Equity Incentive Plan. As of the date of this annual report, the number of Ordinary Shares reserved for the exercise of options granted under the Global Plan was 31,663.

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

Performance Rights

In the last three years we have granted 154,153 performance rights classified into ten classes to certain of our officers, directors, employees and service providers as incentive securities. In July 2020 and in January 2022, 158 Class D performance rights and 28,575 Class E performance were vested and converted into Ordinary Shares, respectively. In January 2023, 8,289 from these performance rights were forfeited

The performance rights convert into Ordinary Shares on a 1:1 basis, upon the occurrence of the following vesting milestones for each class of performance rights:

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

In January 2022, our board approved the grant of an aggregate of 132,868 performance rights to certain of our officers, employees, directors and service provider as incentive securities. The performance rights convert into Ordinary Shares on a 1:1 basis, upon the occurrence of the following vesting milestones for each class of performance rights:

●	28,575 Class E performance rights vests upon achieving a market capitalization of greater than $75,000,000. On January 19, 2022, this performance milestone was achieved and 28,575 Class E performance rights were converted to Ordinary Shares;

●	9,524 Class F performance right vests upon achieving a market capitalization of greater than $100,000,000;

●	9,524 Class G performance right vests upon achieving a market capitalization of greater than $125,000,000;

●	9,527 Class H performance right vests upon achieving a market capitalization of greater than $150,000,000;

●	37,863 Class I performance right vests upon achieving a market capitalization of greater than $175,000,000 and

●	37,855 Class J performance right vests upon achieving a market capitalization of greater than $200,000,000.

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

Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to Ordinary Shares. Ordinary Shares issuable under share options or warrants that are exercisable within 60 days after May 15, 2023, are deemed issued and outstanding for the purpose of computing the percentage ownership of the person holding the options or warrants but are not deemed issued and outstanding for the purpose of computing the percentage ownership of any other person.

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

	No. of Shares Beneficially Owned	Percentage Owned
Holders of more than 5% of our voting securities:
Dr. Yacov Geva (**)(2)	2,719,734	18.6%

Directors and executive officers who are not 5% holders:
Dr. Kenneth R. Melani (**)(3)	27,204	*	%
Igor Bluvstein	-	-%
Benny Tal (4)	4,026	*	%
Dror Muriel – Rot (5)	5,343	*	%
Oded Shahar (6)	7,818	*	%
Chanan Epstein (**)(7)	1,041	*	%
Dr. Yehoshua (Shuki) Gleitman (**)(8)	7,173	*	%
Prof. Zeev Rotstein (**)(9)	6,041	*	%
Urs Wettstein (**)(10)	6,424	*	%
All directors and executive officers as a group (10 persons)	2,784,804	19%

(*)	Less than one percent (1%).

(**)	Indicates director of the Company.

(1)	The percentages shown are based 13,971,492 Ordinary Shares (assumes the exercise in full of pre-funded warrants) issued and outstanding as of May 15, 2023, and Ordinary Shares issuable under share options or warrants that are exercisable within 60 days after such date.

(2)	Includes (i) 2,034,252 Ordinary Shares, and (ii) options to purchase 4,171, 3,576, 5,358 and 28,572 Ordinary Shares that are exercisable within 60 days after May 15, 2023, at an exercise price of $114.45, $73.5 $69.3 and $22,75 per share, respectively (iii) warrants to purchase 71,429, 57,143 and 515,233 Ordinary Shares that are exercisable within 60 days after May 15, 2023, at an exercise price of $7.7, $43.4 and $1.94 per share, respectively.

(3)	Includes (i) 5,888 Ordinary Shares, and (ii) options to purchase 1,669 , 2,146 , 3,215 and 14,286 Ordinary Shares that are exercisable within 60 days after May 15, 2023, at exercise prices of $114.45, $73.5 ,$69.3 and $22,75 per share respectively.

(4)	Includes (i) 1,650 Ordinary Shares, and (ii) options to purchase 49, 1,253 and 1,074 Ordinary Shares that are exercisable within 60 days May 15, 2023, at an exercise price of $689.85, $114.45 and $73.5 per share, respectively.

(5)	Includes (i) 1,587 Ordinary Shares, and (ii) options to purchase 1,253 and 1,074 Ordinary Shares that are exercisable within 60 days after May 15, 2023, at an exercise price of $114.45 and $73.5 per share, respectively.

(6)	Includes (i) 2,276 Ordinary Shares, and (ii) options to purchase 1,253, 1,431 and 2,858 Ordinary Shares that are exercisable within 60 days after May 15, 2023, at an exercise price of $114.45, $73.5 and $22.75 per share, respectively.

(7)	Includes (i) 206 Ordinary Shares, and (ii) options to purchase 835 Ordinary Shares that are exercisable within 60 days after May 15, 2023, at an exercise price of $114.45.

(8)	Includes (i) 1,872 Ordinary Shares, and (ii) options to purchase 835, 1,608 and 2,858 Ordinary Shares that are exercisable within 60 days after May 15, 2023, at an exercise price of $114.45, $69.3 and $22.75 per share, respectively.

(9)	Includes (i) 1,990 Ordinary Shares, and (ii) options to purchase 835, 1,073 and 2,143 Ordinary Shares that are exercisable within 60 days after May 15, 2023, at an exercise price of $114.45, $69.3 and $22.75 per share, respectively.

(10)	Includes (i) 1,658 Ordinary Shares, and (ii) options to purchase 835, 1,073 and 2,858 Ordinary Shares that are exercisable within 60 days after May 15, 2023 at an exercise price of $114.45, $69.3 and $22.75 per share, respectively.

Changes in Percentage Ownership by Major Shareholders

In May 2017, we consummated an initial public offering of A$13.5 million (approximately $9 million) on the ASX. Prior to the offering, our President and Chief Executive Officer, Dr. Geva, held approximately 91% of our issued and outstanding share capital, and following the public offering, Dr. Geva held approximately 57% of our issued and outstanding share capital. On October 6, 2022, in exchange for providing a commitment to finance the Company’s operations for the next 12 months and until November 30, 2023, subject to certain conditions, we issued Dr. Geva 71,428 Ordinary Shares and 71,429 warrants to purchase Ordinary Shares. On December 28, 2022, in connection with the Loan Agreement, Dr. Geva was issued 515,233 Ordinary Shares of the Company. As of the date of this annual report, Dr. Geva holds beneficially owns 14.6% of our Ordinary Shares.

On October 20, 2022, we entered into an agreement with Jonathan B. Rubini (the “Investor”) in connection with a private placement investment for 79,365 Ordinary Shares and warrants to purchase 79,366 Ordinary Shares with price of $6.30 per share and associated warrant, for aggregate consideration of $500,000. The warrants are exercisable at any time beginning 30 days after issuance with a term of five years from issuance. Following this private placement investment, the Investor held approximately 1% of our Ordinary Shares.

Record Holders

Based upon a review of the information provided to us by our transfer agent, as of May 15, 2023, there were a total of 6,685 holders of record of our shares, of which 2,034 record holders hold 8,757,263 of our Ordinary Shares, or approximately 68.76% of our issued and outstanding share capital, and had a registered address in the United States. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside, since many of these shares were held of record by brokers or other nominees.

We are not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and there are no arrangements known to us which would result in a change in control of our company at a subsequent date.

B. Related Party Transactions

The following is a description of the material terms of those transactions with related parties to which we are party and which were in effect since January 1, 2020.

Employment Agreements

We have entered into written employment and service agreements with each of our executive officers and have executed Director Appointment Letters with each member of our board of directors, with the exception of Dr. Yacov Geva. All employment or consulting agreements with our executive officers contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. In addition, we have entered into agreements with each executive officer and director pursuant to which we have agreed to indemnify each of them up to a certain amount and to the extent that these liabilities are not covered by directors and officers insurance. Members of our senior management are eligible for bonuses each year. Our Director Appointment Letters contain confidentiality clauses and entitle each director to annual cash compensation. See “Item 6.B—Employment Agreements with Executive Officers” and “—Directors’ Service Contracts.”

Options

Since our inception, we have granted options to purchase our Ordinary Shares to our officers and certain of our directors. We describe our option plans under “Management-Equity Incentive Plan.”

Performance Rights

Since May 2017, we have granted performance rights to certain of our officers and directors and certain consultants whereupon achievement of certain milestones, the holder of the performance rights may exercise their rights to receive such number of our Ordinary Shares represented by the performance rights. We describe our performance rights under “Management-Equity Incentive Plan-performance rights.”

Shareholder Loans

Dr. Yacov Geva, our President, Chief Executive Officer, director, and major shareholder has provided certain interest and non-interest bearing loans to us, as disclosed below.

On March 19, 2020, our shareholders approved the conversion of an additional amount of $5 million of the amount outstanding under the 2018 Credit Line into 29,631 Ordinary Shares. On July 23, 2020, we issued to Dr. Geva 14,939 Ordinary Shares as consideration for the conversion of $1.95 million owed to Dr. Geva pursuant to the 2016 Credit Line and 2018 Credit Line. In July 2020, an additional amount of $1.95 million of the amount outstanding under the 2018 Credit Line was converted into 14,939 Ordinary Shares and the remaining outstanding amount was paid in cash.

The Company and Dr. Geva agreed to convert an additional amount of US$2,000,000 of the Amount Outstanding (being A$2,906,554.28, based on the AUD:USD exchange rate quoted by the Reserve Bank of Australia on May 17, 2019 of $0.6881) (Additional Conversion Amount). The price at which the Additional Conversion Amount converted equivalent to the issue price per share under the Company’s proposed public offering in the United States, such price to be no less than A$630 (approximately $434). The number of shares that the Company issued to Dr. Geva in respect to the Additional Conversion Amount was 4,613 Shares.

In addition, in April 2021 (effective January 1,2021) Dr. Geva extended a loan to us in the amount of $267,000, which bared interest at a fixed rate of 15%. The loan and interest were repaid in full in July 2021.

On April 28, 2022, Dr. Yacov Geva signed an undertaking whereby Dr. Geva committed to finance the Company’s operations for a period of 12 months so long as he is the Company’s controlling shareholder, and/or the Company cannot be financed externally from any other sources, or until a sum of $10 million be received by the Company for its operations during 2022. In consideration therefor, the Company agreed to issued Dr. Geva 57,142 Ordinary Shares and an additional warrant to purchase 57,143 Ordinary Shares with an exercise price equal of $1.24 (the closing price of the Company’s Ordinary Shares on April 27, 2022).

On October 6, 2022, Dr. Yacov Geva, committed to finance our operations for the next 12 months and until November 30, 2023, provided and as long as he continues to be a controlling shareholder and/or the Company cannot be financed externally from any other sources and/or until a sum of $10 million be received by the Company for its operations this year, whichever is earlier. In exchange, for providing this commitment, Dr. Geva was issued 71,428 Ordinary Shares and 71,429 warrants to purchase Ordinary Shares (cashless) at an exercise price of $7.70 as of the day of giving this commitment.

On December 29, 2022, the Board of Directors approved a loan agreement, dated December 21, 2022 (the “Loan Agreement”), between the Company and Dr. Geva. Under the terms of the Loan Agreement, the total amount of the loan provided by Dr. Geva to the Company is $999,552, with an annual interest rate of 12%. The following installments have been made under the terms of the Loan Agreement and advanced to the Company: $198,582 on October 9, 2022; $85,106 on October 11, 2022; $252,596 on November 10, 2022; $175,000 on December 1, 2022 (which is attributed to waived compensation to which Dr. Geva was entitled as Chief Executive Officer of the Company); and $288,268 on December 20, 2022. In addition, (i) Dr. Geva was granted 515,233 Ordinary Shares of the Company and (ii) Dr. Geva will be granted 515,223 warrants to purchase Ordinary Shares of the Company with an exercise price of $1.94 per Ordinary Share, conditioned upon the approval of our Capital Reduction by the Grand Court of the Cayman Islands.

On January 30, 2023, our Chief Executive Officer, Dr. Yacov Geva, extended his commitment to finance our operations up to February 28, 2024, which, on March 24, 2023, was further extended to April 30, 2024. On May 15, 2023, Dr. Yacov Geva extended his commitment to finance our operations up to May 30, 2024 provided and as long as the Company cannot be financed externally from any other sources and/or until a sum of $10 million be received by the Company for its operations for the year, whichever is earlier.

Services Agreement with Dr. Brendan De Kauwe

On February 29, 2020, we entered into a services agreement with our former director, Dr. Brendan de Kauwe, whereby we receive business services from Dr. de Kauwe. Pursuant to the agreement, Dr. de Kauwe will be entitled to a monthly payment of $10,000. In addition, Dr. de Kauwe will also be entitled to commission, in an amount equal to five percent of the direct revenue actually paid to us by third parties presented to us by Dr. de Kauwe. In November 2020, the services agreement with Dr. de Kauwe was terminated. On February 27, 2023, we received notice from Dr. de Kauwe which stated his resignation as a member of our board of directors effective on February 1, 2023.

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

ITEM 8. FINANCIAL INFORMATION.

A. Consolidated Statements and Other Financial Information.

See “Item 18. Financial Statements.”

Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations. As of the date of this annual report, we are not currently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Dividends

We have never declared or paid cash dividends to our shareholders. We currently intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be made at the discretion of our board of directors and will depend on various factors, including applicable laws, our results of operations, financial condition, future prospects and any other factors deemed relevant by our board of directors.

Under the Cayman Islands Companies Act and our Amended and Restated Memorandum and Articles of Association, a Cayman Islands company may pay a dividend out of its realized or unrealized profit or share premium account, but a dividend may not be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. According to our Amended and Restated Memorandum and Articles of Association, dividends can be declared and paid out of funds lawfully available to us. Dividends may be declared and paid in cash or in kind (including paid up share capital or securities in another corporate body). Dividends, if any, would be paid in proportion to the number of Ordinary Shares a shareholder holds. Any dividend unclaimed after a period of three years from the date the dividend became due for payment shall be forfeited and shall revert to us.

B. Significant Changes

Other than as otherwise described in this annual report on Form 20-F and as set forth below, no significant change has occurred in our  operations since the date of our consolidated financial statements included in this annual report on Form 20-F.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “GMVD”.

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

Material U.S. Federal Income Tax Consequences

THE FOLLOWING SUMMARY IS INCLUDED HEREIN FOR GENERAL INFORMATION AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSIDERED TO BE, LEGAL OR TAX ADVICE. EACH U.S. HOLDER SHOULD CONSULT WITH HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND SALE OF ORDINARY SHARES, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

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

Taxation of Dividends Paid on Ordinary Shares

We do not intend to pay dividends in the foreseeable future. In the event that we do pay dividends, and subject to the discussion under the heading “Passive Foreign Investment Companies” below and the discussion of “qualified dividend income” below, a U.S. Holder, other than certain U.S. Holders that are U.S. corporations, will be required to include in gross income as ordinary income the amount of any distribution paid on the Ordinary Shares (including the amount of any Israeli tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis for the Ordinary Shares to the extent thereof, and then capital gain. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles and, therefore, U.S. Holders should expect that the entire amount of any distribution generally will be reported as dividend income.

In general, preferential tax rates for “qualified dividend income” and long-term capital gains are applicable for U.S. Holders that are individuals, estates or trusts. For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a if our Ordinary Shares are readily tradable on the Nasdaq Capital Market or another established securities market in the United States. Dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in the prior year, as a PFIC, as described below under “Passive Foreign Investment Companies.” A U.S. Holder will not be entitled to the preferential rate: (1) if the U.S. Holder has not held our Ordinary Shares for at least 61 days of the 121 day period beginning on the date which is 60 days before the ex-dividend date, or (2) to the extent the U.S. Holder is under an obligation to make related payments with respect to positions in substantially similar or related property. Any days during which the U.S. Holder has diminished its risk of loss on our Ordinary Shares are not counted towards meeting the 61-day holding period. Finally, U.S. Holders who elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the preferential rate of taxation.

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

Taxation of the Sale, Exchange or other Disposition of Ordinary Shares

Except as provided under the PFIC rules described below under “Passive Foreign Investment Companies,” upon the sale, exchange or other disposition of our Ordinary Shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s tax basis for the Ordinary Shares, determined in U.S. dollars, and the U.S. dollar value of the amount realized on the disposition (or its U.S. dollar equivalent determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss realized on the sale, exchange or other disposition of Ordinary Shares will be long-term capital gain or loss if the U.S. Holder has a holding period of more than one year at the time of the disposition. Individuals who recognize long-term capital gains may be taxed on such gains at reduced rates of tax. The deduction of capital losses is subject to various limitations.

Passive Foreign Investment Companies

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

Information Reporting and Withholding

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

We maintain a corporate website https://gmedinnovations.com/. Information contained on, or that can be accessed through, our website and the other websites referenced above do not constitute a part of this annual report on Form 20-F. We have included these website addresses in this annual report on Form 20-F solely as inactive textual references.

I. Subsidiary Information.

Not applicable.

J. Annual Report to Security Holders.

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

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our current investment policy is to invest available cash in bank deposits with banks that have a credit rating of at least A-minus. Accordingly, some of our cash and cash equivalents is held in deposits that bear interest. Given the current low rates of interest we receive, we will not be adversely affected if such rates are reduced. Our market risk exposure is primarily a result of U.S. dollar/NIS and U.S. dollar/RMB exchange rates.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

In June 2021, the Company closed its initial public offering of 3,000,000 units, each unit consisting of one ordinary share and one warrant to purchase one ordinary share of the Company for gross proceeds of approximately $15,000 before deducting underwriting discounts and commissions and other offering-related expenses in the amount of $2,150. The net proceeds from the offering have been used as described in the final prospectus filed with the SEC on June 28, 2021, under File No. 333-253852.

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

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(d) and 15d-15(e) under the Exchange Act) as of December 31, 2022, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2022, based on the criteria set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on that assessment, our management concluded that our internal control over financial reporting was not effective as of December 31, 2022, due to insufficient number of financial reporting personnel with an appropriate level of knowledge, experience, and training in application of IFRS and SEC rules and regulations commensurate with our reporting requirements, 15 deficiencies identified and a large number of controls that were not performed.

As defined in Regulation 12b-2 under the Securities Exchange Act, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

We have taken action toward remediating these material weaknesses by providing enhanced training to existing financial and accounting employees on related IFRS issues. In addition, to remediate these material weaknesses, we are implementing measures and developing, communicating, and implementing an accounting policy manual for our financial reporting personnel for recurring transactions, period-end closing processes and policy relating to segregation of duties.

Although we believe there has been some progress in remediating this weakness, the implementation of these initiatives may not fully address any material weakness or other deficiencies that we may have in our internal control over financial reporting.

(c) Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2022, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

(e) Limitations on Effectiveness of Controls and Procedures

The effectiveness of any system of internal control over financial reporting, including ours, is subject to inherent limitations, including the exercise of judgment in designing, implementing, operating, and evaluating the controls and procedures, and the inability to eliminate misconduct completely. Accordingly, any system of internal control over financial reporting, including ours, no matter how well designed and operated, can only provide reasonable, not absolute assurances. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. We intend to continue to monitor and upgrade our internal controls as necessary or appropriate for our business, but there can be no assurance that such improvements will be sufficient to provide us with effective internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information regarding fees paid by us to Ziv Haft and/or other member firms of BDO for all services, including audit services, for the years ended December 31, 2022 and 2021:

	2022	2021
(USD in thousands)
Audit fees (1)	169,000	169,000
Audit-Related Fees	-	-
Tax fees (2)	-	-
All other fees	-	-
Total	169,000	169,000

(1)	The audit fees for the years ended December 31, 2022 and 2021 includes professional services rendered in connection with the audit of our annual consolidated financial statements and the review of our consolidated interim financial statements, statutory audits of the Company and its subsidiaries, issuance of consents and assistance with review of documents filed with the SEC.

(2)	Tax fees for the years ended December 31, 2022 and 2021 were for services related to tax advice, including assistance with tax audit.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In May 2022, our board of directors authorized a share repurchase plan (or the Repurchase Plan), allowing the Company to invest up to $1,000,000 to repurchase our Ordinary Shares from time to time, in open market transactions, and/or in privately negotiated transactions or in any other legally permissible ways, depending on market conditions, share price, trading volume and other factors. Such repurchases will be made in accordance with applicable U.S. securities laws and regulations, under the Exchange Act, and other applicable law, and are subject to the approval of the Israeli court, which was granted in September 2022. Under the Repurchase Plan, we may repurchase all or a portion of the authorized repurchase amount. The Repurchase Plan does not obligate us to repurchase any specific number of the ordinary shares and may be suspended or terminated at any time at management’s discretion. As of May 15, 2023, 5,699 shares have been repurchased, at an average price per share of $21.18, under the Repurchase Plan.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

The Sarbanes-Oxley Act, as well as related rules subsequently implemented by the SEC, require “foreign private issuers,” such as us, to comply with various corporate governance practices. In addition, following the listing of the Ordinary Shares on the Nasdaq Capital Market, we will be required to comply with the Nasdaq Stock Market Rules. Under those rules, we may elect to follow certain corporate governance practices permitted under the Cayman Islands Companies Act in lieu of compliance with corresponding corporate governance requirements otherwise imposed by the Nasdaq Stock Market Rules for U.S. domestic registrants.

In accordance with Cayman law and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq Stock Market Rules, we have elected to follow the provisions of the Cayman Islands Companies Act rather than the Nasdaq Stock Market Rules, with respect to the following requirements:

●	Quorum. While the Nasdaq Stock Market Rules require that the quorum for purposes of any meeting of the holders of a listed company’s common voting stock, as specified in the company’s bylaws, be no less than 33 1/3% of the company’s issued and outstanding common voting stock, under Cayman Islands Companies Act there is no minimum attendance threshold for general meetings of shareholders to be quorate. Our Post-Reduction Amended and Restated Memorandum and Articles of Association provide that twenty five percent (25%) of our issued and outstanding shares present, in person or by proxy or a duly appointed representative, who are entitled to vote on the business to be transacted, shall constitute a quorum for a general meeting. However, the quorum set forth in our Amended and Restated Memorandum and Articles of Association with respect to an adjourned meeting consists of at least one shareholder present in person or by proxy. For additional information see “Description of Share Capital and Governing Documents—Material Differences in Corporate Law.”

●	Shareholder approval. While the Nasdaq Stock Market Rules require that issuers obtain shareholder approval prior to the issuance of securities in connection with certain acquisitions, private placements of securities, or the establishment or amendment of certain stock option, purchase or other compensation plans, under the Cayman Islands Companies Act, there is no requirement for shareholder approval of share issuances (or the terms on which shares may be issued) and no statutory pre-emption rights apply. Under our Amended and Restated Memorandum and Articles of Association, our board of directors is authorized to issue shares (or to grant warrants, options or other rights to acquire shares) subject to the restriction that the number of shares in issue may not exceed our authorized share capital set forth in our Amended and Restated Memorandum and Articles of Association and generally subject to the Cayman Islands Companies Act and our Amended and Restated Memorandum and Articles of Association.

However, we have voluntarily elected to adhere to the Nasdaq Stock Market Rules and not the Cayman Islands Companies Act notwithstanding our status as a foreign private issuer, with respect to the requirements of:

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

ITEM 19. EXHIBITS

Exhibit No.	Exhibit Description

1.1	Amended and Restated Memorandum and Articles of Association of G Medical Innovations Holdings Ltd. (filed as Exhibit 99.1 to Form 6-K (File No. 001-39674), submitted on March 23, 2023, and incorporated herein by reference).

1.2	Membership Interest Purchase Agreement dated October 31, 2018, by and among G Medical Innovations USA, Inc., Telerhythmics, LLC, Digirad Imaging Solutions and Digirad Corporation (filed as Exhibit 2.1 to Form F-1 (Registration No. 333-253852), and incorporated herein by reference).

2.1	Form of Pre-Funded Warrant (filed as Exhibit 4.1 to Form F-1 (Registration No. 333-269496), and incorporated herein by reference).

2.2*	Description of Securities.

4.1	Form of Indemnification Agreement (filed as Exhibit 10.1 to Form F-1 (Registration No. 333-253852), and incorporated herein by reference).

4.2	G Medical Innovations Holdings Global Equity Plan (filed as Exhibit 10.2 to Form F-1 (Registration No. 333-253852), and incorporated herein by reference).

4.2.1	G Medical Innovations Holdings Ltd. - Israel Sub-Plan (filed as Exhibit 10.2.1 to Form F-1 (Registration No. 333-253852), and incorporated herein by reference).

4.2.2	G Medical Innovations Holdings Ltd. - U.S. Sub-Plan (filed as Exhibit 10.2.2 to Form F-1 (Registration No. 333-253852), and incorporated herein by reference).

4.3	Form of Performance Rights Agreement (filed as Exhibit 10.3 to Form F-1 (Registration No. 333-253852), and incorporated herein by reference).

4.4	Software Licensing Agreement, dated August 4, 2016, by and between the Company and Mennen Medical Ltd. (Exhibit A of this Exhibit 10.14 includes an unofficial English Translation of the Hebrew original) (filed as Exhibit 10.4 to Form F-1 (Registration No. 333-253852), and incorporated herein by reference).

4.5	Distribution Agreement, dated April 21, 2020, by and between the Company and Home Service Solutions Pty Ltd. (filed as Exhibit 10.21 to Form F-1 (Registration No. 333-253852), and incorporated herein by reference).

4.6	Addendum to Distribution Agreement, dated April 21, 2020, by and between the Company and Home Service Solutions Pty Ltd. (filed as Exhibit 10.22 to Form F-1 (Registration No. 333-253852), and incorporated herein by reference).

4.7^	Media and Marketing Services Agreement, dated September 30, 2020, by and between the Company and GRS, LLC (filed as Exhibit 10.23 to Form F-1 (Registration No. 333-253852), and incorporated herein by reference).

4.8	Provider Participation Agreement, dated April 2019, by and between the Company and Ancillary Care Services, Inc. (filed as Exhibit 10.24 to Form F-1 (Registration No. 333-253852), and incorporated herein by reference).

4.9	Distribution Agreement, dated April 20, 2020, by and between the Company and LiveCare Corp. (filed as Exhibit 10.25 to Form F-1 (Registration No. 333-253852), and incorporated herein by reference).

4.10	Distribution Agreement, dated April 2020, by and between the Company and All County Health Care Inc. (filed as Exhibit 10.26 to Form F-1 (Registration No. 333-253852), and incorporated herein by reference).

4.11	Securities Purchase Agreement dated October 20, 2022, between the Company and Jonathan B. Rubini (filed as Exhibit 99.1 to Form 6-K (File No. 001-39674) submitted on October 27, 2022, and incorporated herein by reference).

4.12	Second Amended And Restated Convertible Debenture dated October 20, 2022, originally issued by the Company to Jonathan B. Rubini on April 7, 2021 (filed as Exhibit 99.2 to Form 6-K (File No. 001-39674) submitted on October 27, 2022, and incorporated herein by reference).

4.13	Warrant issued by the Company to Jonathan B. Rubini under the Securities Purchase Agreement dated as of October 20, 2022 (filed as Exhibit 99.3 to Form 6-K (File No. 001-39674) submitted on October 27, 2022, and incorporated herein by reference).

4.14	Joint Development, Licensing and Distribution Agreement between the Company and Heartbuds AK, LLC., dated November 30, 2021 (filed as Exhibit 10.39 to Form F-1 (Registration No. 333-262422), and incorporated herein by reference).

4.15	Financing Commitment Extension Letter to the Board of Directors of the Company from Dr. Yacov Geva, dated January 30, 2023 (filed as Exhibit 10.15 to Form F-1 (Registration No. 333-269496), and incorporated herein by reference).

4.16	Financing Commitment Extension Letter to the Board of Directors of the Company from Dr. Yacov Geva, dated March 24, 2023 (filed as Exhibit 10.16 to Form F-1 (Registration No. 333-269496), and incorporated herein by reference).

4.17	Form of Underwriting Agreement, dated March 31, 2023, between the Company and ThinkEquity LLC (filed as Exhibit 1.1 to Form F-1 (Registration No. 333-269496), and incorporated herein by reference).

4.18*	Financing Commitment Extension Letter to the Board of Directors of the Company from Dr. Yacov Geva, dated May 15, 2023.

8.1	List of Subsidiaries of the Company (filed as Exhibit 21.1 to Form F-1 (Registration No. 333-269496), and incorporated herein by reference).

12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.

12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.

13.1&	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350.

13.2&	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350.

15.1*	Consent of Ziv Haft, a member firm of BDO.

101*	The following financial information from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2022, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance sheets as of December 31, 2022, December 31, 2021 and December 31, 2020; (ii) Consolidated Statements of Comprehensive Loss as of December 31, 2022, December 31, 2021 and December 31, 2020; (iii) Consolidated Statement of Changes in Shareholders’ Equity as of December 31, 2022, December 31, 2021 and December 31, 2020; (iv) Consolidated Statements of Cash Flows as of December 31, 2022, December 31, 2021 and December 31, 2020; and (v) Notes to the consolidated financial statements.

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

&	Furnished herewith

^	Certain confidential information contained in this exhibit, has been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K, because it (i) is not material and (ii) would be competitively harmful if publicly disclosed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

G MEDICAL INNOVATIONS HOLDINGS LTD.

Date: May 16, 2023	By:	/s/ Yacov Geva
Yacov Geva
President, CEO and Director

G MEDICAL INNOVATIONS HOLDINGS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

GMEDICAL INNOVATIONS HOLDINGS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

_______________________

________________

____________

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Stockholders of G Medical Innovations Holdings Ltd.

Rehovot, Israel.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of G Medical Innovations Holdings Ltd. and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of comprehensive loss, changes in shareholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Tel-Aviv, Israel

May 16, 2023

G MEDICAL INNOVATIONS HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31, 2022	December 31, 2021
	Note	US$ in thousands
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		295	6,034
Restricted deposit		142	163
Inventory, net	4	292	355
Trade receivables, net	5	593	507
Other accounts receivable	6	441	1,492
Loan to major shareholder, net	10	230	-
Total current assets		1,993	8,551

NON-CURRENT ASSETS:
Other accounts receivable	6	185	213
Property, plant and equipment, net	7,14	2,647	1,753
Total non-current assets		2,832	1,966
Total assets		4,825	10,517

The accompanying notes are an integral part of the consolidated financial statements.

G MEDICAL INNOVATIONS HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31, 2022	December 31, 2021
	Note	US$ in thousands
LIABILITIES AND SHAREHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Short term loan and current portion of long-term loans	11	144	140
Trade payables		4,655	2,332
Other accounts payable	9	2,031	1,246
Financial liability at fair value	8	-	648
Short term convertible securities at fair value	8,23	-	2,535
Convertible securities	8,23	737	-
Derivative liabilities at fair value – warrants	8,23	618	1,261
Loan from major shareholder at fair value	10	765	-
Short term portion of lease liability	14	163	119
Total current liabilities		9,113	8,281

NON-CURRENT LIABILITIES:
Long term convertible securities at fair value	8,23	-	4,707
Long term loans	11	53	75
Long term lease liability	14	230	266
Total non-current liabilities		283	5,048

SHAREHOLDERS’ DEFICIT:	13
Ordinary Shares; $3.15 par value 100,000,000 shares authorized and 1,532,794 shares issued and outstanding as of December 31, 2022. As of December 31, 2021, 57,142,857 shares authorized and 387,972 shares issued and outstanding(*)		4,835	1,222
Other reserve		1,500	1,500
Translation reserve		2	2
Additional paid in capital		101,694	81,879
Treasury shares		(121)	-
Accumulated deficit		(115,263)	(90,634)
G Medical innovations holdings ltd. Shareholders’ deficit		(7,353)	(6,031)
Non-controlling interest		2,782	3,219
Total shareholders’ deficit		(4,571)	(2,812)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT		4,825	10,517

(*)	After giving effect to the reverse stock split (see also Note 13C)

May 15, 2023
Date of approval of the financial statements	Igor Bluvstein Chief Financial Officer	Dr. Yacov Geva President and Chief Executive Officer	Dr. Kenneth R. Melani Chairman of the Board of Directors

The accompanying notes are an integral part of the consolidated financial statements.

G MEDICAL INNOVATIONS HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

		Year ended December 31, 2022	Year ended December 31, 2021		Year ended December 31, 2020
	Note	US$ in thousands (except for share data)
Revenue:	2.S
Products		16		50		41
Services		4,404		4,911		4,859
Total revenue		4,420		4,961		4,900
Cost of revenue:
Cost of sales of products		113		66		398
Cost of services	15	3,523		3,386		3,835
Total cost of revenue		3,636		3,452		4,233
Gross profit (loss)		784		1,509		667

Operating expenses:
Research and development expenses	16	2,292		1,680		1,315
Selling, general and administrative expenses	17.A	20,605		10,797		11,652
Operating loss		22,113		10,968		12,300
Financial income		17,546		870		344
Financial expense		9,375		4,492		750
Financial income (expense), net	17.B	8,171		(3,622)		(406)

Loss before tax		13,942		14,590		12,706
Income tax expense (benefit)	19	16		(3)		(18)
Loss for the year from continuing operations		13,958		14,587		12,688
Loss from discontinued operations	22	11,108		301		-
Total Loss for the year		25,066		14,888		12,688

Loss for the year attributed to:
Non-controlling interests		437		130		152
G Medical innovations holdings ltd. shareholders’		13,521		14,457		12,536
Loss from discontinued operations	22	11,108		301		-
G Medical innovations holdings ltd. shareholders’		25,066		14,888		12,688
Basic and diluted loss per share from continuing operations		$(18.76)	$	*(44.57)	$	*(59.67)
Basic and diluted loss per share from discontinued operations		$(15.41)		$(0.92)		-
Basic and diluted loss per share attributable to G Medical innovations holdings ltd. Shareholders in USD	18	$(34.17)	$	*(45.49)	$	*(59.67)
Weighted average ordinary shares outstanding:		720,854		*324,452		*210,070

*	After giving effect to the reverse stock split (see also Note 13C)

The accompanying notes are an integral part of the consolidated financial statements.

G MEDICAL INNOVATIONS HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

	G Medical Innovations Holdings Ltd. Shareholders’ Deficit
	Share capital	Other reserve	Translation reserve	Additional paid in capital	Accumulated deficit	Treasury Shares	Total	Non-controlling Interest	Total shareholders’ deficit
	US$ in thousands
Balance at December 31, 2021	1,222	1,500	2	81,879	(90,634)	-	(6,031)	3,219	(2,812)

Changes during the year:
Issuance of ordinary shares, net	916			2,526			3,442		3,442
Issuance of ordinary shares in respect of warrants and pre-funded warrants exercise	574			6,690			7,264		7,264
Share-based compensation	500			11,988			12,488		12,488
Issuance of ordinary shares in return of loan from major shareholder	1,623			(1,389)			234		234
Treasury shares						(121)	(121)		(121)
Comprehensive loss for the period:
Net comprehensive loss					(24,629)		(24,629)	(437)	(25,066)
Balance at December 31, 2022	4,835	1,500	2	101,694	(115,263)	(121)	(7,353)	2,782	(4,571)

The accompanying notes are an integral part of the consolidated financial statements.

G MEDICAL INNOVATIONS HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

	G Medical Innovations Holdings Ltd. Shareholders’ Deficit
	Share capital	Other reserve	Translation reserve	Additional paid in capital	Accumulated deficit	Total	Non-controlling Interest	Total shareholders’ deficit
	US$ in thousands
Balance at January 1, 2020	410	1,500	2	48,051	(63,340)	(13,377)	3,501	(9,876)

Changes during the year:
Issuance of ordinary shares, net	208	-	-	8,784	-	8,992	-	8,992
Share based compensation	40	-	-	2,832	-	2,872	-	2,872
Conversion of financial liability to shares	21	-	-	780	-	801	-	801
Conversion of loans from major shareholder into shares	140	-	-	6,810	-	6,950	-	6,950
Comprehensive loss for the period:
Net comprehensive loss	-	-	-	-	(12,536)	(12,536)	(152)	(12,688)
Balance at December 31, 2020	819	1,500	2	67,257	(75,876)	(6,298)	3,349	(2,949)

Changes during the year:
Issuance of ordinary shares and warrants, net	270	-	-	13,147	-	13,417	-	13,417
Share based compensation	105	-	-	543	-	648	-	648
Conversion of loans into shares	28	-	-	932	-	960	-	960
Comprehensive loss for the period:
Net comprehensive loss	-	-	-	-	(14,758)	(14,758)	(130)	(14,888)
Balance at December 31, 2021	1,222	1,500	2	81,879	(90,634)	(6,031)	3,219	(2,812)

The accompanying notes are an integral part of the consolidated financial statements.

G MEDICAL INNOVATIONS HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
	US$ in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss for the year	(25,066)	(14,888)	(12,688)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,212	1,362	1,418
Loss from inventory write off	2,084	-	-
Impairment of goodwill	-	-	2,844
Change in fair value of derivatives	(10,232)	(311)	(240)
Change in fair value of financial liability	40	-	-
Accrued interest on convertible security	49	-	-
Revaluation of restricted deposit	56	-	5
Share based compensation	12,488	648	2,872
Forgiveness of PPP loan	-	-	(873)
Accrued interest of long-term loans	3	89	107
Changes in deferred taxes	-	(5)	(18)
Loss from disposal equipment	422	-	579
Change in fair value of Convertible loans	(1,321)	3,677	289
Decrease (increase) in trade receivable, net	(86)	210	(161)
Increase in other accounts receivable	839	(180)	(697)
Increase (decrease) in inventories	(2,021)	(265)	288
Increase (decrease) in trade payables	2,323	(1,736)	739
Increase (decrease) in other accounts payable	785	(129)	591
Accrued interest on loans from major shareholder	-	-	298
Capital loss from sale of fixed assets	17	16	-
Financial expenses, net	(71)	18	-
Net cash used in operating activities	(18,479)	(11,494)	(4,647)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(2,121)	(550)	(507)
Purchase of other assets	-	-	(30)
Proceeds from sales of property, plant and equipment	33	66	-
Change in restricted deposit	(35)	467	82
Net cash used in Investing activities	(2,123)	(17)	(455)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of shares and warrants, net	3,442	13,417	8,992
Issuance of ordinary shares in respect of warrants and pre-funded warrants exercise, net	2,000	-	-
Receipts (repayment) of loan from major shareholder, net	999	(272)	143
Issuance of convertible securities and warrants	14,851	5,750	350
Receipts of long-term loans from bank	-	89	873
Principal paid on lease liabilities	(366)	(357)	(529)
Repayment of convertible securities and financial liability	(5,921)	(536)	(3,967)
Changes in short term bank credit	-	-	(93)
Purchase of Treasury Shares	(121)	-	-
Repayment of loans	(21)	(824)	(389)
Net cash provided by financing activities	14,863	17,267	5,380

Increase in cash and cash equivalents	(5,739)	5,756	278
Effects of exchange rate changes on cash and cash equivalents	-	-	-
Cash and cash equivalents at beginning of the year	6,034	278	-
Cash and cash equivalents at the end of the year	295	6,034	278

*	For discontinued operation see Note 22.

G MEDICAL INNOVATIONS HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

APPENDIX A - AMOUNTS PAID DURING THE YEAR FOR:

	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
	US$ in thousands
Interest	4	143	557
Tax	16	-	-

APPENDIX B – NON-CASH ACTIVITIES:

	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
	US$ in thousands

Conversion of convertible loan and loans into shares and warrants	-	960	801
Share issuance related to exercise of warrants and Pre-funded warrants	5,264
Convertible securities - classification into financial liability at fair value		648	-
Conversion of loan from major shareholder into shares		-	6,950
Recognition of right of use assets and lease liabilities	1,344	316	-
Convertible securities - classification into convertible financial liability at amortized cost	688	-	-

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

In June 2021, the Company closed its initial public offering of 85,714 units, each unit consisting of one ordinary share and one warrant to purchase one ordinary share of the Company, for gross proceeds of approximately $15,000 before deducting underwriting discounts and commissions and other offering-related expenses in the amount of $2,150. Only the costs attributable to the issuance of new shares were deducted from the Company’s equity and listing costs were expensed. The ordinary shares and warrants of the Company began trading on the Nasdaq Capital Market on June 25, 2021, under the symbols “GMVD” and “GMVDW,” respectively.

The Company is an early commercial stage healthcare company engaged in the development of next generation mobile health (or mHealth) and telemedicine solutions, and monitoring service platforms. The Company believes that it is at the forefront of the digital health revolution in developing the next generation of mobile technologies and services that are designed to empower consumers, patients and providers to better monitor, manage and improve clinical and personal health outcomes, especially for those who suffer from cardiovascular disease (“CVD”), pulmonary disease and diabetes. In addition, in December 2021 the Company started a new business activity of COVID-19 testing, in the State of California, providing four kinds of diagnostic tests –Rapid Antigen, A/B Flu, PCR and Antibody tests which has been discontinued during the second half of 2022 (see Note 22).

In July 2022 the Company started a new operations of Direct-To-Customer health testing kits health issues ranging from food sensitivity, indoor/outdoor allergies, HPV, thyroid functioning, testosterone levels, and the hemoglobin A1C test, with results going directly to the user within days. This operation is still in an early stage and no revenue has been recorded in 2022.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company incurred a net loss of $25,066 and $14,888 for the years ended December 31, 2022 and 2021, respectively, and generated $115,263 and $90,634 of accumulated deficit since inception for December 31, 2022 and 2021, respectively. The Company has incurred negative cash from operation and net losses for current and recent years. The Company financed its operation up do date by using bank credit line, loans, issuance of shares, convertible securities, and loans from its major shareholder. The Company’s major shareholder, in return for shares and warrants (as further detailed in note 24E), has committed to continue and support the Company’s ongoing operation for the foreseeable future if other sources of funding would not be available to the Company and under certain conditions (see also note 24 D).

These consolidated financial statements of the Company were authorized for issue by the Board of Directors on May 15, 2023.

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

C.	Organizational Structure

The consolidated financial statements of the Company include the accounts of the Company and the following subsidiaries:

Entity name	State incorporated	Percent ownership
G Medical Innovations Holdings Ltd.	Cayman Islands	Parent Company
G Medical Innovations Ltd.	Israel	100%
G Medical Innovations Asia Ltd.	Hong Kong	100%
G Medical Innovations UK Ltd.*	United Kingdom	100% - G Medical Innovations Asia Ltd.
Guangzhou Yimei Innovative Medical Science and Technology Co., Ltd.	China	70% - G Medical Innovations Asia Ltd
G Medical Innovations MK Ltd.	Macedonia	100%
G Medical Innovations USA Inc.	USA	100%
G Medical Diagnostic Services, Inc. (Formerly CardioStaff Diagnostic Services Inc)	USA	100% - G Medical Innovations USA Inc.
Telerhythmics, LLC	USA	100% - G Medical Innovations USA Inc.
G Medical Tests and Services, Inc**	USA	100% - G Medical Innovations USA Inc.
G Medical Lab Services, Inc**	USA	80% - G Medical Innovations USA Inc.
G Medical Mobile Health Solution, Inc	USA	100% - G Medical Innovations USA Inc.
G Medical Health and Wellness, Inc***	USA	100% - G Medical Innovations USA Inc.
G Medical Health and Wellness Lab, Inc***	USA	100% - G Medical Innovations USA Inc.

*	Not active

**	In December 2021 the Company started a new business activity of COVID-19 Testing operating in the State of California, under G Medical Tests and Services, Inc a wholly owned subsidiary of G Medical Innovations USA Inc. In addition, in December 2021, G Medical Lab Services, Inc. was established as a subsidiary of G Medical Tests and Services, Inc, which holds 80% of its share capital. The Company provides laboratory testing services as part of the Company COVID-19 testing in the United States. During the second half of 2022, the business activity of the companies was discontinued. (See Note 22).

***	In July 2022 the Company established two wholly owned subsidiaries: G Medical Health and Wellness, Inc, and G Medical Health and Wellness Lab, Inc for the purpose of the new Direct-To-Customer health testing kits activity. Accordingly, consumers will be able to order tests online, perform the test in privacy and receive their results online within few days from receiving the test in the lab.

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

E.	Use of estimates and assumptions in the preparation of the consolidated financial statements

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities including estimates for transactions with the major shareholder, disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. By their nature, these estimates are subject to measurement uncertainty and are reviewed periodically and adjustments, if necessary, are made in the year which they are identified. Actual results could differ from those estimates.

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

The consolidated financial statements are prepared in U.S. Dollars (the functional currency). Transactions and balances in foreign currencies are converted into U.S. Dollars in accordance with the principles set forth by International Accounting Standard (IAS) 21 “The Effects of Changes in Foreign Exchange Rates”. Accordingly, transactions and balances have been converted as follows:

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

During the years 2022 and 2021 the Company did not meet the above criteria therefore all the development costs have been recognized as expenses.

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

G MEDICAL INNOVATIONS HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.):

K.	Leases (cont.)

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

L.	Earnings per share

Basic and diluted earnings per share is calculated as net loss attributable to the shareholders of the Company, divided by the weighted average number of ordinary shares in circulation during the year.

M.	Government grant

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

G MEDICAL INNOVATIONS HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.):

N.	Provisions

Provisions are recognized when the Company has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured. Provisions are measured using the best estimate of the amounts required to settle the obligation at the end of the reporting period.

O.	Fair value measurement

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

G MEDICAL INNOVATIONS HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.):

P.	Financial instruments (cont.)

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

As of December 31, 2022 and December 31, 2021, ECL for trade and other account receivables were $450 and $464 respectively.

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

G MEDICAL INNOVATIONS HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.):

P.	Financial instruments (cont.)

Write-off policy

The Company writes off its financial assets if any of the following occur:

●	Inability to locate the debtor.

●	Discharge of the debt in a bankruptcy.

●	It is determined that the efforts to collect the debt are no longer cost effective given the size of receivable.

●	Open debts over 18 months.

The collections department must comply with the collection efforts outlined in the policy to collect on delinquent customer accounts before any write-offs are made.

Q.	Impairment of non-financial assets

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

R.	Property, plant, and equipment

Items of property, plant, and equipment are initially recognized at cost. Cost includes directly attributable costs and the estimated present value of any future costs of dismantling and removing items. Depreciation is computed by the straight-line method, based on the estimated useful lives of the assets, as follows:

Estimated useful lives
Computers and electronic equipment	3
Furniture and equipment	7
Vehicles	6-7
Leasehold Improvement	3-7
Lab equipment	5

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

Contractual allowances are estimated based on historical collections by CPT code (Current Procedural Terminology)  for specific payers or class of payers and represent the difference between the list price (the billing rate) and the reimbursement rate for each payer.

All of the Company’ Service Revenue are generated from service provided through an independent diagnostic testing facility model which allows the Company to bill Medicare, Medicaid, or one of the third-party healthcare insurers directly for services provided. The Company also receives reimbursement directly from patients through co-pays and self-pay arrangements.

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

Covid-19 services

In December 2021 the Company started a new business activity of COVID-19 testing in the State of California, providing its COVID-19 testing services. There are two groups of payors from which the Company seeks payment for testing services provided to patients:

US federal government’s Health Resources & Services Administration program (“HRSA”). and Insurance companies.

G MEDICAL INNOVATIONS HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.):

S.	Revenue recognition (cont.)

US federal government’s Health Resources & Services Administration program (“HRSA”)

On March 22, 2022, the HRSA program stopped accepting claims for Covid-19 testing and treatment due to lack of sufficient funds. Despite requests from the Acting Director of the Office of Management and Budget and the White House Coordinator for Covid-19 Response for additional emergency funding for the uninsured program, emergency funding has not been allocated to the HRSA uninsured program as of the financial statement issuance date. If funding for the HRSA program is reinstituted in the future, the Company will submit eligible claims for reimbursement to HRSA.

For the twelve months ended December 31, 2022, the Company recognized revenue in the amount of approximately $361 for performing tests which have been collected until March 22, 2022, from HRSA, the Company did not recognized revenue from Covid tests performed to uninsured patients after March 22, 2022 since HRSA program stopped. In case the program will be reinstituted in the future the Company will recognize this revenue on cash basis. All costs incurred in respect of tests provided under HRSA, have been fully charged to profit or loss (see note 22 re discontinuation of this operation).

Insurance companies - the Company has not yet recognized revenue due to the remaining uncertainty concerning the existence of enforceable contracts with the insurance companies in respect of collectability as it lacks sufficient experience with private insurance companies.

For accounting purposes, since the Company did not meet the revenue recognition criteria in accordance with IFRS 15 the Company will recognize revenue on cash basis.

Sale of devices

Sales of products consist of revenue from the sale of Prizma Medical Smartphone Case as well as future sale of Kits. The Company recognizes revenue at the amount to which it expects to be entitled when control of the products or services is transferred to its customers. Control is generally transferred when the Company has a present right to payment and title and the significant risks and rewards of ownership of products are transferred to its customers. There is limited judgement needed in identifying the point control passes: once physical delivery of the products to the agreed location has occurred, the Company no longer has physical possession, the Company usually will have a present right to payment (as a single payment on delivery) and retains none of the significant risks and rewards of the goods in question.

For most of the Company’s products sales, control transfers when products are shipped.

T.	New standards, interpretations and amendments not yet effective.

There are several standards, amendments to standards, and interpretations, which have been issued by the IASB that are effective in future accounting periods that the Company has decided not to adopt early.

G MEDICAL INNOVATIONS HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.):

T.	New standards, interpretations and amendments not yet effective (cont.)

The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective. There are a number of standards, amendments to standards, and interpretations which have been issued by the IASB that are effective in future accounting periods that the Group has decided not to adopt early.

The following amendments are effective for the period beginning January 1, 2023:

●	Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2);

●	Definition of Accounting Estimates (Amendments to IAS 8); and

●	Deferred Tax Related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12).

The following amendments are effective for the period beginning January 1, 2024:

●	IFRS 16 Leases (Amendment – Liability in a Sale and Leaseback)

●	IAS 1 Presentation of Financial Statements (Amendment – Classification of Liabilities as Current or Non-current)

●	IAS 1 Presentation of Financial Statements (Amendment – Non-current Liabilities with Covenants)

The Company is currently assessing the impact of these new accounting standards and amendments.

The Company does not expect any other standards issued by the IASB, but not yet effective, to have a material impact on the Company.

U.	Inventories

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

V.	Post-employment benefits

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

W.	Transactions with shareholders

A loan received from the controlling shareholder is recorded on first recognition in the financial statements of the Company as a liability according to its fair value. The difference between the amount of the loan received or given and its fair value on the date of recognition for the first time is recognized in equity. After first recognition, the loan is presented in the financial statements of the Company in accordance with the effective interest method.

G MEDICAL INNOVATIONS HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ in thousands)

NOTE 3 - CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS:

Share based compensation

The Company measures the share-based expense and the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The measurement of the fair value of the share-based expense with service providers measured at the day that the service was provided. The fair value is determined using an accepted options pricing model (Black Scholes model and Monte-Carlo). The model is based on share price, grant date and on assumptions regarding expected volatility, expected life of the options, expected dividend, and a no risk interest rate. As for granted options which are settled in equity instruments, the fair value of the options at the grant date is charged to the statement of comprehensive loss over the vesting period. Non-market vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that eventually vest. Non-vesting conditions and market vesting conditions are factored into the fair value of the options granted. As long as all other vesting conditions are satisfied, a charge is made irrespective of whether the market vesting conditions are satisfied.

Share based compensation (cont.)

For Financial instruments recognized in Fair Value – See note 2)P).

Financial liabilities at fair value

The fair value of financial liabilities at fair value was estimated by using a Black Scholes model and Monte-Carlo simulation approach, which was aimed to model the value of the Company’s assets over time. The simulation approach was designed to take into account the terms and conditions financial liability, as well as the capital structure of the Company and the volatility of its assets. The valuation was performed based on management’s assumptions and projections.

Expected credit losses (“ECL”)

See accounting policy in Note 2.P.

NOTE 4 - INVENTORY:

	December 31, 2022	December 31, 2021

Raw materials	32	116
Finished goods	260	239
Total	292	355

The Company recorded an inventory write off in the amount of $2,084, $13 and $304 during the years ended December 31, 2022, 2021 and 2020, respectively. According to Company’s policy, the Company recognizes inventory write-offs according to the age of the inventory as of each cut-off date.

G MEDICAL INNOVATIONS HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ in thousands)

NOTE 5 – TRADE RECEIVABLES, NET:

	December 31, 2022	December 31, 2021

Customers	1,043	971
Less expected credit loss	(450)	(464)
Total	593	507

NOTE 6 - OTHER ACCOUNTS RECEIVABLE:

	December 31, 2022	December 31, 2021
Prepaid expenses	505	1,033
Institutions	46	331
Advances to suppliers	-	194
other	75	147
Total other accounts receivable	626	1,705
Less long-term portion of prepaid expenses	(185)	(213)
Total current other accounts receivable	441	1,492

NOTE 7 - PROPERTY, PLANT AND EQUIPMENT, NET:

	Computers and electronic equipment	Furniture and equipment	Vehicles	Leasehold Improvements	Right of use assets *	Total
Cost:

Balance at January 1, 2021	3,693	451	148	210	1,252	5,754
Additions in 2021	435	-	115	-	316	866
Disposals in 2021	(619)	(6)	(148)	(149)	(41)	(963)
Balance at December 31, 2021	3,509	445	115	61	1,527	5,657

Accumulated depreciation:

As of January 1, 2021	2,232	186	62	95	864	3,439
Additions	793	62	8	27	324	1,214
Disposals	(575)	(2)	(66)	(65)	(41)	(749)
As of December 31, 2021	2,450	246	4	57	1,147	3,904

Net Book Value:
As of December 31, 2021	1,059	199	111	4	380	1,753

*	See also Note 14 – Leases

G MEDICAL INNOVATIONS HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ in thousands)

NOTE 7 - PROPERTY, PLANT AND EQUIPMENT, NET (CONT.):

	Computers and electronic equipment	Furniture and equipment	Vehicles	Leasehold Improvements	Right of use assets	Total
Cost:

As of January 1, 2022	3,509	445	115	61	1,527	5,657
Additions	1,997	24	57	43	1,344	3,465
Disposals	(2,089)	(169)	(57)	(51)	(1,182)	(3,548)
As of December 31, 2022	3,417	300	115	53	1,689	5,574

Accumulated depreciation:

As of January 1, 2022	2,450	246	4	57	1,147	3,904
Additions	671	60	23	4	454	1,212
Disposals	(1,756)	(100)	(6)	(31)	(296)	(2,189)
As of December 31, 2022	1,365	206	21	30	1,305	2,927

Net Book Value:
As of December 31, 2022	2,052	94	94	23	384	2,647

*	See	also Note 14 – Leases

NOTE 8 - CONVERTIBLE SECURITIES AND FINANCIAL LIABILITY AT FAIR VALUE:

A.	In October and November 2018, the Company entered into a convertible securities agreement (the “Convertible Securities”) with investors (the “Noteholders”), according to which the Company issued 1,286 notes (face value of $ 3,465 per note) to the Noteholders for an aggregate principal amount of $4,050. The Convertible Securities matured 18 months after the issuance date and are convertible into an aggregate of 5,980 ordinary shares of the Company. Each Convertible Security is convertible into such number of ordinary shares equal to the product of the number of Convertible Securities converted and the face value of $3,465 per Convertible Security, divided by exchange rate of $0.727 and divided by the fixed conversion price of AUD 1,059.1 (approximately $719.7). In addition, the Company issued to the Noteholders 276 ordinary shares of the Company and warrants (the “Convertible Securities Warrants”) to purchase an aggregate of 1,478 ordinary shares with an exercise price of AUD 1,231.7 (approximately $836.9) per share, which will expire on October 31, 2023.

For lead manager services, the Company granted a warrant to purchase an aggregate of 386 ordinary shares with an exercise price of AUD 1,231.7 (approximately $836.9), which will expire on October 31, 2023.

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

As of December 31, 2020, the Company had fulfilled and repaid all its obligations under this Convertible Securities agreement.

As of December 31, 2022 and 2021, the fair value amount of those warrants was $0 and $1 respectively.

G MEDICAL INNOVATIONS HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ in thousands)

NOTE 8 - CONVERTIBLE SECURITIES AND FINANCIAL LIABILITY AT FAIR VALUE (CONT.):

B.	On December 21, 2020, the Company entered into a CLA transaction (the “CLA Transaction”), whereby the Company entered into a securities purchase agreement, including convertible debentures and warrants to purchase the Company’s ordinary shares, with Alpha Capital Anstalt (“Alpha”), pursuant to which the Company obtained a convertible loan in an aggregate amount of $350, against issuance of convertible debentures (the “December 2020 Financing Debentures”), and warrants to purchase 2,277 ordinary shares of the Company (the “December 2020 Financing Warrants”).

The December 2020 Financing Warrants have an exercise price per share equal to the per share price of the Company’s ordinary shares in the Nasdaq IPO in June, subject to standard adjustments and have a five-year term.

Alpha was also provided a right to purchase $150 additional convertible debentures on the same terms for a period of six months from the date of the CLA Transaction. On February 17, 2021, Alpha exercised the foregoing right to purchase $150 against issuance of additional convertible debentures and warrants to purchase 976 ordinary shares, on the same terms as the CLA Transaction.

In 2020, the convertible debentures, as well as the warrants and the right to purchase additional convertible debentures were classified as a derivative financial liability.

During October 2021 the company repaid the two convertible debentures to Alpha along with the accrued interest due.

As of December 31, 2022 and 2021, the fair value amount of those warrants was $0 and $37, respectively.

C.	In April 2021, the Company entered into a securities purchase agreement, including convertible debentures and warrants to purchase the Company’s ordinary shares, with Jonathan B. Rubini (“Rubini”), pursuant to which the Company obtained a convertible loan in an aggregate amount of $600, against issuance of convertible debentures, and warrants to purchase 3,903 ordinary shares with an exercise price equal to the per share price of the Company’s ordinary shares in the Nasdaq IPO in June 2021 and an expiration date of April 2026. The debentures had a six-month term from issuance and bore interest at 10% per annum. Since the Company did not pay the debenture within the six months term and until October 7, 2021, according to the agreement, the interest rises to 12% per annum until April 2022 and then the interest rate will increase to 16% per annum until a repayment date of October 7, 2023 (“repayment date”). If the Company has not paid the principal amount as of the repayment date the conversion price shall be $1.4 per share. As of December 31, 2021, the total amount of this financial liability was $648 (including the accrued interest) and the fair value amount of above warrants were $47.

In June 2022, the Company and Rubini signed an amended and restated convertible debenture which amended the terms of the original convertible debenture agreement signed on April 7, 2021. According to the amended and restated agreement the Company promised to pay Rubini the principal sum of $600 on October 7, 2022 (the “Maturity Date”) which is a one year extension from the maturity date set forth in the original debenture. The Company shall pay interest to the holder on the aggregate unconverted and then outstanding principal amount of this debenture at the rate of 10% per annum, payable on the maturity date and thereafter subject to increase. In the event the Company has not paid the principal amount of this debenture and all accrued but unpaid interest in full as of the maturity date then the interest shall increase to 12% per annum until April 7, 2023 and then the interest rate will increase to 16% per annum until paid in full. If the Company has not paid the principal amount as of the repayment date the conversion price shall be $1.40 per share.

In October 2022, the Company and Rubini signed an additional amended and restated convertible debenture which amended the terms of the amended and restated convertible debenture agreement by extending the repayment date of principal and interest. signed June 2022. According to the amended and restated agreement the Company promised to pay Rubini the principal sum of $600 on October 1, 2022 (the “Maturity Date”) which is nearly a one year extension from the maturity date set forth in the original debenture. The Company shall pay interest to the holder on the aggregate unconverted and then outstanding principal amount of this debenture at the rate of 10% per annum, payable on the maturity date and thereafter subject to increase. In the event the Company has not paid the principal amount of this debenture and all accrued but unpaid interest in full as of the maturity date then the interest shall increase to 18% per annum until paid in full. If the Company has not paid the principal amount as of the repayment date the conversion price shall be $1.40 per share.

Since the amendments of this convertible debenture were considered to be non-substantial, the Company accounted for it as an adjustment to the existing liability. The amended convertible debenture is now measured at amortized cost using the effective interest method and as of December 31, 2022, the total amount of this convertible debenture liability was $737 and the fair value on December 31, 2022 of above warrants was $1.

This convertible debenture was fully repaid in April 2023.

G MEDICAL INNOVATIONS HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ in thousands)

NOTE 8 - CONVERTIBLE SECURITIES AND FINANCIAL LIABILITY AT FAIR VALUE (CONT.):

D.	In December 2021, the Company entered into a Convertible Loan Agreement (“Lind CLA Agreement”) transaction (the “December 2021 Note”) whereby the Company entered into a securities purchase agreement relating to the purchase and sale of a senior convertible note for gross proceeds of US$5,000 with Lind Global Partners (“Lind”). The Lind CLA agreement provides for, among other things, the issuance of the December 2021 Note with a $5,800 face value, with a 24-month maturity, and a fixed conversion price of $122.5 per share (or Conversion Price) of the Company’s ordinary shares. At any time following the date that is earlier of (1) the date that is six month of the issuance date or (2) the date of effectiveness of a registration statement covering the underlying conversion shares this Note shall be convertible. The Company is required to make principal payments in 20 equal monthly instalments commencing 120 days after funding (the “Repayment”).

At the Company discretion, the repayments can be made in: (i) cash; (ii) ordinary shares (after ordinary shares are registered) (or the Repayment Shares); or a combination of both. Repayment Shares will be priced at 90% of the average of the five lowest daily VWAPs (Volume Weighted Average Price).

Additionally, the December 2021 Note ranks senior to other of the Company debt. Further, the Lind CLA Agreement provides that Lind will also receive a common shares purchase warrant to purchase up to 32,766 ordinary shares of the Company (the “December 2021 Warrant”). The December 2021 Warrant may be exercisable with cash payment for 60 months with an exercise price of $122.5 per ordinary share (subject to adjustments) and may be exercised on a cashless basis at any time after the earlier of (a) 120 days following the issuing date or (b) in the event that a registration statement covering the underlying Common Shares is not deemed effective. Lind was also granted a 12-month right to participate in a future financing.

The Company has repaid in full the convertible loan in two instalments, an amount of $2.5 million was repaid in February 2022 and the remaining balance was repaid in April 2022 and as part of the April 2022 private issuance described above.

As of December 31, 2021, the fair value amount of this convertible note was $7,242 and the fair value amount of the warrants was $1,174.

Following the April 18, 2022, securities purchase agreement the warrants to purchase an aggregate of 32,766 ordinary share of the Company that were issued to Lind Global in December 2021 have been amended to have a reduced exercise price of $52.5 per ordinary share. In July 2022, this warrants and other warrants which were issued to Lind Global were canceled and new warrants were issued, see below in paragraph H.

E.	In January 2022, the Company entered into a definitive securities purchase agreement with Armistice Capital Fund Ltd (“Armistice”) for the issuance, in a private placement, of an aggregate of 68,571 ordinary shares par value $3.15 per share or pre-funded warrants and warrants (or the “Ordinary Warrants”) to purchase up to an aggregate of 68,572 ordinary shares, at a purchase price of $175 per ordinary share (or pre-funded warrant) and associated warrant. The gross proceeds to the Company from this private placement were $12,000.

The Ordinary Warrants have an exercise price of $175 per share, were exercisable immediately upon issuance and will have a term of five (5) years. The pre-funded warrants, and the associated Ordinary Warrant, were sold at a price of $175 each, including the pre-funded warrant exercise price of $0.0035 per ordinary share. The pre-funded warrants were exercisable at any time after the date of issuance upon payment of the exercise price.

The Ordinary Warrants and the pre-funded warrants were classified as a derivative financial liability.

G MEDICAL INNOVATIONS HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ in thousands)

NOTE 8 - CONVERTIBLE SECURITIES AND FINANCIAL LIABILITY AT FAIR VALUE (CONT.):

E.	(cont.)

The initial fair value of the Ordinary Warrants and of the pre-funded warrants at issuance was $4,944 and $3,440, respectively and transaction costs were $1,993 that were paid in cash and additional cost of $248 representing the fair value of 3,435 warrants granted to the placement agent for such private placement.

In July 2022, this warrants and other warrants which were issued to Armistice were canceled and new warrants were issued, see below in paragraph G.

The Company remeasured the pre-funded warrants fair value at March 25, 2022 (date of exercise) as $1,152 and the change in fair value was recorded in the Consolidated statement of comprehensive loss.

All of those pre-funded warrants were exercised on March 25, 2022, and 22,857 ordinary shares were issued in consideration for $0.0035 per share.

As a result of the above, Lind Global Fund II LP (“Lind Global”) exercised its right of participation, and the Company entered into a definitive securities purchase agreement with Lind Global (the “Lind SPA”) for the issuance, in a private placement, of an aggregate of 571 ordinary shares par value $3.15 per share and Ordinary Warrants to purchase up to an aggregate of 572 ordinary shares, at a purchase price of $175 per ordinary share and associated warrant.

The terms of the Lind SPA are substantially similar to the terms of the aforementioned securities purchase agreement, and the terms of the Ordinary Warrants issued pursuant to the Lind SPA are substantially similar to the terms of the warrants issued pursuant to the aforementioned securities purchase agreement.

The warrants were classified as a derivative financial liability and the initial fair value of the warrants at issuance was $83.

In July 2022 this warrants and other warrants which were issued to Lind Global were canceled and new warrants were issued, see below in paragraph H.

In April 2022, the Company entered into a definitive securities purchase agreement with Armistice Capital Fund Ltd (“Armistice”) for the issuance, in a private placement, of an aggregate of 142,857 ordinary shares par value $3.15 per share or pre-funded warrants and warrants (or the “Ordinary Warrants”) to purchase up to an aggregate of 178,572 ordinary shares, at a purchase price of $52.5 per ordinary share (or pre-funded warrant) and associated warrants.

The gross proceeds to the Company from this private placement were $7,500.

The Ordinary Warrants have an exercise price of $52.5 per share, were exercisable immediately upon issuance and will have a term of five (5) years. The pre-funded warrants, and the associated Ordinary Warrant, were sold at a price of $52.5 each, including the pre-funded warrant exercise price of $0.0035 per ordinary share. The pre-funded warrants were exercisable at any time after the date of issuance upon payment of the exercise price.

The Ordinary Warrants and the pre-funded warrants were classified as a derivative financial liability. The initial fair value of the Ordinary Warrants and of the pre-funded warrants at issuance was $4,489 and $3,160, respectively and transaction costs were $680 that were paid in cash and additional cost of $254 representing the fair value of 7,150 warrants granted to the underwriters.

In July 2022 this warrants and other warrants which were issued to Armistice were canceled and new warrants were issued, see below in paragraph G.

All of the pre-funded warrants were exercised on June 17, 2022 and 91,428 ordinary shares were issued in consideration for $0.0035 per share.

G MEDICAL INNOVATIONS HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ in thousands)

NOTE 8 - CONVERTIBLE SECURITIES AND FINANCIAL LIABILITY AT FAIR VALUE (CONT.):

F.	In April 2022, the Company entered into an Amendment with the holder, Armistice , of its warrants, as mentioned above in paragraph (E), to purchase up to an aggregate of 68,572 ordinary shares, with a purchase price of $175 per ordinary Share. The February Warrants were issued pursuant to a securities purchase agreement dated January 30, 2021. The Amendment modified the exercise price per ordinary share of the February Warrants to $52.5.

In July 2022 the holder exercised its rights under the Warrants to purchase 68,072 Ordinary shares of the Company in consideration for $2,000, representing an exercise price of $29.4 per share. The remaining purchase rights under these Warrants were cancelled (the remaining of 68,572 and 178,572 warrants were canceled and new warrants were issued to Armistice. See also below in paragraph (G).

As a result of the Prior SPA as mentioned above, on April 20, 2022, Lind Global Fund II LP (“Lind Global”) exercised its right of participation, and the Company entered into a definitive securities purchase agreement with Lind Global (the “Lind SPA”) for the issuance, in a private placement, of an aggregate of 9,523 ordinary shares par value $3.15 per share and warrants (or the “Ordinary Warrants”) to purchase up to an aggregate of 11,905 ordinary shares, at a purchase price of $52.5 per ordinary share and associated warrant. The warrants were classified as a derivative financial liability and the initial fair value of the warrants at issuance was $497.

The terms of the Lind SPA are substantially similar to the terms of the aforementioned securities purchase agreement, and the terms of the Ordinary Warrants issued pursuant to the Lind SPA are substantially similar to the terms of the warrants issued pursuant to the aforementioned securities purchase agreement. Also, all the warrants to purchase an aggregate of 572 ordinary shares of the Company that were issued to Lind Global in February 2022 have been amended to have a reduced exercise price of $52.5 per ordinary share.

G.	In July 2022, the Company issued a warrant to purchase Ordinary Share to Armistice to purchase up to an aggregate of 264,150 ordinary shares, at exercise price of $32.55 per ordinary share. The warrant shall become vested and exercisable in whole or in part on or after January 20, 2023 and shall be exercisable over 5-year and 9-months term, commencing on the grant date.

This Warrant was issued further to that certain Securities Purchase Agreement dated as of July 18, 2022 and replaced those certain Ordinary Share Purchase Warrants issued to the holder in February 2022 and April 2022.

The Warrant was classified as a derivative financial liability. The initial fair value of the Warrant at issuance was $2,712. The Company remeasured the Warrant fair value at December 31, 2022 as $380 and the change in fair value was recorded in the Consolidated statement of comprehensive loss.

H.	In July 2022, the Company issued an Ordinary Share Purchase Warrant to Lind to purchase up to an aggregate of 45,242 ordinary shares, at a purchase price of $32.55 per ordinary share. The warrant shall become vested and exercisable in whole or in part on or after July 20, 2022, and shall be exercisable over 6-year and 3-months term, commencing on the grant date. This Warrant was issued further to that certain Securities Purchase Agreement dated as of July 18, 2022 and replaced those certain Ordinary Share Purchase Warrants issued to the holder in December 2021, February 2022 and April 2022, all of which have been cancelled.

The Warrant was classified as a derivative financial liability. The initial fair value of the Warrant at issuance was $465. The Company remeasured the Warrant fair value at December 31, 2022 as $65 and the change in fair value was recorded in the Consolidated statement of comprehensive loss.

As of December 31, 2022 the fair value measurement of the warrants was determined using the Black Scholes model. a Monte-Carlo simulation model. The main assumptions used in the valuation model were: (1) risk free rate 3.17%; (2) volatility of assets 100%; and (3) original time until expiration -5 years.

G MEDICAL INNOVATIONS HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ in thousands)

NOTE 8 - CONVERTIBLE SECURITIES AND FINANCIAL LIABILITY AT FAIR VALUE (CONT.):

I.	In October 2022, the Company entered into an agreement with Jonathan B. Rubini, or the Investor, in connection with a private placement investment for 79,365 Ordinary Shares, and 79,366 warrants exercisable at $6.30 to purchase 79,366 Ordinary Shares with price of $6.30 per share and associated warrant, for aggregate consideration of $500. The warrants have an exercise price of $6.3 per share, were exercisable at any time after November 24,2022 and will have a term of five (5) years.

The Warrant was classified as a derivative financial liability. The initial fair value of the warrant at issuance was $457. The Company remeasured the warrant fair value on December 31, 2022 as $173 and the change in fair value was recorded in the Consolidated statement of comprehensive loss.

J.	The warrants in this Note were classified as a derivative financial liability, since, among the rest, the exercise price might differ in some conditions.

NOTE 9 - OTHER ACCOUNTS PAYABLE:

	December 31, 2022	December 31, 2021

Employees and authorities	1,050	770
Contingent liability	695	262
Others	286	214
Total	2,031	1,246

NOTE 10 - MAJORE SHAREHOLDER BALANCE:

On December 29, 2022, the board of directors of G Medical Innovations Holdings Ltd. (the “Company”) approved a loan agreement, dated December 21, 2022 (the “Loan Agreement”), between the Company and Dr. Yacov Geva, the Company’s Chief Executive Officer and a major shareholder (the “Major Shareholder”). Under the terms of the Loan Agreement, the total amount of the loan provided by the Lender to the Company is $1,000 which is linked to NIS, with an annual interest rate of 12%. In addition, the Major Shareholder was granted 515,233 shares and 515,233 warrants with an exercise price of $1.94 . The maturity of the Loan is December 2023.

The Company allocated the debt and equity instruments based the fair value of the debt with residual value for the equity. As of December 31, 2022, the total value of the loan was $765. In April 2023, the loan has been repaid.

During 2022 the Major Shareholder has drawn advances towards future due amounts. The Company recorded these amounts with an accrued interest rate of 12% similar to the interest rate which is applied to the loans from the Major Shareholder. As of December 31, 2022 this was recorded in the amount of $230.

NOTE 11 - LONG TERM LOANS:

	Linked to	Interest rate	December 31, 2022	December 31, 2021

Long term loans	NIS	2.6%*	66	89
Long term loans	US$	2.1%-12%	131	126
Less- Current portion			(144)	(140)
Total			53	75

*	Linked	to the consumer price index. The maturity date of the loan is September 2024.

G MEDICAL INNOVATIONS HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ in thousands)

NOTE 11 - LONG TERM LOANS (CONT.):

A.	Upon G Medical Diagnostic Services Inc (“CardioStaff”) acquisition, additional long- term loans were added to the Company. The loans bear interest of between 4%-12% per annum. The maturity dates of these loans are between the years 2020-2023.

As of December 31, 2022 and December 31, 2021, the total amount of those US loans was $131 and $126, respectively.

B.	Reconciliation of the changes in liabilities for which cash flows have been, or will be classified as financing activities in the statement of cash flows:

Loans
As of January 1, 2022	215
Changes from financing cash flows:
Repayment of loans	(21)
Total changes from financing cash flows	194
Accrued interest of long-term loans	3
As of December 31, 2022	197

Loans
As of January 1, 2021	2,083
Changes from financing cash flows:
Receipts of long-term loans	89
Conversion loans to shares	(1,222)
Repayment of loans	(824)
Total changes from financing cash flows	(1,957)
Accrued interest of long-term loans	89
As of December 31, 2021	215

NOTE 12 - COMMITMENTS AND CONTINGENCIES:

The Israeli subsidiary’s’ (G Medical Innovations Ltd) entire assets and rights were pledged as a floating charge to secure bank borrowings.

NOTE 13 - SHAREHOLDERS’ DEFICIT:

A.	The ordinary shares in the Company entitle their holders the right to receive notice to participate and vote in general meetings of the Company and the right to receive dividends, if and when declared.

	Number of shares
	December 31, 2022		December 31, 2021*
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
Ordinary shares of $3.15 par value	100,000,000	1,532,794	57,142,857	387,972
Warrants**	98,698	98,698	98,698	98,698

*	After giving effect to the reverse stock split (see also Note 13C)

(**)	The Warrants will be exercisable at a price equal to $218.75 per share and for a period of five years, starting from June 2021.

G MEDICAL INNOVATIONS HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ in thousands)

NOTE 13 - SHAREHOLDERS’ DEFICIT (CONT.):

B.	On June 29, 2021, the Company closed its initial public offering (the “IPO”) of 85,714 units. Each unit consisted of one Ordinary shares and one warrant to purchase one ordinary share at a price of $175 per unit. The gross proceeds to the Company from the initial public offering were $15,000 before deducting underwriting discounts and commissions and estimated offering expenses payable by the Company. The total issuance expenses were in the amount of $2,150, only the costs in the amount of $1,583 which were attributed to the offer of new shares are deducted from equity

The Company also granted an option to the underwriter to purchase up to 12,858 additional warrants at the public offering price less the underwriting discount. The underwriters exercised the option to purchase the 12,858 warrants.

The IPO warrants are immediately exercisable on the date of the issuance at an exercise price of $218.75 per ordinary share (125% of the public offering price per Unit) and will expire four years from the date of issuance.

In addition, and upon the consummation of the Company’s initial public offering, the Company issued 8,721 ordinary shares upon the conversion of approximately $1,222 of outstanding debt (part of the Company’s loans) associated with the Company’s acquisition of CardioStaff in November 2017, which was calculated based upon 80% of the public offering price of $175 per unit in the initial public offering.

The Company issued 30,158 ordinary shares at par value of $3.15 to the Company’s CEO, Dr. Yacov Geva, as part of a bonus for completing the Company’s IPO.

C.	Reverse stock split:

On November 15, 2022, the Company’s shareholders approved, a 35-for-1 consolidation (hereinafter referred to as a reverse stock split of 35:1) of the Company’s ordinary shares pursuant to which holders of the Company’s ordinary shares received one ordinary share for every 35 ordinary share held. All ordinary shares (issued and unissued) will be consolidated on the basis that every 35 ordinary shares of par value $0.09 will be consolidated into one ordinary share of par value $3.15, such that the authorized ordinary share capital of the Company following such consolidation is $315,000 divided into 100,000,000 ordinary shares of a par value of $3.15 each. The Company’s shareholders also approved an increase in the Company’s share capital by 42,857,143 ordinary shares such that the Company’s total authorized share capital will be 100,000,000 ordinary shares going forward ( also see note 24 (C) re change of Par Value of the Company’ ordinary shares).

D.	On December 3, 2021, the Company entered into a development and distribution agreement with Heartbuds AK LLC. Following this agreement, the Company issued 3,265 ordinary shares (see also note 13.G.11).

E.	During the year ended December 31, 2022 the Company issued 619,346 ordinary shares related to: conversion of performance shares, exercise of options / warrants and pre-funded warrants, payment made to a service provider, issuances for private placement investments in the Company, issuance for ATM (at the market offering) and issuance to the Company’s CEO.

F.	The warrants that were granted to financial advisors and consultants during 2022 and 2021 are as follows:

Amount	Exercise price		Expiration date

668	A$	135.45	October 22, 2025
2,224	A$	157.50	October 22, 2025
1,236	A$	261.45	October 22, 2025
74	A$	173.25	October 22, 2025
13,169	A$	157.50	June 29,2030
13,169		$43.75	June 29,2030
6,001		$218.75	June 25,2026
13,107		$114.45	December 03, 2026
17,143		$122.50	December 30, 2026
7,143		$140.00	December 30, 2026
7,143		$175.00	December 30, 2026
3,435		$175.00	Feb 2, 2027
7,150		$52.50	April 20, 2027
4,287		$122.50	January 1, 2027
1,429		$70.00	June 16, 2027

G MEDICAL INNOVATIONS HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ in thousands)

NOTE 13 - SHAREHOLDERS’ DEFICIT (CONT.):

G.	Options, warrants and shares granted to employees and service providers:

1.	In January 2022, the Company granted 4,287 warrants to two service providers which will become vested and exercisable over 3 years, as follows, 33.33% after one year and then 8.33% per quarter following the first vesting date and for a period of eight consecutive quarterly periods. The warrants have an exercise price of $122.5 per option share. The total fair value of the warrants, as measured on issuance date, amounted to $212 and the Company recorded an expense of $138 through profit and loss in the twelve month ended December 31, 2022.

2.	In July 2021, the Company signed an agreement with a service provider to provide consulting services. As part of the consideration, on April 8, 2022, the Company issued to the service provider 1,428 of the Company’s ordinary shares. The Company’s share price on the date of issuance was $45.15 per share and the Company recorded an expense of $64 through profit and loss in the twelve month ended December 31, 2022.

3.	In June 2022, the Company issued warrants to purchase 1,429 ordinary shares to a service provider with an exercise price of $70 per share. The warrants shall become vested and exercisable commencing two years after the grant date, and shall be exercisable over 5-year term, commencing on the grant date. The total fair value of the warrants, as measured on issuance date, amounted to $21 and the Company recorded it as an expense profit and loss.

4.	In January 2017, the Board of Directors approved a Global Equity Incentive Plan (the “Plan”). The Plan will expire in December 2026. As of the December 31, 2022, the number of ordinary shares reserved for the exercise of options granted under the Plan is 31,663.

5.	The Company and the Company’s subsidiaries employees, directors, officers, and service providers, including major shareholder are eligible to participate in this Plan and receive awards of options, share appreciation rights (“SARs”), restricted shares, restricted share units (“RSUs”), and any other share-based grant, referred to as, individually or collectively. A summary of the status of the Company’s option plan granted to employees as of December 31, 2022, and changes during the relevant period ended on that date is presented below:

	Year ended December 31, 2022		Year ended December 31, 2021*		Year ended December 31, 2020*
	Number of options	Weighted average Exercise price	Number of options	Weighted average Exercise price	Number of options	Weighted average Exercise price
Outstanding at beginning of year	72,538	$89.79	671	$616.875	886	$661.50
Exercised	(123)	$0.0315	-	-	(7)	$0.0315
Granted	63,578	$22.75	72,157	$87.5	-	-
Forfeited and cancelled	(3,572)	$53.20	(290)	$761.25	(208)	$728.875

Outstanding at end of year	132,421	$58.68	72,538	$89.79	671	$616.875
Exercisable options	28,586	$94.32	364	$494.90	516	$575.05

*	After giving effect to the reverse stock split

G MEDICAL INNOVATIONS HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ in thousands)

NOTE 13 - SHAREHOLDERS’ DEFICIT (CONT.):

G.	Options, warrants and shares granted to employees and service providers (Cont.):

5.	(cont.)

The options to employees outstanding as of December 31, 2022, are comprised, as follows:

Exercise price	Outstanding as of December 31, 2022	Weighted average remaining contractual term	Exercisable as of December 31, 2022	Weighted average remaining contractual term
		(years)		(years)

762.30	214	0.2	214	0.2
689.85	49	0.4	49	0.4
114.45	26,433	3.7	11,037	3.7
73.5	27,146	3.9	9,069	3.9
69.3	16,430	4	8,217	4.0
22.75	62,149	4.5	-	-
	132,421		28,586

6.	On September 5, 2021, the Board of Directors approved to issue a total of 26,433 options to Directors and management, that will become vested over a period of three years, with an expiry period of five years and an exercise price per Option of $ 114.45.

7.	On November 15, 2021, the Board of Directors approved to issue a total of 29,289 options to Directors and employees that will become vested over a period of three years with an expiry period of five years and an exercise price per Option of $ 73.5.

8.	On December 23, 2021, the Board of Directors approved to issue a total of 16,430 options to Directors that will become vested over a period of two years with an expiry period of five years and an exercise price per Option of $ 69.3.

9.	On June 16, 2022, the Board of Directors approved to issue a total of 63,578 options to directors and employees that will become vested over a period of one year with an expiry period of five years and an exercise price per Option of $22.75.

10.	On November 30, 2021, the Company entered a joint development, licensing, and distribution agreement with Heartbuds AK, LLC. Pursuant to the joint development agreement, the company and Heartbuds will jointly develop a newer, enhanced model or generation of Heartbuds product to be included with the sale and distribution of the company’s Prisma devise (the “HB2”).

On the date of the agreement, the Company issued Heartbuds 3,265 of the Company’s ordinary shares, and warrants to purchase 13,107 of the Company’s ordinary shares with an exercise price of $114.45 and expiration period of five years.

From the date that the HB2 is approved by the FDA until the last day of the 18-calendar month thereafter the warrants shall vest on a pro rata basis based on the actual number of devices that Heartbuds will sell to be calculated relative to the agreed target of 20,000 devices.

11.	In December 2021, the Company issued warrants to purchase 31,429 ordinary shares to a service provider with an exercise price ranging from $122.5 to $175. The warrants shall become vested and exercisable commencing one year after the grant date, and shall be exercisable over 5-year term, commencing on the grant date.

All the options and shares granted during 2021 to employees and service providers were valued using a Black Scholes model based, which is designed to model the Company’s equity value over time. The main assumptions used were: (1) risk-free rate: 0.78-1.27%; (2) volatility: 50%-60%; and (3) time until expiration: 5 years.

During 2022 all the options and shares granted to employees and service providers were valued using a Black Scholes model based, which is designed to model the Company’s equity value over time. The main assumptions used were: (1) risk-free rate: 1.49-3.37%; (2) volatility: 60%-96%; and (3) time until expiration: 5 years.

G MEDICAL INNOVATIONS HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ in thousands)

NOTE 13 - SHAREHOLDERS’ DEFICIT (CONT.):

G.	Options, warrants and shares granted to employees and service providers (Cont.):

12.	Performance rights:

During July 2020 the Company granted 3,178 ordinary shares and 21,285 with four classes of performance rights, to certain officers, directors, employees and service providers as incentive securities.

The performance rights are convertible into ordinary shares of the Company on a 1:1 basis, upon the occurrence of the following vesting milestones for each class of performance rights:

■	Class A incentive performance right – 1,594 incentive performance rights, which vests upon achieving a market capitalization of greater than $100,000, which will be calculated based on:

i.	The Company’s 20-day VWAP of ordinary shares of the Company on the ASX (adjusted by the AUD/USD exchange rate quoted on the Reserve Bank of Australia prior to the last trading day pursuant to which the Company’s VWAP of ordinary shares is being calculated); or

ii.	If applicable, the Company’s closing market price on a trading day on Nasdaq, (Conversion Price) multiplied by the total issued share capital of the Company.

■	Class B incentive performance right – 4,767 incentive performance rights, which vests upon achieving a market capitalization of greater than $150,000.

■	Class C incentive performance right – 6,351 incentive performance rights, vests upon achieving a market capitalization of greater than $200,000.

■	Class D incentive performance right – 8,573 incentive performance rights, vests upon achieving a market capitalization of greater than $250,000.

All the above incentive performance rights were valued using a Monte-Carlo based risk-neutral valuation model, which is designed to model the Company’s equity value over time. The main assumptions used in the valuation model were: (1) risk-free rate: 0.27%; (2) volatility: 88%: (3) time until expiration: 3 years; and (4) the AUD/USD rate: 0.71245. The total fair value of the incentive performance rights amounted to $635. The total value of ordinary shares issued was $380. The Company recorded an expense amounted to $1,015 through Consolidated statement of comprehensive loss at grant date.

In January 2022, the Company granted four series of performance shares in a total amount of 57,150 units to directors, officers and certain employees of the Company to be exercised upon achieving certain market capitalization of the Company. The Performance shares units will expire two years from the date of issuance. 50% of the units granted will become vested and exercisable when the company market cap reaches $75,000 (“Series E”), 16.67% of the units granted will become vested and exercisable when the company market cap reaches $100.000 (“Series F”), 16.67% of the units granted will become vested and exercisable when the company market cap reaches $125,000 (“Series G”) and 16.67% of the units granted will become vested and exercisable when the company market cap reaches $150,000 (“Series H”).

In January 2022, the Company’s market value reached $75,000 and therefore Series E units were exercised to 28,575 ordinary shares of the Company.

On January 19, 2022, the Company granted two additional series of performance shares in a total amount of 75,718 units to directors, officers and certain employees of the Company to be exercised upon achieving certain market capitalization of the Company. The Performance shares units will expire five years from the date of issuance. 50% of the units granted will become vested and exercisable when the company market cap reaches $175,000 (“Series I”), and the remaining 50% of the units granted will become vested and exercisable when the company market cap reaches $200,000 (“Series J”). All the incentive performance rights were valued using a Monte-Carlo based risk-neutral valuation model, which is designed to model the Company’s equity value over time. The total fair value of the performance shares, as measured on issuance date, amounted to $10,927 and the Company recorded an expense amounted to $3,321 through profit and loss in the twelve months period ended December 31, 2022. The key inputs that were used in the valuations of the Performance shares were: risk-free interest rate of 0.895% and expected volatility of 60% for Series E, F, G and H; and risk-free interest rate of 1.62% and expected volatility of 60% for Series I and J.

In 2022, 2021 and 2020 the Company recorded an expense related to options performance shares and shares granted at the amount of $12,488, $648 and $2,872 respectively.

G MEDICAL INNOVATIONS HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ in thousands)

NOTE 13 - SHAREHOLDERS’ DEFICIT (CONT.):

H.	Share repurchase program

On May 20, 2022, the Company announced that its board of directors authorized a share repurchase program to acquire up to $1 million of the Company’s ordinary shares. Until December 31, 2022, the Company purchased 5,699 ordinary shares in consideration for $121.

I.	Exercise of ordinary shares purchase warrants

On July 18, 2022 the Company and Armistice Capital Fund Ltd (“Armistice”) entered into an agreement according which in consideration for Armistice agreeing to exercise $2,000 on of its existing warrants which equals warrants to purchase 68,027 of the Company’s ordinary shares at a reduced exercise price of $29.4, the Company agreed to issue a new ordinary warrant for 264,150 warrant shares equal to the aggregate of (a) 85,034 warrant shares (125% of the 68,027 ordinary shares issued as a result of the Existing Warrant Exercise) and (b) the balance of 179,116 warrants held by Armistice in the Company whose exercise price will be reduced to $32.55. The 179,116 currently outstanding warrants held by Armistice will be cancelled. The 264,150 warrants will be initially exercisable commencing 6 months following July 18, 2022, have a term of exercise until April 20, 2028 and an exercise price of $32.55. (See also notes 8(E), 8(G)).

In connection with the agreement with Armistice the exercise price of 45,242 Ordinary Warrants held by Lind Global will be reduced to an exercise price equal to $32.55 and have a term of exercise until April 30, 2028. (See also note 8(H)).

J.	Private placement

On October 20, 2022, G Medical Innovations Holdings Ltd. (the “Company”) entered into an agreement with Rubini in connection with a private placement investment for 79,365 ordinary shares, par value $3.15 per share (“Ordinary Shares”) and warrants to purchase 79,366 Ordinary Shares with price of $6.3 per share and associated warrant, for an aggregate consideration of $500. The warrants are exercisable at any time beginning 30 days after issuance with a term of five years from issuance. In connection with this private placement investment, Rubini and Company agreed, inter alia, to amend the applicable interest rate and conversion price adjustment date of the 10% Convertible Debenture, originally dated April 7, 2021, as amended and restated on June 1, 2022.

The initial fair value of the Ordinary Warrants at issuance was $457. The Company remeasured the Ordinary Warrants fair value at December 31, 2022 as $172 and the change in fair value was recorded in the Consolidated statement of comprehensive loss.

K.	“At The Market” offering

In September 2022 the Company entered into a sales agreement with its sales agent pursuant to which the Company may offer and sell, from time to time, to or through the Sales Agent as agent or principal, ordinary shares, par value $3.15 per share in sales deemed to be “at the market” (“ATM”) offerings, having an aggregate offering price of up to $3,000.

As of December 31, 2022 the Company has sold 104,113 of its Ordinary shares through the ATM for a net consideration of $367.

L.	Capital Commitment Agreement with GEM:

In November 2019, the Company entered into the Capital Commitment Agreement with GEM Yield Fund LLC SCS and GEM Yield Bahamas Ltd (“GEM”) (the “Capital Commitment Agreement”). The Capital Commitment Agreement secures a capital commitment of up to approximately A$30,000 over a three-year period from GEM. As of October 2020 (when the Company was delisted from the ASX -see below), the Company had drawn down A$ 1,283 (approx. $840). Subject to the terms of the Capital Commitment Agreement, the Company may choose to, on one or more occasions within the three-year period, and subject to conditions precedent, draw down on the facility by giving GEM a 15 trading days’ notice to subscribe for fully paid ordinary shares. The number of ordinary shares which the Company may draw down under a notice is capped at 1,000% of the average daily number of the Company shares traded on ASX during the 15 trading days prior to that draw down notice, subject to adjustments. If the Company issue a draw down notice, the subscription price of the ordinary shares to be issued to GEM (or its nominees) will be 90% of the higher of the average closing bid price of the Company ordinary shares as quoted by ASX over the pricing period, being the 15 consecutive trading days after the Company give the draw down notice to GEM (subject to certain adjustments), or a fixed floor price nominated by us in it draw down notice. In addition, the Company issued to GEM warrants to purchase 7,937 ordinary shares at an exercise price of A$834.75 per share, on or before November 29, 2024. As of December 31, 2020, the Company drew down a total of A$1,283 (approx. $840) and issued 5,794 ordinary shares to GEM in consideration for its services.  The Company will not be able to make drawdowns under the Capital Commitment Agreement with GEM following the Company delisting from the ASX in October 2020 and the Company Capital Commitment Agreement with GEM will not apply to the Company ordinary shares listed on the Nasdaq Capital Market.

M.	The Convertible Securities Warrants were classified as a derivative financial liability and measured with changes in fair value recognized in finance expense (income), net.

G MEDICAL INNOVATIONS HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ in thousands)

NOTE 13 - SHAREHOLDERS’ DEFICIT (CONT.):

N.	During 2022 the Company issued 128,570 shares and 128,572 warrants to its major shareholder in return for his commitment to support financing the operation (see also note 20, 24 D)

The December 2022 and 2021 measurement was applied using a Monte -Carlo simulation model for Lind. The Black Scholes model was applied for all others below and the key parameters used were as follows:

	Fair Value as at December 31, 2022	Risk free rate	Volatility of assets	Expected Term	Expected dividend yield

Armistice warrants	380	4.0%	100%	5.31 years	0%
Rubini warrants	173	4.0%	100%	3.27-4.82 years	0%
Lind warrants	65	4.0%	100%	5.33 years	0%
Alpha Capital, MEF and GEM warrants	(*)	4.2%-4.7%	100%	0.83-3.13 years	0%
Total derivative liabilities -warrants	618

(*)	Less than $1.

	Fair Value as at December 31, 2021 *	Risk free rate	Volatility of assets	Expected Term	Expected dividend yield

Convertible Securities Warrants and GEM Warrants	3	1.265%	60%	0.06-3 years	0%
Rubini warrants	47	1.265%	60%	4 years	0%
Alpha Capital warrants	37	1.265%	60%	4 years	0%
Lind warrants	1,174	1.265%	60%	5 years	0%
Total derivative liabilities -warrants	1,261

NOTE 14 - LEASES:

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

During the year the Company entered into two new lease agreements in Newhall and Irvine, California, both for a period of three years, that had been presented as part of a right-of-use asset – property, plant and equipment.

Set out below are the carrying amounts of right-of-use assets recognized and the movements during the period:

	Office facilities	Motor vehicles	Total
At January 1, 2022	378	2	380
Additions	1,204	140	1,344
Cancellations	(886)	-	(886)
Depreciation expense	(410)	(44)	(454)
As at December 31, 2022	286	98	384

G MEDICAL INNOVATIONS HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ in thousands)

NOTE 14 - LEASES (CONT.):

Set out below are the carrying amounts of lease liabilities and the movements during the period:

2022
At January 1, 2022	385
Additions	1,321
Cancellations	(934)
Payments	(366)
Linked exchange rate	(13)
As at December 31, 2022	393
Current	163
Non-current	230

The following are the amounts recognized in profit or loss:

2022
Depreciation expense of right-of-use assets	454
Interest expense on lease liabilities	67
Total amount recognized in profit or loss	521

The Company had total cash outflows for leases of $380 in 2022, $357 in 2021, and $529 in 2020.

NOTE 15 – COST OF SERVICES:

	Year ended	Year ended	Year ended
	December 31, 2022	December 31, 2021	December 31, 2020

Payroll and related	1,888	1,615	1,266
Depreciation and amortization	667	746	1,161
Subcontractors	505	657	902
Freight	189	197	279
Others	274	171	227
Total	3,523	3,386	3,835

NOTE 16 - RESEARCH AND DEVELOPMENT EXPENSES:

	Year ended	Year ended	Year ended
	December 31, 2022	December 31, 2021	December 31, 2020

Payroll and related	944	840	607
Subcontractors and materials	755	348	147
Share based compensation	315	270	344
Depreciation and amortization	71	59	85
Patents	(15)	55	48
Travel expenses	48	-	4
Others	174	108	80
Total	2,292	1,680	1,315

G MEDICAL INNOVATIONS HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ in thousands)

NOTE 17.A - SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:

	Year ended	Year ended	Year ended
	December 31, 2022	December 31, 2021	December 31, 2020

Payroll and related	5,562	3,756	2,485
Professional services	2,666	2,324	1,614
Expected credit loss	559	723	296
Convertible transaction costs		704	-
Shares issuance costs	2,172	608	-
Contingent liabilities	92	509	-
Depreciation and amortization	487	443	3,558
Insurance	557	396	161
Share based compensation	6,876	360	2,978
Rent and office maintenance	342	314	321
Travel expenses	685	262	102
Others	607	398	137
Total	20,605	10,797	11,652

NOTE 17.B – FINANCIAL INCOME (EXPENSES), NET

	Year ended	Year ended	Year ended
	December 31, 2022	December 31, 2021	December 31, 2020

Share based compensation expenses	5,297	-	-
Other Financial expenses	4,078	4,492	750
Total Financial expenses	9,375	4,492	750
Gain due to change in fair value of derivative liability and warrants	11,553	311	240
Other Financial income	5,993	559	55
Total Financial income	17,546	870	344
Financial income (expense), net	8,171	(3,622)	(406)

NOTE 18 – LOSS PER SHARE:

Loss per share have been calculated using the weighted average number of shares in issue during the relevant financial periods, the weighted average number of equity shares in issue and loss for the period as follows:

	Year ended December 31, 2022	Year ended December 31, 2021*		Year ended December 31, 2020*

G Medical innovations holdings ltd. shareholders' loss from continuing operations	(13,521)		(14,457)		(12,536)
G Medical innovations holdings ltd. shareholders' loss from discontinued operations	(11,108)		(301)		-
Total loss for the year attributable to shareholders	(24,629)		(14,758)		(12,536)
Weighted average number of ordinary shares	720,854		324,452		210,070

Basic and diluted loss per share from continuing operations	$(18.76)	$	*(44.57)	$	*(59.67)
Basic and diluted loss per share from discontinued operations	$(15.41)		$(0.92)		-
Total basic and diluted loss per share	$(34.17)		$(45.49)		$(59.67)

*	After giving effect to the reverse stock split (see also Note 13C)

G MEDICAL INNOVATIONS HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ in thousands)

NOTE 19 - TAX ON INCOME:

A.	Taxes on income:

Cayman Islands:

The Company has incorporated in the Cayman Islands and under the local current laws; the Company is not subject to corporate income tax.

Israel:

Israeli corporate tax rate is 23% in 2022 and 2021.

United States of America:

The U.S. subsidiary incorporated in 2017 and is subject to local corporate tax in the United States. As of December 31, 2022, the U.S. subsidiary has not received a final tax assessment.

B.	Reconciliation between the theoretical tax on the pre-tax income and the tax expense (benefit):

	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020

Loss before income tax	25,050	14,891	12,706
Statutory tax rate	0%	0%	0%
Income tax at the statutory tax rate	16	-	-
Expenses not recognized for tax purposes	-	-	-
Recondition of deferred tax asset with were not recognized on prior periods	-	(3)	(18)
Income tax benefit	16	(3)	(18)

C.	Income tax expense (benefit):

	Year ended	Year ended	Year ended
	December 31, 2022	December 31, 2021	December 31, 2020

Current	16	2	-
Deferred taxes, net	-	(5)	(18)
	16	(3)	(18)

D.	Net losses carry forwards:

As of December 31, 2022, the Israeli Company has estimated carry forward tax losses of approximately $13,732. The USA Subsidiaries have estimated carry forward tax losses of approximately $39,586. The Company did not recognize deferred tax assets relating to carry forward losses in the consolidated financial statements because their utilization in the foreseeable future is not probable.

G MEDICAL INNOVATIONS HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ in thousands)

NOTE 20 - RELATED PARTIES:

The following transactions arose with related parties:

Transaction	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020

Short term employee benefits *	2,185	1,825	1,182
Social benefits costs	148	139	118
Share based compensation) Employees)	3,823	237	1,644
Share based compensation) Directors)	1,854	127	395

*	Represent base salary, bonuses, and car allowance expenses.

Liabilities to related parties:

Name	December 31, 2022	December 31, 2021	December 31, 2020

Key management personnel	71	77	604
Loans from major shareholder	1,015	-	272

In April 2022 the Company’s CEO, Dr. Yacov Geva, committed to finance the Company’s operations for the next 12 months until the end of April 2023 provided and as long as the Company’s CEO continues to be a controlling shareholder and/or the Company cannot be financed externally from any other sources and/or until a sum of $10 million be received by the Company for its operations this year, whichever is earlier.

In exchange, for providing the required security, the Company allotted to the CEO 57,142 shares and 57,143 warrants (cashless) at the exercise price of $43.4 in addition to his ordinary salary and the options which were granted to him. The total fair value of the shares and the warrants, as measured on issuance date, amounted to $2,480 and $1,845, respectively.

On October 6, 2022, the major shareholder of the Company, committed to finance the Company’s operations for the next 12 months until November 30, 2023 provided and as long as the major shareholder continue to be a controlling shareholder and/or the Company cannot be financed externally from any other sources and/or until a sum of $10 million be received by the Company for its operations this year, whichever is earlier. In exchange, for providing this commitment, Dr. Geva was issued 71,428 million shares and 71,429 million warrants (cashless) at an exercise price of $7.7 as of the day of giving this commitment. On January 30, 2023, Chief Executive Officer Dr. Yacov Geva, extended his commitment to finance our operations up to February 28, 2024, which, on March 24, 2023, was further extended to April 30, 2024. On May 15, 2023, Dr. Yacov Geva extended his commitment to finance our operations up to May 30, 2024 provided and as long as the Company cannot be financed externally from any other sources and/or until a sum of $10 million be received by the Company for its operations for the year, whichever is earlier.

The total fair value of the shares and the warrants, as measured on issuance date, amounted to $550 and $420, respectively.

See note 24.D regarding re extending for the major shareholder of the Company commitment to finance the Company.

On December 29, 2022, our Board of Directors approved a loan agreement, dated December 21, 2022 (the “Loan Agreement”), between the Company and Dr. Geva. Under the terms of the loan agreement, the total amount of the loan provided by Dr. Geva to the Company is $1,000 with an annual interest rate of 12%. The following installments have been made under the terms of the Loan Agreement and advanced to the Company: $199 on September 9, 2022 ; $85 on October 11, 2022 ; $253 on November 10, 2022 ; $175 on December 1, 2022 (which is attributed to waives compensation to which Dr. Geva was entitled as Chief Executive Officer of the Company) ; and $288 on December 20, 2022. In addition, (i) Dr. Geva was granted 515,233 Ordinary Shares of the company and (ii) Dr. Geva will be granted certain warrants to purchase Shares of the company on terms to be determined by the board of directors by March 10, 2023. On March, 2023, 515,233 warrants were granted at an exercise price of 1.94 $.

The Company accounting allocated the debt and equity instruments based on the fair value of the debt with residual value for the equity.

G MEDICAL INNOVATIONS HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ in thousands)

NOTE 21 - SEGMENT REPORTING:

The Company identified the Company’s CEO as its chief operating decision maker (“CODM”).

As the Company’s CODM, the CEO receives information on a segregated basis (for review on a regular basis) for each business unit, i.e. services, products and kits. The consolidated financial statements present the statements of comprehensive loss revenues from each segment on a standalone basis as well as cost of sale of each segment – i.e. there are no transactions between segments. The information as presented in the consolidated financial statements is essentially the same information provided to the CODM and the same information regarding decisions about allocating resources.

 The Company accounts for its segment information in accordance with IFRS 8 “Segment Reporting” which establishes annual and interim reporting standards for operating segments of a Company based on the Company’s internal accounting methods.

Operating segments are based upon its internal organization structure, the manner in which our operations are managed and the availability of separate financial information. In 2022, the Company operated through three operating segments: products segment, Patient services segment, Kits and Covid -19 testing services segment, as follows:

Products: Development, manufacture and marketing of wireless diagnostic equipment for the medical industry and consumer market.

Patient Services:  Cardiac monitoring services of MCT, Event, Holter, Extended Holter and Pacemaker

Covid -19 testing: three kinds of diagnostic tests – (i) Rapid Antigen + A/B Flu Combo test, (ii) PCR test and (iii) Antibody test.

Kits – direct-To-Customer health testing kits health issues ranging from food sensitivity, indoor/outdoor allergies, HPV, thyroid functioning, testosterone levels, and the hemoglobin A1C test, with results going directly to the user within days.

During the second half of the year 2022 the Company took two strategic decisions:

1) The Company decided to discontinue the Covid-19 activity and this segment is reported as a discontinued operation in the financial statements for the year 2022. See also Note 22.

2) The Company decided to divert to more comprehensive home testing solutions as an expansion of its patient services and as part of its vision to move towards a home-based health care system.

For the year ended December 31, 2022:

	Products	Kits	Patient Services	Total
Revenues from external customers	16	-	4,404	4,420
Segment loss	5,236	703	4,518	10,457
Unallocated G&A expenses				11,656
Finance income, net				8,171
Loss before income taxes				13,942

In the discontinued operation the revenues from external customers was $361 and the loss was $11,108.

G MEDICAL INNOVATIONS HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ in thousands)

NOTE 21 - SEGMENT REPORTING (CONT.):

For the year ended December 31, 2021:

	Products	Patient Services	Total
Revenues from external customers	50	4,911	4,961
Segment loss	3,386	3,476	6,862
Unallocated G&A expenses			4,106
Finance expenses, net			3,622
Loss before income taxes from continuing operations			14,590

In the discontinued operation the revenues from external customers was $97 and the loss was $301.

For the year ended December 31, 2020:

	Products	Patient Services	Total
Revenues from external customers	41	4,859	4,900
Segment loss	4,243	4,803	9,046
Unallocated G&A expenses			3,254
Finance expenses, net			406
Loss before income taxes from continuing operations			12,706

NOTE 22 – DISOCNTINUED OPERATION:

During the first half of 2022, the Company operated six locations performing point-of-care tests in communities in Southern and Northern California. The volume of COVID-19 testing has decreased significantly since April 2022.  Given the decrease in COVID-19 cases, in the second half of fiscal year 2022 the Company took a strategic decision to discontinue its COVID-19 related business activities.

The consolidated statements of comprehensive loss included a net loss from discontinued operations in the amount of $11,108.

Below are the results of the discontinued segment’s activity for the years ended December 31, 2022 and 2021:

	December 31, 2022	December 31, 2021

Revenue	361	97
Cost of revenue	8,070	104
Gross loss	7,709	7
Selling, general and administrative expenses	3,134	294
Other expense	265	-
Loss for the year	11,108	301

Below are the cash flow amounts relating to the discontinued segment for the years ended December 31, 2022 and 2021:

	December 31, 2022	December 31, 2021
Loss for the year	11,108	301
Operating activities	989	60
Investment activities	(784)	(52)
Financing activities	(201)	(7)
Net cash provided by (used in) discontinued operations	4	1

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

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	December 31, 2022	December 31, 2021*

Cash and Cash Equivalents	295	6,034
Restricted deposit	142	163
Trade receivables	593	507
Loan to major shareholder, net	230	-
Total	1,260	6,704

Currency risk:

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

Assets		December 31, 2022
	NIS	AUD	RMB	Total

Cash and cash equivalents	54		23	77
Restricted deposit	142	-	-	142
Loan to major shareholder, net	230			230
Accounts receivable other	52			52
	478		23	501

Liabilities
	NIS	AUD	RMB	Total
Trade and other payables	680	30	4	714
Loans	119	-	-	119
Loan from major shareholder	765			765
Obligation under operating leases	144			144
Derivative liabilities	-	11	-	11
	1,708	41	4	1,753
Net	(1,230)	(41)	19	(1,252)

G MEDICAL INNOVATIONS HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ in thousands)

NOTE 23 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONT.):

Currency risk (Cont.):

Assets		December 31, 2021
	NIS	AUD	RMB	Total
Cash and cash equivalents	116	5	35	156
Restricted deposit	10	-	-	10
	126	5	35	166

Liabilities
	NIS	AUD	RMB	Total
Trade and other payables	410	23	20	453
Loans	89		-	89
Derivative liabilities	-	3	-	3
	499	26	20	545

Net	(373)	(21)	15	(379)

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

	December 31, 2022	December 31, 2021
Linked to NIS	(1,230)	(373)
	10%	10%
	(123)	(37)
Linked to AUD	(41)	(21)
	10%	10%
	(4)	(2)
Linked to RMB	19	15
	10%	10%
	2	2

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

	December 31, 2022	December 31, 2021

Trade payables	4,655	2,332
Loans (see also note 11)	197	215
Financial liability at fair value	-	648
Convertible Securities (see also note 8)	737	7,242
Derivative liabilities - warrants (see also note 13N)	618	1,261
Loan from major shareholder	765	-
Lease liabilities (see also note 14)	393	385
Total	7,365	12,083

G MEDICAL INNOVATIONS HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ in thousands)

NOTE 23 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONT.):

Fair value of financial instrument:

	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
As of December 31, 2022
Derivative liabilities – warrants			(618)	(618)
Convertible securities			(737)	(737)
Total			(1,355)	(1,355)

	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
As of December 31, 2021
Derivative liabilities – warrants	-	-	(1,261)	(1,261)
Convertible securities	-	-	(7,242)	(7,242)
Total	-	-	(8,503)	(8,503)

At December 31, 2022, the fair value measurement of the warrants in the table above is related to Alpha, Rubini, Lind and Armistice was estimated using the Black Scholes model, based on a variety of significant unobservable inputs and thus represents a level 3 measurement within the fair value hierarchy including: risk-free interest rate in the range of 4.00 - 4.73% expected volatility of 100%.

At December 31, 2022, the fair value measurement, of the Rubini convertible debenture was estimated using the Monte Carlo simulation analysis based on a variety of significant unobservable inputs and thus represents a level 3 measurement within the fair value hierarchy. The key inputs that were used in the valuation were: risk-free interest rate of 4.73% and expected volatility of 100%.

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

Derivative liability
Derivative liability - warrants as of January 1, 2021	(359)
Issuance of financial instruments	(1,213)
Gain due to change in fair value of derivative liability	311
Derivative liability - warrants as of December 31, 2021	(1,261)
Issuance of financial instruments	(14,851)
Exercise of warrants	5,262
Gain due to change in fair value of derivative liability	10,232
Derivative liability - warrants as of December 31, 2022	(618)

Convertible Securities
Convertible securities as of January 1, 2021	(194)
Issuance of convertible securities	(4,537)
Payments of convertible securities	536
Conversion of convertible securities to regular loan	630
Loss due to change in fair value of convertible securities	(3,677)
Convertible securities as of December 31, 2021	(7,242)
Payments of convertible securities	5,921
Gain due to change in fair value of convertible securities	1,321
Convertible securities as of December 31, 2022	-

G MEDICAL INNOVATIONS HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ in thousands)

NOTE 24 - SUBSEQUENT EVENTS:

A.	Nasdaq staff listing determination:

On February 17, 2023, the Company announced that on February 16, 2023, the Company received notice from the Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) that, based upon the Company’s non-compliance with the stockholders’ equity requirement for continued listing on The Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5550(b) (the “Equity Rule”), the Company is subject to delisting from Nasdaq unless the Company timely requests a hearing before a Nasdaq Hearings Panel (the “Panel”). Accordingly, the Company has requested a hearing before the Panel, which will stay any delisting or suspension action pending the hearing and the expiration of any additional extension period granted by the Panel following the hearing. The Hearing was held on April 13, 2023.

On May 11, 2023, the Panel granted the request for continued listing on Nasdaq subject to the requirement that the Company, by no later than August 4, 2023 (or the Exception Period), provide the Panel with unaudited interim financial statements for the second quarter of 2023 and demonstrate to the Panel that the Company continue to meet the equity requirement. Upon review of Company’s interim financial statements for the second quarter of 2023, the Panel will decide if the Company demonstrated an ability to maintain compliance with the continued listing requirements on a long-term basis. In addition, from May 11, 2023 until the end of the Exception Period, the Panel reserves the right to reconsider the terms of this exception based on any event, condition or circumstance that exists or develops that would, in the opinion of the Panel, make the continued listing of the Company’s securities on Nasdaq inadvisable or unwarranted. Until the end of the Exception Period, the Company required to provide prompt notification to the Panel of any significant events that may affect the Company’s compliance with Nasdaq requirements.

B.	At-The-Market offering (“ATM”):

As described in Note 14(K) above, in September 2022 the Company entered into a sales agreement with its sales agent pursuant to which the Company may offer and sell, from time to time, to or through the Sales Agent as agent or principal, ordinary shares, par value $3.15 per share in sales deemed to be “at the market” (“ATM”) offerings, having an aggregate offering price of up to $3,000,000.

In January 2023 the Company has sold additional 413,600 of its Ordinary shares through the ATM for a net consideration of $2,528.

C.	Share capital reduction:

Under Cayman Islands law, we may not issue Ordinary Shares at a price under the par value for our Ordinary Shares except in accordance with the provisions of the Companies Act (as revised) of the Cayman Islands (which, amongst other things, requires a sanction of the Grand Court of the Cayman Islands). Our Amended and Restated Memorandum and Articles of Association permit us to reduce our share capital in any way, including by reducing the par value of our issued share capital, cancelling any paid-up share capital which is lost or unrepresented by available assets, and extinguishing or reducing the liability of any of our shares, by way of special resolution and by order from the Grand Court of the Cayman Islands confirming such reduction.

On December 23, 2022, the Company had an extraordinary general meeting of shareholders to effect a reduction of its share capital and adopt a new Amended and Restated Memorandum and Articles of Association, which would become effective simultaneously with the Capital Reduction becoming effective (the “Post-Reduction Amended and Restated Memorandum and Articles of Association”). All resolutions proposed, as described herein, were passed. Namely, shareholders approved to reduce the issued share capital of the Company by the cancellation of $3.1499 paid up capital on each issued share so that each issued share shall be treated as one fully paid-up share of $0.0001 each in the capital of the Company, or the Capital Reduction. The Capital Reduction is subject to (i) the approval of the Grand Court of the Cayman Islands, which may impose any condition in relation to the Capital Reduction, (ii) compliance with any conditions which the Court may impose in relation to the Capital Reduction, and (iii) the registration by the Registrar of Companies of the Cayman Islands of the order of the Grand Court of the Cayman Islands confirming the Capital Reduction and the minutes approved by the Grand Court of the Cayman Islands containing the particulars required under the Companies Act (as revised) of the Cayman Islands with respect to the Capital Reduction; until such conditions are met and/or satisfied, we cannot issue Ordinary Shares for less than $3.15 per share.

Following the meeting, it became apparent that the notice calling the general meeting on December 23, 2022 was only posted to shareholders on December 19, 2022 and shareholders may not have received sufficient notice of that meeting. In order for there to be sufficient notice under our Amended and Restated Memorandum and Articles of Association, there needs to be five days’ clear notice of the meeting. The result of this procedural irregularity is that the adjourned meeting on December 28, 2022 and the resolutions passed at that meeting are considered to have a defect. To cure the irregularity, on January 24, 2023, the Company called a further general meeting for our shareholders to reconsider and, if thought fit, re-approve the matters set out in the December 28, 2022 meeting and certain other matters (including amendments to our Amended and Restated Memorandum and Articles of Association). This meeting was scheduled for February 9, 2023 and, on such date, the meeting was adjourned to February 16, 2023 due a lack of an effective quorum. The adjourned meeting was convened on February 16, 2023, a quorum was present and our shareholders voted upon and approved all agenda items.

G MEDICAL INNOVATIONS HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$ in thousands)

NOTE 24 - SUBSEQUENT EVENTS (CONT.):

C.	Share capital reduction (cont.)

On March 6, 2023, we filed our application to seek an order of the Grand Court of the Cayman Islands for confirmation and approval of the Capital Reduction, which was approved by the Grand Court of the Cayman Islands on March 23, 2023, with no conditions attached. The Capital Reduction will therefore become effective upon registration by the Registrar of Companies of the Cayman Islands of (1) the order of the Grand Court of the Cayman Islands confirming the Capital Reduction and (2) the minutes approved by the Grand Court of the Cayman Islands containing the particulars required under the Companies Act (as revised) of the Cayman Islands (together the “Capital Reduction Documents”). On March 24, 2023, we filed the Capital Reduction Documents with the Registrar of Companies of the Cayman Islands and the Capital Reduction became effective.

D.	Major shareholder commitment

On May 15, 2023, the major shareholder and Chief Executive Officer of the Company, extended his commitment to finance the Company up to May 30, 2024, provided and as long as, the Company cannot be finance externally from any other sources and/ or until a sum of $ 10,000 be received in the Company for its operations, whichever is earlier. (See also note 20).

E.	Public offering

On April 3, 2023 the Company completed a public offering of 5,470,000 ordinary shares at a price of $0.8 per share and 6,530,000 pre-funded warrants at a price of $0.799 per pre funded warrant for gross proceeds of approximately $9.6 million (net proceeds were approximately $8.6 million), before deducting underwriting discounts and offering expenses. In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 1,800,000 shares and/or Pre-Funded Warrants to cover over-allotments at the public offering price, less the underwriting discount.

As part of the Public Offering the Company’s CEO, Dr. Yacov Geva purchased 1,250,000 shares for the amount of $ 1 million.